UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2024
OR
☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____

Commission File No. 001-35674	Commission File No. 333-148153
Anywhere Real Estate Inc.	**Anywhere Real Estate Group LLC**
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)
20-8050955	**20-4381990**
(I.R.S. Employer Identification Number)	(I.R.S. Employer Identification Number)

Delaware	**175 Park Avenue**
(State or other jurisdiction of incorporation or organization)	**Madison, New Jersey 07940**
(973) 407-2000	(Address of principal executive offices, including zip code)
(Registrants' telephone number, including area code)	

Securities registered pursuant to Section 12(b) of the Act:

	Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Anywhere Real Estate Inc.	Common Stock, par value $0.01 per share	HOUS	New York Stock Exchange
Anywhere Real Estate Group LLC	None	None	None

Securities registered pursuant to Section 12(g) of the Act: None

---

Indicate by check mark if the Registrants are a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Anywhere Real Estate Inc.   Yes ☐ No ☑   Anywhere Real Estate Group LLC   Yes ☐ No ☑

Indicate by check mark if the Registrants are not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.
Anywhere Real Estate Inc.   Yes ☐ No ☑   Anywhere Real Estate Group LLC   Yes ☑ No ☐

Indicate by check mark whether the Registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrants were required to file such reports), and (2) have been subject to such filing requirements for the past 90 days.   Anywhere Real Estate Inc.   Yes ☑ No ☐   Anywhere Real Estate Group LLC   Yes ☐ No ☑

Indicate by check mark whether the Registrants have submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrants were required to submit such files).
Anywhere Real Estate Inc.   Yes ☑ No ☐   Anywhere Real Estate Group LLC   Yes ☑ No ☐

Indicate by check mark whether the Registrants are large accelerated filers, accelerated filers, non-accelerated filers, smaller reporting companies, or emerging growth companies. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

	Large accelerated filer	Accelerated filer	Non-accelerated filer	Smaller reporting company	Emerging growth company
Anywhere Real Estate Inc.	☐	☑	☐	☐	☐
Anywhere Real Estate Group LLC	☐	☐	☑	☐	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐

Indicate by check mark whether the Registrants are a shell company (as defined in Rule 12b-2 of the Exchange Act).
Anywhere Real Estate Inc.   Yes ☐ No ☑   Anywhere Real Estate Group LLC   Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity of Anywhere Real Estate Inc. held by non-affiliates as of the close of business on June 30, 2024 was $357 million. There were 111,261,825 shares of Common Stock, $0.01 par value, of Anywhere Real Estate Inc. outstanding as of February 21, 2025.

Anywhere Real Estate Group LLC meets the conditions set forth in General Instruction I(1)(a) and (b) of Form 10-K and is therefore filing this Form with the reduced disclosure format applicable to Anywhere Real Estate Group LLC.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement prepared for the Annual Meeting of Stockholders to be held May 7, 2025 are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Forward-looking statements included in this Annual Report on Form 10-K (this "Annual Report") and our other public filings or other public statements that we make from time to time are based on various facts and derived utilizing numerous important assumptions and are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include the information concerning our future financial performance, business strategy, projected plans and objectives, as well as projections of macroeconomic and industry trends, which are inherently unreliable due to the multiple factors that impact economic trends, and any such variations may be material. Statements preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "projects," "estimates," "potential," "plans," and similar expressions or future or conditional verbs such as "will," "should," "would," "may" and "could" are generally forward-looking in nature and not historical facts. You should understand that important factors could affect our future results and may cause actual results to differ materially from those expressed in the forward-looking statements, including those listed directly below under "Summary of Risk Factors" and as described in more detail under "Item 1A.—Risk Factors" and those described in "Item 7.—Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report. Most of these factors are difficult to anticipate and are generally beyond our control. You should consider these factors in connection with any forward-looking statements that may be made by us and our businesses generally.

All forward-looking statements herein speak only as of the date of this report and are expressly qualified in their entirety by the cautionary statements included in or incorporated by reference into this report. Except as is required by law, we expressly disclaim any obligation to publicly release any revisions to forward-looking statements to reflect events after the date of this report. For any forward-looking statement contained in this Annual Report, our public filings or other public statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SUMMARY OF RISK FACTORS

The following summary of risk factors is not exhaustive. We are subject to other risks discussed under "Item 1A.—Risk Factors," and under "Item 7.—Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as risks that may be discussed in other reports filed with the SEC. As noted under "Forward-Looking Statements" above, these factors could affect our future results and cause actual results to differ materially from those expressed in our forward-looking statements. Investors and other readers are urged to consider all of these risks, uncertainties and other factors carefully in evaluating our business.

- The residential real estate market is cyclical, and we are negatively impacted by downturns and disruptions in this market, including factors that impact homesale transaction volume (homesale sides times average homesale price), such as:
  - prolonged periods of a high mortgage rate and/or high inflation rate environment;
  - continued or accelerated reductions in housing affordability, whether at initial purchase or ongoing ownership cost;
  - insufficient or excessive home inventory levels by market or price point;
  - continued or accelerated declines, or the absence of significant increases, in the number of home sales;
  - stagnant or declining home prices; and
  - changes in consumer preferences in the U.S.;
- We are negatively impacted by adverse developments or the absence of sustained improvement in macroeconomic conditions (such as business, economic or political conditions) on a global, domestic or local basis;
- Changes to industry rules or practices that prohibit, restrict or adversely alter policies, practices, rules or regulations governing the functioning of the residential real estate market (regardless of whether such changes are driven by regulatory action, litigation outcomes, or otherwise) could materially adversely affect our operations and financial results, including, but not limited to, changes related to:
  - the clear cooperation policy, which is a National Association of Realtors ("NAR") mandated policy that requires a listing broker to submit a listing to the multiple listing services ("MLSs") for cooperation with other MLS participants within a specified time of marketing a property to the public (the "Clear Cooperation Policy");
  - the rules mandating participation in state and national Realtor associations in order to post on the local MLS; and
  - the rules limiting access to lock-boxes used to facilitate property showings and the rules that limit display of co-mingled MLS and non-MLS listings;
- Risks related to the impact of evolving competitive and consumer dynamics on both the Company and affiliated franchisees, whether driven by competitive or regulatory factors or other changes to industry rules or practices, which could include, but are not limited to:
  - meaningful decreases in the average homesale broker commission rate (including the average buy-side commission rate);
  - continued erosion of our share of the commission income generated by homesale transactions;
  - our ability (and the ability of affiliated joint ventures and franchisees) to compete against traditional and non-traditional competitors, including those that adapt more effectively, including by growing inorganically, to the continuing downturn in the housing market and the changes in industry rules and practices;
  - our ability to adapt our business to changing consumer preferences; and
  - further disruption in the residential real estate brokerage industry related to listing aggregator market power and concentration, including with respect to ancillary services;
- Our business and financial results may be materially and adversely impacted if we are unable to execute our business strategy, including if we are not successful in our efforts to:
  - recruit and retain productive independent sales agents and teams, and other agent-facing talent;
  - attract and retain franchisees or renew existing franchise agreements without reducing contractual royalty rates or increasing the amount and prevalence of sales incentives;
  - develop or procure products, services and technology that support our strategic initiatives;
  - successfully adopt and integrate artificial intelligence and similar technology into our products and services;
  - achieve or maintain cost savings and other benefits from our cost-saving initiatives;
  - generate a meaningful number of high-quality leads for independent sales agents and franchisees; and
  - complete, integrate or realize the expected benefits of acquisitions and joint ventures;

- Adverse developments or resolutions in litigation, in particular large scale litigation, involving significant claims, such as class action antitrust litigation and litigation related to the Telephone Consumer Protection Act ("TCPA"), may materially harm our business, results of operations and financial condition;
- Our substantial indebtedness, alone or in combination with other factors, particularly heightened during industry downturns or broader recessions, could (i) adversely limit our operations, including our ability to grow our business whether organically or via acquisitions, (ii) adversely impact our liquidity including, but not limited to, with respect to our interest obligations and the negative covenant restrictions contained in our debt agreements and/or (iii) adversely impact our ability, and any actions we may take, to refinance, restructure or repay our indebtedness or incur additional indebtedness;
- We have substantial indebtedness that will mature (or may spring forward) in 2026 and we may not be able to refinance or restructure any such debt on terms as favorable as those of currently outstanding debt, or at all;
- An event of default under our material debt agreements would adversely affect our operations and our ability to satisfy obligations under our indebtedness;
- A downgrade, suspension or withdrawal of the rating assigned by a rating agency to us or our indebtedness could make it more difficult for us to refinance or restructure our debt or obtain additional debt financing in the future;
- Variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase;
- Our financial condition and/or results of operations may be adversely impacted by risks related to our business structure, including, but not limited to:
  - the operating results of affiliated franchisees and their ability to pay franchise and related fees;
  - continued consolidation among our top 250 franchisees;
  - challenges relating to the owners of the two brands we do not own;
  - the geographic and high-end market concentration of our company owned brokerages;
  - the loss of our largest real estate benefit program client or continued reduction in spending on relocation services;
  - the failure of third-party vendors or partners to perform as expected or our failure to adequately monitor them;
  - our ability to continue to securitize certain of the relocation assets of Cartus;
  - our reliance on information technology to operate our business and maintain our competitiveness; and
  - the negligence or intentional actions of affiliated franchisees and their independent sales agents or independent sales agents engaged by our company owned brokerages, which are traditionally outside of our control;
- Risks related to legal and regulatory matters may cause us to incur increased costs and/or result in adverse financial, operational or reputational consequences to us, including but not limited to, our failure or alleged failure to comply with laws, regulations and regulatory interpretations and any changes or stricter interpretations of any of the foregoing, including but not limited to: (1) antitrust laws and regulations, (2) the Real Estate Settlement Procedures Act ("RESPA") or other federal or state consumer protection or similar laws, (3) state or federal employment laws or regulations that would require reclassification of independent contractor sales agents to employee status, (4) the TCPA and any related laws limiting solicitation of business, and (5) privacy or cybersecurity laws and regulations;
- We face reputational, business continuity and legal and financial risks associated with cybersecurity incidents;
- The weakening or unavailability of our intellectual property rights could adversely impact our business;
- Our goodwill and other long-lived assets are subject to further impairment which could negatively impact our earnings;
- We could be subject to significant losses if banks do not honor our escrow and trust deposits;
- Changes in accounting standards and management assumptions and estimates could have a negative impact on us;
- We face risks related to potential attrition among our senior executives or other key employees and related to our ability to develop our existing workforce and to recruit talent in order to advance our business strategies;
- We face risks related to our Exchangeable Senior Notes and exchangeable note hedge and warrant transactions;
- We face risks related to severe weather events, natural disasters and other catastrophic events, such as the wildfires recently impacting California;
- Increasing scrutiny and changing expectations related to corporate sustainability practices may impose additional costs on us or expose us to reputational or other risks;
- Market forecasts and estimates, including our internal estimates, may prove to be inaccurate; and
- We face risks related to our common stock, including that price of our common stock may fluctuate significantly.

TRADEMARKS AND SERVICE MARKS

We own or have rights to use the trademarks, service marks and trade names that we use in conjunction with the operation of our business. Some of the more important trademarks that we own or have rights to use that appear in this Annual Report include the CENTURY 21®, COLDWELL BANKER®, ERA®, CORCORAN®, COLDWELL BANKER COMMERCIAL®, SOTHEBY'S INTERNATIONAL REALTY®, BETTER HOMES AND GARDENS® Real Estate, and CARTUS® marks, which are registered in the United States and/or registered or pending registration in other jurisdictions, as appropriate to the needs of our relevant business. Each trademark, trade name or service mark of any other company appearing in this Annual Report is owned by such company.

PART I

Except as otherwise indicated or unless the context otherwise requires, the terms "we," "us," "our," "our company," "Anywhere" and the "Company" refer to Anywhere Real Estate Inc., a Delaware corporation, and its consolidated subsidiaries, including Anywhere Intermediate Holdings LLC, a Delaware limited liability company ("Anywhere Intermediate"), and Anywhere Real Estate Group LLC, a Delaware limited liability company ("Anywhere Group"). Neither Anywhere, the indirect parent of Anywhere Group, nor Anywhere Intermediate, the direct parent company of Anywhere Group, conducts any operations other than with respect to its respective direct or indirect ownership of Anywhere Group. As a result, the consolidated financial positions, results of operations and cash flows of Anywhere, Anywhere Intermediate and Anywhere Group are the same.

As used in this Annual Report:

- *"Senior Secured Credit Agreement" refers to the Amended and Restated Credit Agreement dated as of March 5, 2013, as amended, amended and restated, modified or supplemented from time to time, that governs the senior secured credit facility, or "Senior Secured Credit Facility", which includes the "Revolving Credit Facility";*

- *"Term Loan A Agreement" refers to the Term Loan A Agreement dated as of October 23, 2015, as amended, amended and restated, modified or supplemented from time to time, also referred to as the "Term Loan A Facility" (paid in full in August 2024);*

- *"7.00% Senior Secured Second Lien Notes" refers to our 7.00% Senior Secured Second Lien Notes due 2030;*

- *"5.75% Senior Notes" and "5.25% Senior Notes" refer to our 5.75% Senior Notes due 2029 and 5.25% Senior Notes due 2030, respectively, and are referred to collectively as the "Unsecured Notes;" and*

- *"Exchangeable Senior Notes" refers to our 0.25% Exchangeable Senior Notes due 2026.*

Item 1. Business.

Our Company

A leader of integrated residential real estate services in the U.S., Anywhere includes franchise, brokerage, relocation, and title and settlement businesses, as well as mortgage and title insurance underwriter joint ventures, supporting approximately 1 million closed homesale sides (either the "buy" or "sell" side of a homesale transaction) in 2024. The diverse Anywhere brand portfolio includes some of the most recognized names in real estate: Better Homes and Gardens® Real Estate, CENTURY 21®, Coldwell Banker®, Coldwell Banker Commercial®, Corcoran®, ERA®, and Sotheby's International Realty®. Using innovative technology, data and marketing products, high-quality lead generation programs, and best-in-class learning and support services, Anywhere fuels the productivity of its approximately 179,200 independent sales agents in the U.S. and approximately 132,700 independent sales agents in 118 other countries and territories, helping them build stronger businesses and best serve today's consumers.

Segment Overview

We report our operations in three segments, each of which receives fees based upon services performed for our customers:

- **Anywhere Brands ("Franchise Group")**—franchises a portfolio of well-known, industry-leading franchise brokerage brands, including Better Homes and Gardens® Real Estate, Century 21®, Coldwell Banker®, Coldwell Banker Commercial®, Corcoran®, ERA® and Sotheby's International Realty®. This segment also includes our global relocation services operation through Cartus® Relocation Services ("Cartus") and lead generation activities through Anywhere Leads Inc. ("Leads Group").

- **Anywhere Advisors ("Owned Brokerage Group")**—operates a full-service real estate brokerage business under the Coldwell Banker®, Corcoran® and Sotheby's International Realty® brand names in many of the largest metropolitan areas in the U.S. This segment also includes our share of equity earnings or losses from our minority-owned real estate auction joint venture.

- **Anywhere Integrated Services ("Title Group")**—provides full-service title, escrow and settlement services to consumers, real estate companies, corporations and financial institutions primarily in support of residential real estate transactions. This segment also includes our share of equity earnings or losses from Guaranteed Rate Affinity, our minority-owned mortgage origination joint venture, and from our minority-owned title insurance underwriter joint venture.

* * *

Our headquarters is located at 175 Park Avenue, Madison, New Jersey 07940. Our general telephone number is (973) 407-2000. The Company files electronically with the Securities and Exchange Commission (the "SEC") required reports on Form 8-K, Form 10-Q and Form 10-K; proxy materials; registration statements and other forms or reports as required. Certain of the Company's officers and directors also file ownership reports for insiders as required by Section 16 of the Securities Exchange Act of 1934. Such materials may be accessed electronically on the SEC's Internet site (www.sec.gov). We maintain an Internet website at http://anywhere.re and make available free of charge on or through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 reports and any amendments to these reports in the Investors section of our website as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. Our website address is provided as an inactive textual reference. The contents of our website are not incorporated by reference herein or otherwise a part of this Annual Report.

MARKET AND INDUSTRY DATA AND FORECASTS

This Annual Report includes historical data, forecasts and information obtained from independent sources such as the Federal Home Loan Mortgage Corporation ("Freddie Mac"), the U.S. Bureau of Labor Statistics, the U.S. Federal Reserve Board (the "Federal Reserve"), NAR, the Federal National Mortgage Association ("Fannie Mae"), trade associations, industry publications and surveys, and other information available to us. Some data is also based on our good faith estimates, which are derived from management's knowledge of the industry and independent sources. While we believe that the industry data presented herein is derived from the most widely recognized sources for reporting U.S. residential housing market statistical data, we caution that such information is subject to change and do not endorse or suggest reliance on this data or information alone. For example, in 2022, NAR significantly revised its previously published average (mean) sales price ("ASP") data for U.S. existing homes for prior periods, which resulted in discontinuing our usage of NAR ASP data in our SEC filings.

Forecasts regarding rates of home ownership, sales price, volume of homesales, and other metrics included in this Annual Report to describe the housing industry are inherently uncertain or speculative in nature and actual results for any period could materially differ. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but such information may not be accurate or complete. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Statements as to our market position are based on market data currently available to us. While we are not aware of any misstatements regarding industry data provided herein, our estimates involve risks and uncertainties and are subject to change based upon various factors, including those discussed under the headings "Risk Factors" and "Forward-Looking Statements." Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources.

Industry Overview

Industry definition. We primarily operate in the U.S. residential real estate industry and derive substantially all of our revenues from serving the needs of buyers and sellers of existing homes rather than new homes manufactured and sold by homebuilders. Residential real estate brokerage companies typically realize revenues in the form of a commission that is based on a percentage of the price of each home sold. As a result, the real estate industry generally benefits from rising home prices and increasing homesale transactions (and conversely is adversely impacted by falling prices and lower homesale transactions). We believe that existing homesale transactions and the services associated with these transactions, such as mortgage origination, title services and relocation services, represent one of the most attractive segments of the residential real estate industry for the following reasons:

- the existing homesales segment represents a significantly larger addressable market than new homesales. Of the approximately 4.7 million homesales in the U.S. in 2024, NAR estimates that approximately 4.1 million were existing homesales, representing approximately 86% of the overall sales as measured in units;

- existing homesales afford us the opportunity to represent either the buyer or the seller and in some cases both the buyer and the seller; and

- we are able to generate revenues from other Company services provided to our customers.

Our business model relies heavily on affiliated independent sales agents, who play a critical consumer-facing role in the home buying and selling experience for both our company owned and franchise brokerages. While substantially all homebuyers start their search for a home using the Internet, according to NAR, approximately 88% of home buyers and 90% of home sellers used an agent or broker in 2024. We believe that agents or brokers will continue to be directly involved in most home purchases and sales, primarily because real estate transactions have certain characteristics that benefit from the service and value offered by an agent or broker, including the following:

- the average homesale transaction value is very high and generally is the largest transaction one does in a lifetime;

- homesale transactions occur infrequently;

- there is a compelling need for personal service as home preferences are unique to each buyer;

- a high level of support is required given the complexity associated with the process, including specific marketing and technology services as well as assistance with the inspection process and other aspects of the transaction;

- the consumer preference to visit properties for sale in person, notwithstanding the availability of online images and property tours; and

- there is a high variance in price, depending on neighborhood, floor plan, architecture, fixtures, and outdoor space.

Cyclical nature of industry, long-term demographics and seasonality. The U.S. residential real estate industry exhibits a cyclical nature, characterized by periods of downturns as observed since mid-2022 and from 2006 to 2011, followed by phases of recovery and growth, exemplified from 2012 to 2021. Currently, the market is at historic lows, with 2023 and 2024 having the lowest homesale transactions since 1995, according to NAR data. These cycles are typically affected by broader economic shifts and conditions within the residential real estate market, factors largely beyond our control.

We believe that long-term demand for housing and the growth of our industry is impacted by various factors. Chief among these are housing affordability, the overall economic well-being of the U.S., and pivotal demographic trends, including generational transitions, and the rise in U.S. household formations. Elements such as mortgage rates and mortgage availability, tax incentives, job market dynamics, the conversion of renters to homebuyers, and the intrinsic benefits associated with homeownership further contribute to the industry's trajectory.

While the U.S. residential real estate market experienced substantial declines since 2022, we maintain an optimistic outlook on the growth of the residential real estate market over the mid to long term. Our optimism is rooted in the anticipation of enduring positive fundamentals, such as U.S. population over the last decade, and the expected growth in the number of U.S. households, particularly among the millennial generation, over the coming decade.

The U.S. residential housing market is also seasonal. Typically, a heightened volume of homesale transactions occurs in the second and third quarters of each year. Consequently, our historical data reveals stronger operating results and revenues during these periods.

Uncertainties Relating to the Residential Real Estate Industry. The U.S. residential real estate brokerage industry is currently in the midst of a period of significant uncertainty driven by actual and potential changes to a number of industry rules or practices that impact the functioning of the U.S. residential brokerage industry and our business. For more information, see "Item 7.—Management's Discussion and Analysis—Current Business and Industry Trends" and "Item 1A.—Risk Factors—Regulatory and Legal Risks".

Participation in Multiple Aspects of Residential Real Estate

We participate in services associated with many aspects of the residential real estate market. Our complementary businesses and minority-held joint ventures, including our mortgage origination and title insurance underwriter joint ventures, work together, allowing us to generate revenue at various points in a residential real estate transaction, including the purchase or sale of homes, corporate relocation, lead generation services, settlement and title services, and franchising of our brands. The businesses each benefit from our deep understanding of the industry, strong relationships with real estate brokers, sales agents and other real estate professionals and expertise across the transactional process. Unlike other industry participants who offer only one or two services, we can offer homeowners, our franchisees and our corporate and real estate benefit program clients ready access to numerous associated services that facilitate and simplify the home purchase and sale process. These services provide further revenue opportunities for our owned businesses and those of our franchisees. All of our businesses and our minority-owned joint ventures can derive revenue from the same real estate transaction.

Our Brands

Our brands are among the most well-known and established real estate brokerage brands in the real estate industry.

Together with our strategic joint ventures, our brands allow us to leverage our strengths, while participating in multiple markets within the real estate industry. Specifically, while all of our brands compete to varying extents in the high-end markets, our Sotheby's International Realty® and Corcoran® brands are particularly well-positioned to benefit from growth in high-end markets. Likewise, while all of our brands utilize offerings through Title Group, our company owned Coldwell Banker® brand shares synergies with our title business as well as our mortgage origination and title insurance underwriter joint ventures that allow us to progress towards our goal to integrate and streamline the residential real estate transaction. In addition, our global franchise brands including Better Homes and Gardens® Real Estate, CENTURY 21® and ERA®, as well as franchised Sotheby's International Realty®, Corcoran® and Coldwell Banker® brokerages, provide us with attractive scale and afford us the ability to offer versatility of choice to franchisees and consumers.

Our real estate brands are listed in the following chart, which includes information as of December 31, 2024, for both our franchised and company owned offices:

Brands (1)	CENTURY 21	COLDWELL BANKER	Sotheby's INTERNATIONAL REALTY	ERA REAL ESTATE	Better Homes and Gardens REAL ESTATE	corcoran
Worldwide Offices (2)	11,000	2,900	1,100	2,300	400	100
Worldwide Brokers and Sales Agents (2)	130,200	96,300	26,100	43,200	11,200	4,900
U.S. Annual Sides	219,329	468,004	117,860	70,092	58,231	16,494
# of Countries and Territories with Owned or Franchised Operations	79	45	84	37	6	9
Characteristics	A 50+ year leader in brand awareness and a top recognized and respected name in real estate Significant international office footprint	119-year legacy in real estate Coldwell Banker Global Luxury® program to uniquely market top tier listings Long-time industry leader in effective advertising	Synonymous with luxury Strong ties to auction house established in 1744 Powerful global presence Longstanding commitment to technology and innovation	Driving performance through innovation, collaboration, diversity and growth Unique opportunity for flexible branding	Strong brand name recognition Unique access to consumers, marketing channels and content through brand licensing relationship with a leading media company	Leading residential real estate brand for 50+ years Commitment to white-glove service, customer-centric brand, and "Live Who You Are" philosophy

_____

(1)   Information presented for Coldwell Banker® includes Coldwell Banker Commercial®.

(2)   Includes information reported to us by independently owned franchisees (including approximately 12,500 offices and approximately 132,700 related brokers and independent sales agents of non-U.S. franchisees and franchisors).

Anywhere Brands—Franchise Group

Overview—Franchise Business

Franchise Group is comprised of our franchise business as well as our lead generation and relocation services operations.

As of December 31, 2024, our real estate franchise systems and proprietary brands had approximately 311,900 independent sales agents worldwide, including approximately 179,200 independent sales agents operating in the U.S. (which included approximately 52,900 company owned brokerage independent sales agents). As of December 31, 2024, our real estate franchise systems and proprietary brands had approximately 17,800 offices worldwide in 119 countries and territories in North and South America, Europe, Asia, Africa, the Middle East and Australia, including approximately 5,300 brokerage offices in the U.S. (which included approximately 580 company owned brokerage offices).

As of December 31, 2024, on a year-over-year basis, independent sales agents affiliated with our company owned brokerages experienced a 7% decline (based on the Company's internal data) and independent sales agents affiliated with our U.S. franchisees experienced a 4% decline (based on information provided by our affiliated franchisees).

The average tenure among our U.S. franchisees is approximately 23 years as of December 31, 2024. Our franchisees pay us fees for the right to operate under one of our trademarks and to enjoy the benefits of the systems and business enhancing tools provided by our real estate franchise operations. In addition to highly competitive brands that provide unique offerings to our franchisees, we support our franchisees with servicing programs, technology, and learning and development as well as dedicated national marketing programs to facilitate our franchisees in developing their business.

Our primary objectives as a franchisor of residential real estate brokerages are to retain and expand existing franchises, sell new franchises, and most importantly, provide branding and support (including via proprietary and third-party products and services) to our franchisees and their independent sales agents.

Operations—Franchising

We derive substantially all of our real estate franchising revenues from royalties and marketing fees received under long-term franchise agreements with our domestic franchisees and Owned Brokerage Group for the right to operate under one of our trademarks and to utilize the benefits of the franchise systems. Royalties are based on a percentage of the franchisees' sales commission earned from closed homesale sides, which we refer to as gross commission income.

Franchise Group's domestic annual net royalty revenues from franchisees (other than our company owned brokerages at Owned Brokerage Group) can be represented by multiplying (1) that year's total number of closed homesale sides (either the "buy" side and/or the "sell" side of a real estate transaction) in which those franchisees participated by (2) the average sale price of those homesales by (3) the average brokerage commission rate charged by these franchisees by (4) Franchise Group's net contractual royalty rate. Franchise Group's net contractual royalty rate represents the average percentage of our franchisees' commission revenues paid to us as a royalty, net of volume incentives achieved, if applicable, and net of other incentives granted to franchisees.

In addition to domestic royalty revenue, Franchise Group earns revenue from marketing fees, the strategic alliance program, international affiliates and upfront international fees.

During 2024, none of our franchisees (other than Owned Brokerage Group) generated more than 3% of the total revenue of our real estate franchise business.

Our franchisees (other than our company owned brokerages at Owned Brokerage Group) are independent business operators and we do not exercise control over their day-to-day operations, including with respect to their pricing, hiring or affiliation practices.

Domestic Franchisees. Franchise agreements set forth certain limited guidelines on the business and operations of the franchisees and require them to comply with the mandatory identity standards set forth in each brand's policy and procedures manuals. A franchisee's failure to comply with these restrictions and standards could result in a termination of the franchise agreement. The franchisees generally are not permitted to terminate the franchise agreements prior to their expiration, and in those cases where termination rights do exist, they are limited (e.g., if the franchisee retires, becomes disabled or dies). Generally, new domestic franchise agreements have a term of ten years.

These franchisee agreements generally require the franchisee to pay us an initial franchise fee for the franchisee's principal office plus a royalty fee that is a percentage of gross commission income, if any, earned by the franchisee. Franchisee fees can be structured in numerous ways, and we have and may continue, from time to time, to introduce pilot programs or restructure or revise the model used at one or more franchised brands, including with respect to fee structures, minimum production requirements or other terms.

Certain of our brands utilize a volume-based incentive model with a royalty fee rate that is initially equal to 6% of the franchisee's gross commission income, but subject to reduction based upon volume incentives. Under this model, the franchisee is eligible to receive a refund of a portion of the royalties paid upon the satisfaction of certain conditions. The volume incentive is calculated for each eligible franchisee as a progressive percentage of each franchisee's annual gross revenue (paid timely) for each calendar year. The volume incentive varies for each franchise system. We provide a detailed table to each eligible franchisee that describes the gross revenue thresholds required to achieve a volume incentive and the corresponding incentive amounts. We reserve the right to increase or decrease the percentage and/or dollar amounts in the table on an annual basis, subject to certain limitations.

Certain franchisees (including some of our largest franchisees) have a flat percentage royalty fee. Under this model, franchisees pay a fixed percentage (generally less than 6%) of their commission income to us and the percentage does not change during the year or over the term of their franchise agreement. Franchisees on this model are generally not eligible for volume incentives.

Our Better Homes and Gardens® Real Estate franchise business utilizes a capped fee model, which has applied to any new franchisee since 2019 as well as preexisting franchisees who elect to switch from their current royalty fee structure to the capped fee model. Under this model, franchisees pay a royalty fee (generally equal to 5% of their commission income) capped at a set amount per independent sales agent per year, subject to our right to annually modify or increase the independent sales agent cap. Franchisees on this model are generally not eligible for volume incentives.

Our Corcoran franchise business utilizes a tiered royalty fee model under which franchisees pay us a percentage of their gross commission income as a royalty fee. The royalty fee percentage is generally set at an initial rate of 6% and decreases in steps during each calendar year to a minimum of 4% as the franchisee's gross commission income reaches certain levels. Similarly, our Coldwell Banker® residential franchise business began offering a tiered royalty fee model in 2021, under which the royalty fee percentage is generally set at an initial rate of 5.5% and decreases in steps during the calendar year to a minimum of 3% as the franchisee's gross commission income reaches certain levels. Under this tiered royalty fee model, we reserve the right to annually modify or increase the gross commission income levels, subject to certain limitations. Franchisees on the tiered royalty fee model are generally not eligible for volume incentives.

Other incentives may be used as consideration to attract new franchisees, grow franchisees (including through independent sales agent recruitment) or extend existing franchise agreements. Under certain circumstances, we extend conversion notes or other note-backed funding which we provide to eligible franchisees for the purpose of providing an incentive to join the brand, to renew their franchise agreements, or to facilitate their growth opportunities. Growth opportunities include the expansion of franchisees' existing businesses by opening additional offices, through the consolidation of operations of other franchisees, as well as through the acquisition of independent sales agents and offices operated by independent brokerages. Franchisees may also use the proceeds from note-backed funding to update marketing materials or upgrade technology and websites. The notes are not funded until appropriate credit checks and other due diligence matters are completed, and the business is opened and operating under one of our brands. Upon satisfaction of certain revenue performance-based thresholds, the notes are forgiven ratably generally over the term of the franchise agreement. If the revenue performance thresholds are not met or the franchise agreement terminates, franchisees may be required to repay a portion of the outstanding notes.

Each of our current franchise systems requires franchisees and company owned brokerages to make monthly contributions to marketing funds maintained by each brand in accordance with the applicable franchise agreement. These contributions are used primarily for the development, implementation, production, placement and payment of national and regional advertising, marketing, promotions, public relations, broker and agent marketing tools and products and/or other marketing-related activities, such as lead generation, all to promote and further the recognition of each brand and its independent franchisees and their affiliated independent sales agents. In addition to the contributions from franchisees and company owned offices, in certain instances, Franchise Group may be required to make contributions to certain marketing funds and may make discretionary contributions (at its option) to any of the marketing funds.

In addition to offices owned and operated by our third-party franchisees, as of December 31, 2024, we, through Owned Brokerage Group, own and operate approximately 580 offices under the Coldwell Banker®, Sotheby's International Realty® and Corcoran® brand names. The domestic royalty revenue from Owned Brokerage Group is calculated by multiplying (i) homesale sides by (ii) average sale price by (iii) average brokerage commission rate by (iv) their contractual royalty rate. Owned Brokerage Group pays intercompany royalty fees of approximately 6% and marketing fees to Franchise Group in connection with its operation of these offices. These fees are recognized as income or expense by the applicable segment level and eliminated in the consolidation of our businesses. Owned Brokerage Group does not participate in volume incentive or other incentive programs.

International Third-Party Franchisees. In the U.S., we employ a direct franchising model whereby we contract with and provide services directly to independent owner-operators. We also utilize a direct franchising model outside of the U.S. for Sotheby's International Realty® and Corcoran® and, in some cases, Better Homes and Gardens® Real Estate. For all other brands, we generally employ a master franchise model outside of the U.S., whereby we contract with a qualified third party to build a franchise network in the country or region in which franchising rights have been granted. Under both the direct and master franchise models outside of the U.S., we typically enter into long-term franchise agreements (often 25 years in duration) and receive an initial area development fee and ongoing royalties. Under the master franchise model, the ongoing royalties we receive are generally a percentage of the royalties received by the master franchisor from its franchisees with which it contracts. Under the direct franchise model, a royalty fee is paid to us on transactions conducted by our franchisees in the applicable country or region.

Intellectual Property

We own the trademarks Century 21®, Coldwell Banker®, Coldwell Banker Commercial®, Corcoran®, ERA® and related trademarks and logos, and such trademarks and logos are material to the businesses that are part of our real estate franchise segment. Our franchisees and our subsidiaries actively use these trademarks, and all of the material trademarks are registered (or have applications pending) with the United States Patent and Trademark Office as well as with corresponding trademark offices in major countries worldwide where these businesses have significant franchised operations.

We have an exclusive license to own, operate and franchise the Sotheby's International Realty® brand to qualified residential real estate brokerage offices and individuals operating in eligible markets pursuant to a license agreement with SPTC Delaware LLC, a subsidiary of Sotheby's ("Sotheby's"). Such license agreement has a 100-year term, which consists of an initial 50-year term ending February 16, 2054 and a 50-year renewal option. We pay a licensing fee to Sotheby's for the use of the Sotheby's International Realty® name equal to 9.5% of the net royalties earned by Franchise Group attributable to franchisees affiliated with the Sotheby's International Realty® brand, including our company owned offices. Our license agreement is terminable by Sotheby's prior to the end of the license term if certain conditions occur, including but not limited to the following: (1) we attempt to assign any of our rights under the license agreement in any manner not permitted under the license agreement, (2) we become bankrupt or insolvent, (3) a court issues a non-appealable, final judgment that we have committed certain breaches of the license agreement and we fail to cure such breaches within 60 days of the issuance of such judgment, or (4) we discontinue the use of all of the trademarks licensed under the license agreement for a period of twelve consecutive months.

In October 2007, we entered into a long-term license agreement to own, operate and franchise the Better Homes and Gardens® Real Estate brand from Meredith Operations Corporation, successor in interest to Meredith Corporation ("Meredith Ops"). The license agreement between Anywhere and Meredith Ops is for a 50-year term, with a renewal option for another 50 years at our option. We pay a licensing fee to Meredith Ops for the use of the Better Homes and Gardens® Real Estate brand name equal to 9.0% of the net royalties earned by Franchise Group attributable to franchisees affiliated with the Better Homes and Gardens® Real Estate brand, subject to a minimum annual licensing fee. Our license agreement is terminable by Meredith Ops prior to the end of the license term if certain conditions occur, including but not limited to the following: (1) we attempt to assign any of our rights under the license agreement in any manner not permitted under the license agreement, (2) we become bankrupt or insolvent, or (3) a trial court issues a final judgment that we are in material breach of the license agreement or any representation or warranty we made was false or materially misleading when made.

Operations—Other

Cartus® Relocation Services. Cartus, a provider of global relocation services, offers a broad range of world-class employee relocation services designed to manage all aspects of an employee's move to facilitate a smooth transition in what otherwise may be a complex and difficult process for employee and employer. The wide range of services we offer allow our clients to outsource their entire relocation programs to us. Our broad array of services include, but are not limited to, homesale assistance, relocation policy counseling and group move management services, consulting services, expense processing and relocation-related accounting, compensation support and compliance, and visa and immigration support. We also arrange household goods moving services and provide support for all aspects of moving a transferee's household goods.

We primarily offer corporate clients employee relocation services, including 38% of the Fortune 50 companies in 2024. As of December 31, 2024, the top 25 relocation clients had an average tenure of approximately 25 years with us. Substantially all of our contracts with our relocation clients are terminable at any time at the option of the client and are non-exclusive. If a client ceases or reduces volume under its contract, we will be compensated for all services performed up to the time that volume ceases and reimbursed for all expenses incurred.

There are a number of different revenue streams associated with relocation services. We earn a commission from real estate brokers and household goods moving companies that provide services to the transferee. Clients may also pay transactional fees for the services performed. Furthermore, Cartus continues to provide value through the generation of leads to real estate agent and brokerage participants in the networks maintained by Leads Group, which drives downstream revenue for our businesses.

Lead Generation. Through Leads Group, a part of Franchise Group, we seek to provide high-quality leads to independent sales agents, through real estate benefit programs that provide home-buying and selling assistance to customers of lenders, organizations such as credit unions and interest groups that have established members who are buying or selling a home as well as to consumers and corporations who have expressed interest in a certain brand, product or service (such as relocation services), including those offered by Anywhere. Our real estate benefit program revenues are highly concentrated, with one client-directed real estate benefit program contributing a substantial majority of the high-quality leads generated through our lead generation programs, and our client-directed programs are non-exclusive and terminable at any time at the option of the client. We also maintain Company-driven real estate benefit programs and additional leads may be generated via other strategic initiatives, including through consumer-focused products and services we may develop or offer. We expect that significant time, effort and meaningful investment will be required to increase awareness of, and participation in, programs, partnerships or products and services that are intended to aid in lead generation.

Strategic Alliance Program. We offer third-party service providers an opportunity to market their products to our franchisees and their independent sales agents and customers through our strategic alliance program. To participate in this program, service providers generally agree to provide preferred pricing to our franchisees and/or their customers or independent sales agents and to pay us an initial access fee, subsequent marketing fees and/or commissions based upon our franchisees' or independent sales agents' usage of the strategic alliance vendors.

Anywhere Advisors—Owned Brokerage Group

Overview

Through Owned Brokerage Group we own and operate a full-service real estate brokerage business in many of the largest metropolitan areas in the U.S. Our brokerage offices are geographically diverse with a strong presence in the east and west coast areas, primarily around large metropolitan areas in the U.S., where home prices are generally higher. Our company owned real estate brokerage business operates under the Coldwell Banker®, Sotheby's International Realty® and Corcoran® franchised brands.

As of December 31, 2024, we had approximately 580 company owned brokerage offices and approximately 52,900 independent sales agents working with these company owned offices. Of those offices, we operated approximately 88% of our offices under the Coldwell Banker® brand name, approximately 8% of our offices under the Sotheby's International Realty® brand name and approximately 4% of our offices under the Corcoran® brand name.

We intend to continue to seek to increase the productivity of company owned brokerage offices, including by optimizing efficiencies, streamlining transactional processes and centralizing back-office operations. We will continue to work with office managers to attract and retain independent sales agents who can successfully engage in and promote transactions from new and existing clients. From time to time, we may also execute strategic acquisitions. Following the completion of an acquisition, we tend to consolidate the newly acquired operations with our existing operations to reduce or eliminate duplicative costs and to leverage our existing infrastructure to support newly affiliated independent sales agents.

Operations—Brokerage

Our company owned real estate brokerage business derives revenue primarily from gross commission income received for serving as the broker at the closing of real estate transactions. For the year ended December 31, 2024, our average homesale broker commission rate was 2.37%, which represents the average commission rate earned on either the "buy" side or the "sell" side of a homesale transaction. Gross commission income is also earned on non-sale transactions such as home rentals. Owned Brokerage Group, as a franchisee of Franchise Group, pays marketing fees and a royalty fee of approximately 6% of the gross commission income earned per real estate transaction to Franchise Group; however, such amounts are eliminated in consolidation. Owned Brokerage Group paid marketing fees and royalties to Franchise Group of $319 million and $315 million for the years ended December 31, 2024 and 2023, respectively.

The remainder of gross commission income is split between the broker (Owned Brokerage Group) and the independent sales agent in accordance with their applicable independent contractor agreement (which specifies the portion of the broker commission to be paid to the agent), which varies by agent.

In addition, as a full-service real estate brokerage company, we promote the complementary services offered through our other segments, including title, escrow and settlement, mortgage origination, homeowners insurance and relocation services. We believe we provide integrated services that enhance the customer experience.

When we assist the seller in a real estate transaction, independent sales agents generally provide the seller with an array of services, which may include developing a direct marketing plan for the property, assisting the seller in pricing the property and preparing it for sale, listing it on multiple listing services, advertising the property (including on websites), showing the property to prospective buyers, assisting the seller in sale negotiations, and assisting the seller in preparing for closing the transaction. When we assist the buyer in a real estate transaction, independent sales agents generally help the buyer in locating specific properties that meet the buyer's personal and financial specifications, show properties to the buyer, and assist the buyer in negotiating (where permissible) and preparing for closing the transaction. In addition, Owned Brokerage Group has relationships with developers in select major cities (in particular New York City) to provide marketing and brokerage services in new developments.

Anywhere Integrated Services—Title Group

Overview

Title Group is comprised of our title agency business that conducts title, escrow and settlement services and also includes the Company' share of equity earnings and losses from certain non-exclusive joint ventures, including, among others, Guaranteed Rate Affinity (a mortgage origination joint venture) and the title insurance underwriter joint venture (see below under the header "Title Insurance Underwriter Joint Venture" for additional information). Our equity earnings or losses related to minority-owned joint ventures such as Guaranteed Rate Affinity and the title insurance underwriter joint venture are included in the financial results of Title Group but are not reported as revenue to Title Group.

Our title agency business provides title search, examination, clearance and policy issuance services and conducts the closing process and funds disbursement for lenders, real estate agents, attorneys and homebuilders and their customers on purchase transactions and lenders and their customers on refinance transactions.

We intend to grow our title, escrow and settlement services business by recruiting successful title and escrow sales personnel in existing markets. We will also seek to increase our capture rate of title business from Owned Brokerage Group homesale sides.

Operations

Title Agency Services; Title, Escrow and Settlement Services. We are licensed as a title agent in 43 states and Washington, D.C., and have physical locations in 25 states and Washington, D.C. We operate mostly in major metropolitan areas. As of December 31, 2024, we had approximately 350 offices, approximately 126 of which are co-located within one of our company owned brokerage offices. In addition to our own title, escrow and settlement services, we also coordinate a nationwide network of attorneys, title agents and notaries to service financial institution clients on a national basis.

Our title, escrow and settlement services business provides full-service title, escrow and settlement (i.e., closing and escrow) services to consumers, real estate companies, corporations and financial institutions with many of these services provided in connection with the Company's real estate brokerage and relocation services businesses. We provide closing and escrow services relating to the closing of home purchases and refinancing of home loans. For refinance transactions, we generate title and escrow revenues from financial institutions and loan officers throughout the mortgage lending industry.

Our company owned brokerage operations are the principal source of our title, escrow and settlement services business for homesale transactions. Many of our offices have subleased space from and are co-located within our company owned brokerage offices. In 2024, our title, escrow and settlement services business was involved in approximately 39,000 transactions related to Owned Brokerage Group. The capture rate of our title, escrow and settlement services business from buyers or sellers represented by our company owned brokerages was approximately 31% in 2024. Other sources of our title, escrow and settlement services homesale business include Franchise Group, Leads Group, home builders and unaffiliated brokerage operations.

Virtually all lenders require their borrowers to obtain title insurance policies at the time mortgage loans are made on real property. The terms and conditions upon which the real property will be insured are determined in accordance with the standard policies and procedures of the title underwriter. When our title agencies sell title insurance, the title search (searching for and retrieving all public records concerning the property and its owners) may be performed by the title agent, an underwriter or contracted to a third party while the examination function (inspecting all such public records for any defects in the chain of title) is always performed by the agent. The title agent and underwriter split the premium. The amount of such premium "split" is generally determined by agreement between the agency and underwriter and, in some states, is promulgated by state law. We derive revenue through fees charged in real estate transactions for rendering the services described above, fees charged for escrow and closing services, and a percentage of the title premium on each title insurance policy sold.

We have entered into underwriting agreements with various underwriters, which state the conditions under which we may issue a title insurance policy on their behalf. For policies issued through our agency operations, assuming no negligence on our part, we are not typically liable for losses under those policies; rather the title insurer is typically liable for such losses.

Other Revenue. Other revenue generated by our title agency business includes closing protection letters, title searches, survey business, tax search, wire fees, and other fees ancillary to their services.

Joint Ventures.

Mortgage Origination. Guaranteed Rate Affinity, our mortgage origination joint venture with Guaranteed Rate, Inc. ("Guaranteed Rate"), began doing business in August 2017. Guaranteed Rate Affinity originates mortgage loans, including both purchase and refinancing transactions, to be sold in the secondary market. Guaranteed Rate Affinity originates and markets its mortgage lending services to real estate agents across the country (including to independent sales agents affiliated with our company owned and franchised brokerages) and relocation companies (including our relocation operations) as well as a broad consumer audience.

Many of Guaranteed Rate Affinity's offices have subleased space from and are co-located within our company owned brokerage offices. Our company owned brokerage operations represented approximately half of Guaranteed Rate Affinity's purchase transactions, as well as approximately half of Guaranteed Rate Affinity's mortgage origination business for the year ended December 31, 2024.

Under the Operating Agreement (the "GRA Agreement") between a subsidiary of Title Group and a subsidiary of Guaranteed Rate (the "GRA Member"), we own 49.9% of the home mortgage joint venture and Guaranteed Rate indirectly owns the remaining 50.1%. Under the GRA Agreement, Guaranteed Rate Affinity is to distribute to each of the Company and Guaranteed Rate the distributable net income based on each member's ownership interest percentage following the close of each quarter. While we have certain governance rights, we do not have a controlling financial or operating interest in the joint venture. Guaranteed Rate Affinity is licensed to conduct mortgage operations in 50 states and Washington, D.C.

The GRA Agreement is for an initial 10-year term (ending August 2027) and automatically renews for additional 5-year terms, unless either party provides advance notice to terminate, provided that if certain performance metrics are achieved after the fifth year of the agreement, the first 5-year extension is not subject to termination upon advance notice. Either party can terminate the GRA Agreement upon the occurrence of certain events including, but not limited to, a change in control of the other member, subject to certain exceptions, or upon material breach by the other member not remediated within the cure period. We have certain additional performance-based termination rights.

The GRA Agreement does not prohibit Guaranteed Rate, directly or indirectly through joint ventures with other parties, from operating its separate mortgage origination business and does not limit the Company, Guaranteed Rate, or either of their subsidiaries from operating non-mortgage origination lines of business in locations where Guaranteed Rate Affinity operates. In addition, the Company is permitted to have ventures with other mortgage loan originators, but Guaranteed Rate has a 30-day right-of-first-refusal to acquire any mortgage origination business that we intend to acquire.

Title Insurance Underwriter Joint Venture. In March 2022, the Company sold its title insurance underwriter, Title Resources Guaranty Company (the "Title Underwriter") (previously reported in the Title Group reportable segment) in exchange for cash and a minority equity stake in the form of common units in a title insurance underwriter joint venture that owns the Title Underwriter (the "Title Insurance Underwriter Joint Venture"). The Company owns a 22% equity interest and other joint venture partners own a majority equity stake in the joint venture in the form of preferred units that carry liquidation preference rights. While we have certain governance rights, we do not have a controlling financial or operating interest in the joint venture.

During the fourth quarter of 2024, the Company entered into a binding term sheet with a subsidiary of the Title Insurance Underwriter Joint Venture related to the sale of 10% of the preferred equity in entities containing the assets of certain of the Company's title and escrow entities for $18.8 million, with a right to purchase 100% of those entities at the same valuation used for the initial purchase. The transaction includes customary minority protections, is contingent on certain conditions, and remains subject to termination provisions outlined in the term sheet.

Products, Technology and Marketing

Products and Technology—Agents. Core to our integrated business strategy is our ability to provide independent sales agents at company owned and franchised brokerages with compelling data and technology-powered products and services to make them more productive and their businesses more profitable.

The marketing and technology services and support provided by independent sales agents to their customers are an important element of the value offered by an agent in the home purchase and sale process. Our commitment to continuously develop and improve our marketing and technology-powered products and services is part of our value proposition to company owned and franchised real estate brokerages, affiliated independent sales agents and their customers as well as to our other businesses. Increasingly, these products and services are desired as an integrated set of tools, rather than stand-alone products and services.

We continue to develop product and marketing capabilities designed to support the continuous creation and delivery of both our proprietary tools and third-party products to affiliated independent sales agents in order to deliver a more comprehensive platform experience. Our technology platform is designed to offer affiliated independent sales agents and brokers seamless access to both proprietary tools and third-party products, enabling choice among such agents and brokers to leverage the mix of tools that best serve their needs.

We have invested, and expect to continue to invest, substantial time, capital, and other resources to identify the needs of company owned brokerages, franchisees, independent sales agents and their customers and to develop or procure marketing, technology and service offerings to meet the needs of affiliated independent sales agents.

Our Anywhere-provided platform is designed to increase the value proposition to our independent sales agents, franchisees (and their independent sales agents) and consumers by:

- aiding in lead generation and obtaining additional homesale transactions;

- connecting affiliated agents and brokers to a CRM tool that allows for the cultivation of productive relationships with consumers at all stages of the transaction;

- enhancing access to listing distributions through mobile applications and websites;

- informing affiliated agents of valuable client insight to help those agents increase their productivity;

- providing consumers with a streamlined yet comprehensive user experience to facilitate the necessary steps for researching homes, communities and independent sales agents;

- providing key back-office processes, including listing and transaction management, reporting, marketing, and agent profiles; and

- delivering business planning tools that enable our franchisees to track their progress against key business objectives in real time.

Products and Technology—Consumers. We continue to focus on the consumer experience as well, seeking to improve the experience of buying and selling a home by creating an easier and integrated experience for all parts of a consumer's transaction. We expect to continue to invest in the development and/or procurement of products and technology designed to deliver valuable capabilities via digital channels throughout the lifecycle of home ownership.

Marketing. Each of our brands manages a comprehensive system of marketing tools that can be accessed through freestanding brand intranet sites to assist our company owned brokerages and affiliated franchisees and their respective independent sales agents in becoming the best marketer of their listings. Advertising is primarily used by the brands to drive leads to affiliated agents, increase brand awareness and perception, promote our network and offerings to the real estate industry and engage our customer base.

Each of our franchise brands operates a marketing fund that is funded principally by our franchisees (including company owned offices), although we may make discretionary contributions to any of the marketing funds and in certain instances are required to make contributions to certain marketing funds.

Likewise, our company owned brokerages sponsor a wide array of marketing programs, materials and opportunities to complement the sales work of our affiliated independent sales agents and increase brand awareness. The effectiveness and quality of marketing programs play a significant role in attracting and retaining independent sales agents.

Our marketing programs, tools and initiatives primarily focus on attracting potential new home buyers and sellers to our company owned brokerages and affiliated franchisees and their respective affiliated independent sales agents by:

- showcasing the inventory of our real estate listings and the affiliated independent sales agents who are the listing agents of these properties;

- building and maintaining brand awareness and preference for the brand; and

- increasing the local recognition of affiliated agents and brokerages.

Marketing programs are executed using a variety of media including, but not limited to, social media, advertising, direct marketing and internet advertising.

Listings and Websites. The internet is the primary advertising channel in our industry and we have sought to become a leader among full-service residential real estate brokerage firms in the use and application of marketing technology. We transmit listings to various platforms and services, place our property listings on hundreds of real estate websites, and operate a variety of our own websites. We place significant emphasis on distributing our real estate listings with third-party websites to expand a homebuyer's access to such listings, at times enhancing the presentation of the listings on third-party websites to make the listings more attractive to consumers.

Our brand websites contain listing information on a regional and national market basis, independent sales agent information, community profiles, home buying and selling advice, relocation tips and mortgage financing information and unique property and neighborhood insights from local agents. Additionally, each brand website allows independent sales agents to market themselves to consumers.

Education

Each real estate brand provides franchisees access to learning, development, and continuing education materials for use in connection with their real estate sales businesses. Use of such materials by affiliated brokers and independent sales agents is voluntary and discretionary. Independent sales agents affiliated with a company owned brokerage must complete onboarding training and compliance training related to fair housing (in addition to their state licensing fair housing obligations).

Human Capital Resources

Employees. Our employees are critical to the success of our business strategy. Our team includes a broad range of professionals, given the breadth of services offered by our three business segments and Corporate. The wide array of skills, experience and industry knowledge of our key employees significantly benefits our operations and performance.

At December 31, 2024, we had approximately 7,805 full-time employees and 100 part-time employees. At December 31, 2024, approximately 575 of our employees were located outside of the U.S., almost all of whom were employed by Cartus (a part of Anywhere Brands).

At December 31, 2024, approximately half of our employees continued to work remotely on a full-time basis. Certain employees, in particular consumer-facing employees at our company-owned brokerages, operated in an office-based environment, while other employees worked in a hybrid model.

None of our employees are represented by a union.

To assess and improve employee retention and engagement, we annually survey employees with the assistance of third-party consultants and implement actions to address areas of employee feedback. In 2024, we achieved an 86% engagement score and an 87% response rate.

All employees are required to participate in annual training programs designed to address subjects of key importance to our business, including the Company's Code of Ethics. Nearly 100% of active employees in each of the past three years have completed our annual Code of Ethics training. Code of Ethics training in 2024 covered topics such as promoting an ethical culture, reporting conflicts of interest, and compliance with RESPA. Other mandatory training in 2024 included global information security and data governance. Biennial anti-harassment training is delivered to all employees and more frequently based on position or where required by law. Certain employees also receive training on topics such as preventing global modern slavery, insider trading, California workplace violence, and unfair, deceptive, or abusive acts or practices training, and additional mandatory training courses are delivered based upon the employee position or local requirements. Our learning and development platform offers employees additional resources to continue to grow professionally, including access to on-demand training through LinkedIn Learning and tools for career management.

Independent Sales Agents. As noted elsewhere in this Annual Report, the successful recruitment and retention of independent sales agents and independent sales agent teams are critical to the business and financial results of our company owned brokerage operations. Additional information about the base of independent sales agents affiliated with company owned brokerages as well as franchisees is located in this Item 1. under "Anywhere Brands—Franchise Group—Overview —Franchise Business."

Competition

Real Estate Brokerage Industry. The ability of our real estate brokerage franchisees and our company-owned brokerage businesses to successfully compete is important to our prospects for growth. Their ability to compete may be affected by the recruitment, retention and performance of independent sales agents, the economic relationship between the broker and the agent (including the share of commission income retained by the agent and fees charged to or paid by the agent for services provided by the broker), consumer preferences, the location of offices and target markets, the services provided to independent sales agents, affiliation with a recognized brand name, community reputation, technology and other factors, including macro-economic factors such as national, regional and local economic conditions. In addition, the legal and regulatory environment as well as the rules of NAR, industry associations and MLSs can impact competition. See "Government and Other Regulations" below.

We and affiliated franchisees compete for consumer business as well as for independent sales agents with national and regional independent real estate brokerages and franchisors, discount and limited service brokerages, non-traditional market participants, and with franchisees of our brands. Our largest national competitors in this industry include, but are not limited to, HomeServices of America (a Berkshire Hathaway affiliate), Howard Hanna Holdings, Compass, Inc. (which recently acquired @properties), Redfin Corporation, EXP Realty (a subsidiary of eXp World Holdings, Inc.), Weichert Realtors as well as several large franchisors, including RE/MAX International, Inc., Keller Williams Realty, Inc. and HSF Affiliates LLC (operates Berkshire Hathaway HomeServices and Real Living Real Estate). We and affiliated franchisees also compete with leading listing aggregators, such as Zillow, Inc. and Realtor.com® (a listing aggregator held by News Corp.) as well as Homes.com (a listing aggregator held by CoStar Group, Inc.). In addition, we and affiliated franchisees compete for consumer business with several iBuyers, including Opendoor and Offerpad.

Competition for Independent Sales Agents. The successful recruitment and retention of independent sales agents and independent sales agent teams is critical to the business and financial results of traditional brokerages—whether or not they are affiliated with a franchisor. Competition for productive independent sales agents in our industry is high and competition is most intense for highly productive independent sales agents with strong reputations in their respective communities.

Most of a brokerage's real estate listings are sourced through the sphere of influence of its independent sales agents, notwithstanding the growing influence of internet-generated and other company-generated leads. Many factors impact recruitment and retention efforts, including remuneration (such as sales commission percentage and other financial incentives paid to independent sales agents), other expenses borne by independent sales agents, leads or business opportunities generated for independent sales agents from the brokerage, independent sales agents' perception of the value of the broker's brand affiliation, technology offerings as well as marketing and advertising efforts by the brokerage or franchisor, the quality of the office manager, staff and fellow independent sales agents with whom they collaborate daily, the location and quality of office space, as well as continuing professional education, and other services provided by the brokerage or franchisor.

We believe that a variety of factors in recent years have negatively impacted the recruitment and retention of independent sales agents in the industry generally and have increasingly impacted our recruitment and retention of top producing agents and put upward pressure on the average share of commissions paid to affiliated independent sales agents. Such factors include increasing competition, increasing levels of commissions paid to agents (including up-front payments and equity), changes in the spending patterns of independent sales agents (as more agents purchase services from third parties outside of their affiliated broker), a heightening focus on leads or business opportunities generated for the independent sales agent from the brokerage, differentiation in the bundling of agent services or industry offerings (including virtual brokerages or other brokerages that offer the sales agent fewer services, but a higher percentage of commission income, or other compensation, such as marketing funds and sign-on or equity awards), and the growth in independent sales agent teams. Competition comes from newer models as well, including brokerages that provide certain services to agents and agent teams, but with branding focused on the name of the agent or agent team, rather than the brokerage brand.

Commission Plan Competition Among Real Estate Brokerages. Some of the firms competing for sales agents use different commission plans, which may be appealing to certain sales agents. There are several different commission plan variations that have been historically utilized by real estate brokerages to compensate their independent sales agents. One of the most common variations has been the traditional graduated commission model where the independent sales agent receives a percentage of the brokerage commission that increases as the independent sales agent increases his or her volume of homesale transactions, and the brokerage frequently provides independent sales agents with a broad set of support offerings and promotion of properties. Other common plans include a desk rental (sometimes referred to as a 100% commission plan), a fixed transaction fee commission plan, and a capped commission plan. A capped commission plan generally blends aspects of the traditional graduated commission model with the 100% commission plan. Although less common, some real estate brokerages employ their sales agents, and in such instances, employee agents may earn smaller brokerage commissions in exchange for other employee benefits or bonuses. Most brokerages focus primarily on one type of commission plan, though some may offer one or more commission plan variations to their sales agents.

In many of their markets, Owned Brokerage Group offers a traditional graduated commission model, which emphasizes our value proposition. The traditional graduated commission model has experienced declines in market share over the past several years. Increasingly, independent sales agents have affiliated with brokerages that offer a different mix of services to the agent, allowing the independent sales agent to select the services that they believe allow them to retain a greater percentage of the commission and purchase services from other vendors as needed.

Low Barriers to Entry. The real estate brokerage industry has minimal barriers to entry for new participants, including participants utilizing historical real estate brokerage models and those pursuing alternative variations of those models (including virtual brokerages and brokerages that offer the sales agent fewer services, but a higher percentage of commission income) as well as non-traditional methods of marketing real estate (such as iBuyers). There are also market participants who differentiate themselves by offering consumers flat fees, rebates or lower commission rates on transactions (often coupled with fewer services). The significant size of the U.S. real estate market has continued to attract outside capital investment in disruptive and traditional competitors that seek to access a portion of this market. These competitors and their investors may pursue increases in market share over profitability, further complicating the competitive landscape.

Non-Traditional Competition and Industry Disruption. While real estate brokers using historical real estate brokerage models typically compete for business primarily on the basis of services offered, brokerage commission, reputation, utilization of technology and personal contacts, participants pursuing non-traditional methods of marketing real estate may compete in other ways, including companies that employ technologies intended to disrupt historical real estate brokerage models or minimize or eliminate the role brokers and sales agents perform in the homesale transaction process and/or shift the nature of the residential real estate transaction from the historic consumer-to-consumer model to a corporate-to-consumer model.

A growing number of companies are competing in non-traditional ways for a portion of the gross commission income generated by homesale transactions. For example, virtual brokerage and other brokerages that offer the sales agent fewer services, but a higher percentage of commission income, known in the industry as a higher "split" (or other compensation, such as sign-on or equity awards), directly compete with traditional brokerage models and may dilute the relationship between the brokerage and the agent and add additional competitive pressure for independent sales agent talent. Likewise, certain alternative transaction models that are less reliant on brokerages and sales agents could have a negative impact on such brokerages and agents as well as on the average homesale broker commission rate. These models also look to capture other real estate services such as title and mortgage services and referral fees. Changes to industry rules and/or the introduction of disruptive products and services may also result in an increase in the number of transactions that do not utilize the services of independent sales agents, including for sale by owner transactions.

In addition, the concentration and market power of the top listing aggregators allow them to monetize their platforms by a variety of actions including, but not limited to, setting up competing brokerages and/or expanding their offerings to include products (such as agent tools) and services that are a part of or related to the real estate transaction, such as title, escrow and mortgage origination services, that compete with services offered by us, charging significant referral, listing and display fees, diluting the relationship between agents and brokers and between agents and the consumer, tying referrals to use of their products, consolidating and leveraging data, and engaging in preferential or exclusionary practices to favor or disfavor other industry participants. These actions divert and reduce the earnings of other industry participants, including our company owned and franchised brokerages. Aggregators could intensify their current business tactics or introduce new programs that could be materially disadvantageous to our business and other brokerage participants in the industry. Such tactics could further increase pressures on the profitability of our company owned and franchised brokerages and affiliated independent sales agents, reduce our franchisor service revenue and dilute our relationships with affiliated franchisees and such franchisees' relationships with affiliated independent sales agents and buyers and sellers of homes.

Franchise Competition. According to NAR, approximately 40% of individual brokers and independent sales agents are affiliated with a franchisor. Competition among the national real estate brokerage brand franchisors to grow their franchise systems is intense. We believe that competition for the sale of franchises in the real estate brokerage industry is based principally upon the perceived value that the franchisor provides to enhance the franchisee's ability to grow its business and improve the recruitment, retention and productivity of its independent sales agents. The value provided by a franchisor encompasses many different aspects including the quality of the brand, tools, technology, marketing and other services, the availability of financing provided to the franchisees, and the fees the franchisees must pay. Franchisee fees can be structured in numerous ways and can include volume and other incentives, flat royalty and marketing fees, capped royalty fees, and discounted royalty and marketing fees. Taking into account competitive factors, we have and may continue, from time to time, to introduce pilot programs or restructure or revise the model used at one or more franchised brands, including with respect to fee structures, minimum production requirements or other terms.

Relocation Operations. Competition in our corporate relocation operations is based on capabilities, price and quality. We compete primarily with global outsourced and regional relocation service providers in the corporate relocation operations. The larger outsourced relocation service providers that we compete with include SIRVA Worldwide, Inc., Weichert Relocation Resources, Inc., Aires and Graebel Companies, Inc. Competition is expected to continue to intensify as an increasingly higher percentage of relocation clients reduce their global relocation benefits and related spend.

Lead Generation Business. The ability of a brokerage, whether company owned or franchised, to provide its independent sales agents with high-quality leads is increasingly important to the recruitment and retention of independent sales agents and sales agent teams and the attraction and retention of franchisees. Numerous companies that market and sell residential real estate leads to independent sales agents, including listing aggregators, compete with our real estate benefit programs and other lead generation programs.

Title Agency Business. The title, escrow and settlement services business is highly competitive and fragmented. The number and size of competing companies vary in the different areas in which we conduct business. In certain parts of the country our title agency business competes with small title agents and attorneys while in other parts of the country our competition is the larger title underwriters and national vendor management companies.

Integrated Services. Increasingly residential real estate market participants have sought to establish more integrated business models that include the provision of additional services to the consumer, such as title agency, mortgage origination and homeowner's insurance. Similarly, certain mortgage origination providers seek to broaden their access to the profit pools surrounding the residential real estate transaction, including real estate brokerage commissions. Some mortgage companies have created their own agent networks and may expand further into real estate. These factors have resulted in additional competitive pressure to our individual business units as well as the Company as a whole.

For additional information on the competitive risks facing our businesses, see "Item 1A.—Risk Factors—Strategic & Operational Risks", in particular under the caption "The businesses in which we, our joint ventures, and our franchisees operate are intensely competitive and we may not be able to effectively compete."

Government and Other Regulations

See Note 15, "Commitments and Contingencies", to the Consolidated Financial Statements included elsewhere in this Annual Report for additional information on the Company's legal proceedings. For additional information with respect to related risks facing our business, see "Item 1A. Risk Factors," in particular under the heading "Regulatory and Legal Risks", in this Annual Report.

Legal and Regulatory Environment. All of our businesses, as well as the businesses of our joint ventures (such as mortgage origination, title insurance underwriting, and real estate auction) and the businesses of our franchisees are highly regulated and subject to shifts in public policy, statutory interpretation and enforcement priorities of regulators and other government authorities as well as amendments to existing regulations and regulatory guidance. Likewise, litigation, investigations, claims and regulatory proceedings against us or other participants in the residential real estate industry or relocation industry —or against companies in other industries—may impact the Company and its affiliated franchisees when the rulings or settlements in those cases cover practices common to the broader industry or business community and may generate litigation or investigations for the Company. In addition, through our subsidiaries, employees and/or affiliated agents, we are a participant in many MLSs and a member-owner of certain non-NAR controlled MLSs. Our affiliated agents may be members of NAR and respective state and local realtor associations. The rules and policies for these organizations are also subject to change due to shifts in internal policy, regulatory developments, litigation or other legal action. Changes in the rules and policies of NAR and/or any MLSs can also be driven by changes in membership, including the entry of new industry participants, and other industry forces.

From time to time, certain industry practices have come under federal or state scrutiny or have been the subject of litigation. The industry is currently experiencing increased scrutiny by regulators and other government offices, both on a federal and state level. Four of the more active areas in our industry have been antitrust and competition, compliance with RESPA (and similar state statutes), compliance with the TCPA (and similar state statutes) and worker classification. Other examples include, but are not limited to, consumer protection, mortgage lending and debt collection laws, federal and state fair housing laws, various broker fiduciary duties, false or fraudulent claims laws, and state laws limiting or prohibiting inducements, cash rebates, environmental regulation and gifts to consumers.

Antitrust, Competition and Bribery Laws. Our business is subject to antitrust and competition laws in the various jurisdictions where we operate, including the Sherman Antitrust Act, the Federal Trade Commission Act and the Clayton Act and related federal and state antitrust and competition laws in the U.S. The penalties for violating antitrust and competition laws can be severe. These laws and regulations generally prohibit competitors from fixing prices, boycotting competitors, dividing markets, or engaging in other conduct that unreasonably restrains competition. For additional discussion, see "Item 7.—Management's Discussion and Analysis—Current Business and Industry Trends" and "Item 1A.—Risk Factors—Regulatory and Legal Risks".

Our international business activities, and in particular our relocation operations, must comply with applicable laws and regulations that impose sanctions on improper payments, including the U.S. Foreign Corrupt Practices Act, U.K. Bribery Act and similar laws of other countries.

Multiple Listing Services Rules. MLSs, NAR and respective state and local realtor associations each maintain rules, policies, data licenses, and terms of service, that specify, among other things, how MLS data and listings may be accessed, used, and displayed on websites and mobile applications. The rules of each MLS can vary widely and are complex.

RESPA. RESPA, state real estate brokerage laws, state title insurance laws, and similar laws in countries in which we do business restrict payments which real estate brokers, title agencies, mortgage bankers, mortgage brokers and other settlement service providers may receive or pay in connection with the sales of residences and referral of settlement services (e.g., mortgages, homeowners insurance, home warranty and title insurance). Such laws may to some extent impose limitations on arrangements involving our real estate franchise, real estate brokerage, title agency, lead generation, and relocation operations or the businesses of our joint ventures (including mortgage origination, title underwriting and real estate auction). In addition, with respect to many of our businesses as well as the businesses of certain of our joint ventures, RESPA and similar state laws generally require timely disclosure of certain relationships or financial interests with providers of real estate settlement services. Some state authorities have also asserted RESPA enforcement rights.

RESPA and related regulations do, however, contain a number of provisions that allow for payments or fee splits between providers, including fee splits between title underwriters and their agents, among real estate brokers, real estate brokers and agents, and market-based fees for the provision of goods or services, including marketing services. In addition, RESPA allows for the operation of affiliated business arrangements, including joint ventures, when specific requirements have been met. We rely on these provisions in conducting our business activities and believe our arrangements comply with RESPA. However, expansive interpretations or aggressive enforcement of RESPA or similar state statutes by regulators and/or certain courts can raise compliance challenges. Permissible activities under state statutes similar to RESPA may be interpreted more narrowly, and enforcement proceedings of those statutes by state regulatory authorities may also be aggressively pursued. RESPA also has been invoked by plaintiffs in private litigation for various purposes. Some regulators and other parties have advanced novel and stringent interpretations of RESPA including assertions that any provision of a thing of value in a separate but contemporaneous transaction with a referral constitutes a breach of RESPA on the basis that all things of value exchanged should be deemed in exchange for the referral. Violations of RESPA or similar state statutes can lead to claims of substantial damages, which may include (but are not limited to) fines, treble damages and attorneys' fees.

We are also subject to state laws limiting or prohibiting inducements, cash rebates and gifts to consumers, which impacts our lead generation business.

Worker Classification. Although the legal relationship between residential real estate brokers and licensed sales agents throughout most of the real estate industry historically has been that of independent contractor, newer rules and interpretations of state and federal employment laws and regulations, including those governing employee classification and wage and hour regulations in our and other industries, may impact industry practices, our company owned brokerage operations and our affiliated franchisees by seeking to reclassify licensed sales agents as employees.

Real estate laws generally permit brokers to engage sales agents as independent contractors. Federal and state agencies have their own rules and tests for classification of independent contractors as well as to determine whether employees meet exemptions from minimum wages and overtime laws. These tests consider many factors that also vary from state to state. The tests continue to evolve based on state case law decisions, regulations and legislative changes.

Cybersecurity and Data Privacy Regulations. To run our business, it is essential for us to collect, store and transmit sensitive personal information about our customers, prospects, employees, independent agents, and relocation transferees in our systems and networks. At the same time, we are subject to numerous laws, regulations, and other requirements, domestically and globally, that require businesses like ours to protect the security of personal information, notify customers and other individuals about our privacy practices, and limit the use, disclosure, sale, or transfer of personal data. Regulators in the U.S. and abroad continue to enact comprehensive new laws or legislative reforms imposing significant privacy and cybersecurity restrictions. The result is that we are subject to increased regulatory scrutiny, additional contractual requirements from corporate customers, and heightened compliance costs. For example, in the U.S., we are required to comply with the Gramm-Leach-Bliley Act, which governs the disclosure and safeguarding of consumer financial information, as well as state statutes governing privacy and cybersecurity matters like the California Consumer Privacy Act ("CCPA") and the New York Department of Financial Services ("NYDFS") Cybersecurity Regulation.

The CCPA imposes comprehensive requirements on organizations that collect, sell and disclose personal information about California residents and employees. In November 2020, California passed Proposition 24, establishing the California Privacy Rights Act ("CPRA"), which took effect January 1, 2023. The CPRA provides further requirements that will impact our businesses' compliance efforts and operational risks as the CPRA differentiates "personal information" and "sensitive information," expands the term "sale" to include sharing of personal information, and imposes data minimization and data retention requirements. The CPRA also established the California Privacy Protection Agency, which is intended to take a more active role in enforcement of the law. As of January 2025, 19 states enacted their own privacy legislation which is effective or will become effective within a year, more than doubling the number of states requiring businesses to comply with privacy obligations and the number of individuals who will have privacy rights with respect to their personal information.

Under the NYDFS cybersecurity regulation, regulated financial institutions, including Title Group, are required to establish and attest to a detailed cybersecurity program. Other state regulatory agencies have or are expected to enact similar requirements following the adoption of the Insurance Data Security Model Law by the National Association of Insurance Commissioners that is consistent with the New York regulation.

Internationally, the European Union's General Data Protection Regulation ("GDPR") has conferred significant privacy rights on individuals (including employees and independent agents) and materially increased penalties for violations. In 2020, the Court of Justice of the European Union invalidated the E.U.-U.S. Privacy Shield, one of the methods for transfers of personal data into the U.S. As a result, companies may have to rely on standard contractual clauses, or binding corporate rules for the transfer of personal data while awaiting further guidance or regulation. In 2021, the European Commission issued an implementing decision regarding the use of Standard Contractual Clauses. In 2023, the European Commission adopted its adequacy decision for the EU-US Data Privacy Framework. Other countries have also recently expanded on their data privacy laws and regulations.

For additional information with respect to our cybersecurity risk management strategy and governance framework, see "Item 1C.—Cybersecurity." for additional information with respect to the cybersecurity-related risks facing our business, see "Item 1A. Risk Factors" in this Annual Report, in particular under the caption "Cybersecurity incidents could disrupt business operations and result in the loss of critical and confidential information or litigation or claims arising from such incidents, any of which could have a material adverse effect on our reputation and results of operations."

The Telephone Consumer Protection Act. The TCPA restricts certain types of telemarketing calls and text messaging, and the use of automatic telephone dialing systems and artificial or prerecorded voice messages. The TCPA also established a national Do-Not-Call registry. The TCPA defines autodialing broadly and requires express written consent for certain communications to cellphones. Certain states have also adopted, or may in the future adopt, state equivalents of the TCPA. We are vulnerable to claims made by class action consumers alleging that we are liable for contacts made by franchisees and/or independent contractor real estate agents.

Franchise Regulation. In the U.S., the sale of franchises is regulated by various state laws, as well as by federal law under the jurisdiction of the FTC. The FTC requires that franchisors make extensive disclosure to prospective franchisees but does not require registration. A number of states require registration and/or disclosure in connection with franchise offers and sales. In addition, multiple states and U.S. territories have "franchise relationship laws" or "business opportunity laws" that limit the ability of franchisors to terminate franchise agreements (including mandated notice or cure periods), to discriminate unfairly among franchisees, or to withhold consent to the renewal or transfer of these agreements. Failure to comply with these laws could result in civil liability to the franchisors. While our franchising operations have not been materially adversely affected by such existing regulation, we cannot predict the effect of any future federal or state legislation or regulation. Internationally, many countries have similar laws affecting franchising.

State Brokerage Laws. Our company owned real estate brokerage business is also subject to numerous federal, state and local laws and regulations that contain general standards for and limitations on the conduct of real estate brokers and sales agents, including those relating to the licensing of brokers and sales agents, fiduciary, and agency and statutory duties, consumer disclosure obligations, administration of trust funds, collection of commissions, restrictions on information sharing with affiliates, fair housing standards and advertising and consumer disclosures. Under state law, our company owned real estate brokers have certain duties to supervise affiliated sales agents and are responsible for the conduct of their brokerage businesses.

Our company owned and franchised brokerages (and independent sales agents affiliated with such brokerages) are also required to comply with state and local laws related to dual agency (such as where the same brokerage represents both the buyer and seller of a home), and increased regulation of dual agency representation may restrict or reduce the ability of impacted brokerages to participate in certain real estate transactions.

Anti-Discrimination Laws. Our company owned and franchised brokerages, and agents affiliated with such brokerages, as well as our other businesses are subject to federal and state housing laws that generally make it illegal to discriminate against protected classes of individuals in housing or brokerage services. For example, the Fair Housing Act, its state and local law counterparts, and the regulations promulgated by the U.S. Department of Housing and Urban Development and various state agencies, all prohibit discrimination in housing on the basis of race or color, national origin, religion, sex, familial status, disability, and, in some states or locales, financial capability, sexual orientation, gender identity, military status, or source of income. The U.S. Department of Justice (the "DOJ"), through the Fair Housing Testing Program, utilizes individuals who, without any bona fide intent to rent or purchase housing or enter into a mortgage loan, pose as prospective renters, buyers or borrower for the purpose of determining whether businesses are engaging in potentially unlawful housing discrimination under the Fair Housing Act. Certain states or locales, such as New York, have or are in the process of expanding their laws.

Regulation of Title Insurance and Settlement Services. Nearly all states license and regulate title agencies, escrow companies and underwriters through their Departments of Insurance or other regulatory body. In many states, title insurance rates are either promulgated by the state or are required to be filed with each state by the agent and/or underwriter, and some states promulgate the split of title insurance premiums between the agent and underwriter. States may periodically lower the insurance rates relative to loss experience and other relevant factors. States may also require title agencies, escrow companies and title underwriters to meet certain minimum financial requirements for net worth and working capital.

Certain states in which we operate have "controlled business" statutes which impose limitations on the percentage of business our title and escrow companies can receive from its affiliated real estate brokers, mortgage lenders and other real estate service providers. We are aware of the states imposing such limits and monitor the others to ensure that if they implement such a limit, we will be prepared to comply with any such rule. "Controlled business" typically is defined as sources controlled by, or which control, directly or indirectly, or are under common control with, the title agent. Pursuant to regulations in New York, title agents with affiliated businesses must make a good faith effort to obtain and be open for title insurance business from all sources and not business only from affiliated persons, including actively competing in the marketplace. The Company's failure to comply with such statutes could result in the payment of fines and penalties or the non-renewal of the Company's license to provide title, escrow and settlement services. We provide our services not only to our affiliates but also to third-party businesses in the geographic areas in which we operate. Accordingly, we manage our business in a manner to comply with any applicable "controlled business" statutes by ensuring that we generate sufficient business from sources we do not control.

Regulation of the Mortgage Industry. We participate in the mortgage origination business through our 49.9% ownership of Guaranteed Rate Affinity. Private mortgage lenders operating in the U.S. are subject to comprehensive state and federal regulation and to significant oversight by government sponsored entities.

Environmental Regulation. As we do not own any real property of significance, we are not currently materially impacted by environmental regulations. However, in recent years, an increasing number of state and federal laws and regulations have been enacted or proposed that require new climate/environmental-related disclosures, including, for example, the Climate Corporate Data Accountability Act (CCDAA) and the Climate-Related Financial Risk Act (CRFRA)—together, the California Climate Accountability Package—enacted by California in the fourth quarter of 2023, which would require us to disclose greenhouse gas emissions and climate-related risks by 2026.

Item 1A. Risk Factors.

You should carefully consider each of the following risk factors and all of the other information set forth in this Annual Report. Based on the information currently known to us, we believe that the following information identifies the material risk factors affecting our Company and our common stock. The events and consequences discussed in these risk factors could, in circumstances we may not be able to accurately predict, recognize, or control, have a material adverse effect on our business, growth, reputation, prospects, financial condition, operating results, cash flows, liquidity, and stock price. Please be advised that past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in the future.

Risks Related to Macroeconomic Conditions

The residential real estate market is cyclical and we are negatively impacted by downturns and disruptions in this market.

The residential real estate market tends to be cyclical and typically is affected by changes in general economic and residential real estate conditions which are beyond our control. The significant declines experienced in the U.S. residential real estate market since mid-2022 have materially negatively impacted our financial results. If the residential real estate market does not improve or worsens, our business, financial condition and liquidity may be materially adversely affected, including our ability to access capital and grow our business, invest in strategic initiatives, reduce indebtedness, return capital to stockholders and motivate, attract and retain our employees.

Any of the following factors related to the real estate industry could negatively impact the housing market and have a material adverse effect on our business by causing a lack of sustained improvement or a decline in the number of homesales and/or stagnant or declining home prices, which in turn, could adversely affect our revenues and profitability:

- prolonged periods of a high mortgage rate environment;
- high rates of inflation;
- continued or accelerated reductions in housing affordability;
- continued or accelerated increases in the costs of home ownership, including but not limited to rising or high insurance costs and/or challenges in securing homeowners insurance, especially in areas affected by the increasing frequency and severity of weather events and natural disasters, and increases in other expenses, fees and taxes, including maintenance and association fees;
- insufficient or excessive home inventory levels by market or price point;
- the failure of wages to keep pace with inflation;
- decreasing consumer confidence in the economy and/or the residential real estate market;
- an increase in potential homebuyers with low credit ratings or inability to afford down payments;
- stringent mortgage standards, reduced availability of mortgage financing or increasing down payment requirements or other mortgage challenges;
- an increase in foreclosure activity;
- legislative or regulatory changes (including changes in regulatory interpretations or enforcement practices) - or industry changes driven by other market participants - that would adversely impact the residential real estate market;
- federal, state and/or local income tax changes and other tax reform affecting real estate and/or real estate transactions;
- decelerated or lack of building of new housing for homesales or increased building of new rental properties;
- irregular timing of new development closings leading to lower unit sales at Owned Brokerage Group; and
- changes in consumer preferences in the U.S., including declines in consumer demand, declines in home ownership levels, and homeowners retaining their homes for longer periods of time.

We are negatively impacted by adverse developments or the absence of sustained improvement in macroeconomic conditions (such as business, economic or political conditions) on a global, domestic or local basis.

Our business and operations and those of our franchisees are sensitive to general business and economic conditions in the U.S. and worldwide. Contraction in the U.S. economy, including the impact of recessions, slow economic growth, or a deterioration in other economic factors such as potential consumer, business or governmental defaults or delinquencies, could have a material adverse impact on our business, financial condition and results of operations. A deterioration in economic factors that particularly impact the residential real estate market and the business segments in which we operate, whether broadly or by geography and price segments, have and could continue to have an adverse effect on our results of operations and financial results, which may be material.

These factors include, but are not limited to: short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets, levels of unemployment, rate of wage growth, consumer confidence, rate of economic growth or contraction, uncertainty in the U.S. economy (including with respect to rising U.S. government debt levels), U.S. fiscal policy (including government spending and tax reform) and related matters (such as debt ceiling negotiations and the potential or actual shutdown of the U.S. government due to a failure to enact debt ceiling legislation), and the general condition of the U.S. and the world economy. The residential real estate market also depends upon the strength of financial institutions, which are sensitive to changes in the general macroeconomic environment. Weak capital, credit and financial markets, instability of financial institutions, and/or the lack of available credit or lack of confidence in the financial sector could materially and adversely affect our business, financial condition and results of operations.

A host of factors beyond our control could cause fluctuations in these conditions or otherwise result in economic instability, supply chain disruptions and affect the global or US economy, including the political environment, U.S. immigration policies, disruptions in a major geoeconomic region (such as Russia's invasion of Ukraine and the conflict in the Middle East), changes in equity or commodity markets, acts or threats of war or terrorism or sustained pervasive civil unrest, other geopolitical or economic instability, pandemics, material natural disasters, and tariffs, and any of the factors above could have a material adverse effect on our business, financial condition and results of operations. For example, new government policies on tariffs and immigration could raise the costs of and reduce construction of new housing, thereby further aggravating existing inventory shortages and affordability concerns.

Increasing or sustained high mortgage rates have resulted, and may continue to result, in declines in homesale transactions as well as declines in title, mortgage and refinancing activity.

Our business is significantly affected by the monetary policies of the federal government and its agencies. We are particularly affected by the policies of the Federal Reserve. These policies regulate the supply of money and credit in the U.S. and impact the real estate market through their effect on interest rates (and mortgage rates) as well as the cost of our interest-bearing liabilities. The Federal Reserve took aggressive action intended to control inflation in 2022 and 2023, including raising the target federal funds rate and reducing its holdings of mortgage-backed securities. While the Federal Reserve lowered the federal funds rate by a total of 100 basis points in 2024, mortgage rates have remained relatively high. Rising or high interest rates generally contribute to rising or high mortgage rates, which can lead to declines in residential real estate homesale transaction volume (as evidenced by the significant volume declines in the past two years), or to homebuilders discontinuing or delaying new projects, which could further contribute to inventory constraints and to inventory shortages as homeowners retain their homes for longer periods due to high mortgage rates.

The high interest rate environment has negatively impacted and, until the interest rate environment meaningfully improves, is expected to continue to negatively impact multiple aspects of our business, as increases in mortgage rates (as well as prolonged periods of high mortgage rates) generally have an adverse impact on homesale transaction volume, housing affordability, and title, mortgage and refinancing volumes. We believe the high mortgage rate environment is a key contributor to declines in residential real estate homesale transaction volume, as potential home sellers choose to stay with their lower mortgage rate rather than sell their home and pay a higher mortgage rate with the purchase of another home and potential home buyers choose to rent rather than pay higher mortgage rates. If existing homesale transactions continue to be at depressed levels or decline further (due to the high mortgage rate environment or otherwise), we would also expect to continue to experience decreased title, mortgage origination and refinancing activity.

The imposition of more stringent mortgage underwriting standards (due to changes in policy or otherwise) or a reduction in the availability of alternative mortgage products could also reduce homebuyers' ability to access the credit markets on reasonable terms and adversely affect the ability and willingness of prospective buyers to finance home purchases or to sell their existing homes.

Changes in the Federal Reserve's policies, the interest rate environment, and the mortgage market are beyond our control, are difficult to predict, and could have a material adverse effect on our business, results of operations and financial condition. A significant decline in the number of homesale transactions or title, mortgage and refinancing activity due to any of the foregoing would adversely affect our financial and operating results, which may be material.

Meaningful decreases in average homesale brokerage commission rates have and could continue to negatively affect, or could increasingly negatively affect, our financial results.

There are a variety of factors that could contribute to declines in the average homesale broker commission rate, including changes to industry rules or practices that disrupt the historical functioning of the residential real estate market (including with respect to the manner in which broker commissions are communicated, negotiated and paid, such as those resulting from the NAR Settlement discussed under "Item 7.—Management's Discussion and Analysis—Current Business and Industry Trends"), the rise of certain competitive brokerage or non-traditional competitor models, an increase in the popularity of discount brokers or other utilization of flat fees, rebates or lower commission rates on transactions as well as other competitive factors. Average homesale price and geographic mix have and could continue to contribute to declines in the average homesale broker commission rate, as higher priced homes tend to have a lower broker commission rate.

The average homesale broker commission rate for a homesale transaction is a key determinant of our profitability in Owned Brokerage Group and Franchise Group. Meaningful reductions in the average broker commission rate, including the average buy-side commission rate, have and could continue to negatively affect, or could increasingly negatively affect, our revenues, earnings and financial results.

See also the below risk factor captioned "Changes to industry rules or practices that prohibit, restrict or adversely alter policies, practices, rules or regulations governing the functioning of the residential real estate market could materially adversely affect our operations and financial results".

Continued erosion of our share of homesale brokerage commissions has and could continue to negatively affect, or could increasingly negatively affect, our financial results.

In addition to decreases in average homesale broker commission rates, continued erosion of our share of such homesale brokerage commission income (commonly referred to as our 'split' as homesale brokerage commissions are split between the broker (Owned Brokerage Group) and the independent sales agent in accordance with their applicable independent contractor agreement), as a result of changes to industry rules or practices, or otherwise, could continue to negatively affect our profitability.

Intense industry competition for agents combined with our strategic emphasis on the recruitment and retention of independent sales agents has placed and is expected to continue to place upward pressure on our agent commission expense. This trend has negatively impacted and could continue to negatively impact our profitability. Other market factors, including, but not limited to, competitors with access to outside capital that pursue increases in market share over profitability, models that operate at lower margins, including virtual brokerages and brokerages that operate in a more virtual fashion or reduced cost platforms, and listing aggregator concentration, market power and expansion into new ancillary products and services and leveraging their market power to channel consumers into those products and services, are expected to further erode our share of homesale brokerage commission income.

If independent sales agents affiliated with our company owned brokerages are paid a higher proportion of the commissions earned on a homesale transaction or the level of commission income we receive from a homesale transaction is otherwise reduced, the operating margins of our company owned residential brokerages could continue to be adversely affected.

Our franchisees face similar risks and continued downward pressure on the share of homesale brokerage commission income retained by our franchisees (and not split with the independent sales agents) could negatively impact our franchisees' view of our value proposition. As a result, we may fail to attract new franchisees, expiring franchisees may not renew their agreements with us, or we may be required to offer reduced royalty fee or increased incentive arrangements to new and existing franchisees, all of which have occurred from time to time, and any of which could result in a further reduction in royalty or other fees paid to us.

Insufficient inventory could continue to have a negative impact on homesale transaction sides and other homesale services, including title and mortgage.

Overall housing inventory levels have been a persistent industry-wide concern for years, in particular in certain highly sought-after geographies and at lower price points. Insufficient inventory levels generally have a negative impact on homesale transaction sides and can contribute to a reduction in housing affordability, which could result in some potential home buyers deferring entry into the residential real estate market. Declines in homesale sides have also had a negative impact on other homesale services, including title and mortgage. Additional inventory pressure arises from potential home sellers choosing to stay with their lower mortgage rate rather than sell their home, periods of slow or decelerated new housing construction, real estate models that purchase homes for rental use (rather than resale), and alternative competitors.

Potential changes to industry rules and practices could further complicate inventory constraints. For example, changes to the Clear Cooperation Policy could, among other things, reduce the availability of broadly listed properties, leading to more unlisted inventory and potentially limiting access to comprehensive housing market data.

We believe constraints in home inventory levels have contributed to a decline in homesale transaction sides and this factor may continue to have an adverse impact on the number of homesale transaction sides closed by Franchise Group and Owned Brokerage Group (and on other homesale services, including title and mortgage), which could materially adversely affect our revenues, earnings and financial results.

Strategic and Operational Risks

Our ability to generate revenue and grow earnings is significantly dependent upon our and our franchisees' ability to attract and retain productive independent sales agents and on our ability to attract and retain franchisees.

If we and our franchisees, as applicable, are unable to successfully maintain and grow the base of productive independent sales agents, independent sales agent teams, and other agent-facing talent at our company owned and franchisee brokerages (or if we or they fail to replace departing successful sales agents with similarly productive sales agents) or if we are unable to grow our base of franchisees, we may be unable to maintain or grow revenues or earnings and our results of operations may be materially adversely affected.

A variety of factors impact our ability to attract and retain independent sales agents and franchisees, including but not limited to, intense competition from other brokerages as well as companies employing technologies or alternative models intended to disrupt historical real estate brokerage models; our ability to develop and deliver compelling products and services to independent sales agents and franchisees; our ability to generate high-quality leads to independent sales agents and franchisees; and our ability to adopt and implement commission plans (or pricing model structures) that are attractive to such agents (or such franchisees). Changes to industry rules or practices that reduce the percentage of home buyers or home sellers using an agent or broker in their homesale transactions or change the broker commission structure, which could arise from litigation and injunctive relief, regulatory or governmental actions, market forces, changing competitive dynamics or consumer preferences, locally or industry-wide, could also reduce the overall number of independent sales agents in the industry and further increase competition for productive independent sales agents.

Our franchisees face the same challenges with respect to productive sales agent recruitment and retention as well as other market pressures generally facing the industry (such as margin compression). When a franchisee is unable to maintain or grow their affiliated sales agent base, the homesale transaction volume generated by such franchisee is more likely to decline. Such declines have and could continue to result in a decline in our royalty revenues, which could be material. In addition, franchisees have and may continue to seek lower royalty rates or higher incentives from us to moderate market pressures. Such pressures also induce certain franchisees to exit our franchisee system from time to time. If franchisees, in particular multiple larger franchisees, fail to renew their franchise agreements (or otherwise leave our franchise system), or if we induce franchisees to renew these agreements through lower royalty rates or higher incentives (as we have done from time to time), then our royalty revenues may decrease, and profitability may be lower than in the past.

If we fail to successfully enhance our value proposition, we may fail to attract new or retain productive independent sales agents or franchisees, resulting in a reduction in commission income and royalty fees paid to us, which would have a material adverse effect on our results of operations. Even if we are successful in our recruitment and retention efforts, any additional revenue generated may not offset the related expenses we incur.

We may not successfully develop or procure products, services and technology that support our strategic initiatives, which could have a material adverse effect on our results of operations.

Our future success depends on our ability to continuously develop and improve, or procure, products, services, and technologies that are compelling to independent sales agents, franchisees and consumers. We have expended and expect to continue to expend substantial time, capital, and other resources to identify the needs of our company owned brokerages, franchisees, independent sales agents and their customers and to develop product, service and technology offerings to meet their needs as well as those that will further complement our businesses. We will continue to prioritize certain offerings over others and our resource allocation decisions may cause us to fail to capitalize on opportunities that could later prove to have greater commercial potential.

We may incur unforeseen expenses in the development or procurement of, or enhancements to, products, services and technology, or may experience competitive delays in introducing new offerings as quickly as we would like. We also rely on third parties for the provision or development of certain key products that we offer to affiliated independent sales agents and brokers. Delays or other issues with such products could have a negative impact on our recruitment and retention efforts, which may be material. In addition, the increasingly competitive industry for technology talent may impact our ability to attract and retain employees involved in developing our technology products and services.

Furthermore, the investment and pace of technology development continue to accelerate across the industry, creating risk in the relative timing and attractiveness of our technology products and services, and there can be no assurance that the targeted end user will choose to use the products, services or technologies we may develop or that they will find such products, services and technologies compelling. We may be unable to maintain and scale the technology underlying our offerings, which could negatively impact the security and availability of our services and technologies. In addition, our competitors may develop or make available products, services or technologies that are preferred by agents, franchisees and/ or consumers. Further, third parties utilizing our platform may not create tools that meet the needs of agents and franchisees in a timely or effective manner, or at all.

In addition, we have made and may continue to make strategic investments in companies and joint ventures developing products, services and technologies that we believe will support our strategy and we may not realize the anticipated benefits from these investments or be able to recover our investments in such companies and joint ventures and such offerings may not become available to us or may become available to our competitors.

Any of the foregoing could adversely affect our value proposition to affiliated agents and franchisees, the productivity of independent sales agents, our appeal to consumers, or our ability to capture increased economics associated with homesale transactions, which in turn could adversely affect our competitive position, business, financial condition and results of operations.

We may not be able to generate a meaningful number of high-quality leads for affiliated independent sales agents and franchisees, which could materially adversely impact our revenues and profitability.

A key component of our long-term strategy is focused on providing affiliated independent sales agents and franchisees with high-quality leads. We expect that significant time and effort and meaningful investment will be required to increase awareness of, and consumer participation in, partner programs or products and services that are intended to aid in lead generation. Even if we are successful in these efforts, such partner programs or products may not generate a meaningful number of high-quality leads, which could negatively impact our ability to recruit and retain independent sales agents and attract and retain new franchisees and could materially adversely affect our revenues and profitability, including as a result of the loss of downstream revenues at our franchise, brokerage and title businesses as well as our minority-owned mortgage origination and title insurance underwriter joint ventures. In addition, our lead generation business is highly regulated, subject to complex federal and state laws (including RESPA and similar state laws as well as state laws limiting or prohibiting inducements, cash rebates and gifts to consumers), and subject to changing economic and political influences as well as changing industry rules and practices. A change in such laws, more restrictive interpretations of such laws by administrative, legislative or other governmental bodies, or changes to industry rules or practices that may result in leads being less valuable could have a material adverse effect on this business.

We may be unable to achieve or maintain cost savings and other benefits from our cost-saving initiatives, including simplifying and modernizing our business.

We continue to engage in business optimization and cost-saving initiatives that focus on maximizing the efficiency and effectiveness of the cost structure of each of the Company's businesses. These actions are designed to improve client service levels across each of the business units while enhancing the Company's profitability and incremental margins. We may not be able to achieve these improvements in the efficiency and effectiveness of our operations or cost structure and, even if achieved, any cost-savings realized may not be sufficient to offset ongoing inflationary pressures, including those related to employees and leases, or to offset continued pressure from the increasing share of homesale brokerage commission income paid to affiliated independent sales agents or other actual or potential changes to industry rules or practices. In connection with our implementation of cost-savings, simplification and modernization initiatives we may experience disruptions in our business, including with respect to agent and franchisee recruitment and retention efforts and the diversion of a significant amount of management and employee time and focus. We also may incur greater costs than currently anticipated to achieve these savings and we may not be able to maintain these cost savings and other benefits in the future. Failure to improve the efficiency and effectiveness of our cost structure could have a material adverse effect on our competitive position (including with respect to the recruitment and retention of franchisees and production independent sales agents), business, financial condition, results of operations and cash flows.

Our company-owned brokerage operations are subject to geographic and high-end real estate market risks, which could adversely affect our revenues and profitability.

Owned Brokerage Group operates real estate brokerage offices located in and around large U.S. metropolitan areas where competition for independent sales agents and independent sales agent teams is particularly intense. Local and regional economic conditions in these locations at times differ materially from prevailing conditions in other parts of the country. For the year ended December 31, 2024, Owned Brokerage Group realized approximately 23% of its revenues from California, 21% from the New York metropolitan area and 13% from Florida, which in the aggregate totals approximately 57% of its revenues. Downturns in the residential real estate market or economic conditions that are concentrated in these regions (including as a result of severe weather events or natural disasters, such as the wildfires recently impacting California), or in other geographic concentration areas for us, result in declines in Owned Brokerage Group's total gross commission income and profitability that are disproportionate to the downturn experienced throughout the U.S. In addition, given the significant geographic overlap of our title, escrow and settlement services business with our company owned brokerage offices, such regional declines affecting our company owned brokerage operations generally have a disproportionate adverse effect on our title, escrow and settlement services business and mortgage origination joint venture as well. These factors have negatively impacted, and could continue to negatively impact, our financial results and such impact could have a material adverse effect on our financial position.

Owned Brokerage Group also has a significant concentration of transactions at the higher end of the U.S. real estate market and in high-tax states. Accordingly, the effects of certain state and local tax reform may have a deeper impact on our business. A shift in transactions from high-tax to low-tax states or in Owned Brokerage Group's mix of property transactions from high range to lower and middle range homes would adversely affect the average price of Owned Brokerage Group's closed homesales. Such a shift, absent an increase in transactions, would have an adverse effect on our operating results. Due to Owned Brokerage Group's concentration in high-end real estate, its business may also be adversely impacted by capital controls imposed by foreign governments that restrict the amount of capital individual citizens may legally transfer out of their countries. In addition, Owned Brokerage Group continues to face heightened competition for both homesale transactions and high performing independent sales agents because of its prominent position in the higher end housing markets.

Moreover, Owned Brokerage Group also has relationships with developers in select major cities (in particular, New York City) to provide marketing and brokerage services in new developments. The irregular volume and timing of new development closings may contribute to uneven financial results and deceleration in the building of new housing may result in lower unit sales in the new development market, which has had and could continue to have a material adverse effect on the revenue generated by Owned Brokerage Group and our profitability.

The businesses in which we, our joint ventures, and our franchisees operate are intensely competitive and we may not be able to effectively compete.

We face intense competition in the residential real estate services business, in particular with respect to productive independent sales agent recruitment and retention. Aggressive competition for the affiliation of independent sales agents continues to make recruitment and retention efforts at both Franchise Group and Owned Brokerage Group challenging, in particular with respect to more productive sales agents and in the densely populated metropolitan areas in which we operate. The competitive environment has had, and may continue to have, a negative impact on our market share and may continue to put pressure on our and our franchisees' operating margins and financial results.

Competitive pressures for independent sales agents come from a variety of sources, including traditional brokerages as well as newer brokerage models, including discount brokerages, virtual brokerages (and other brokerages that offer the sales agent fewer services, but a higher percentage of commission income) as well as brokerages that provide certain services to agents and agent teams, but with branding focused on the name of the agent or agent team, rather than the brokerage brand.

Increasingly, independent sales agents have affiliated with brokerages that offer a different mix of services to the agent, allowing the independent sales agent to select the services that they believe allow them to retain a greater percentage of the commission and purchase services from other vendors as needed. In addition, certain types of compensation that may be appealing to independent sales agents, such as equity awards, may not be available to us at a reasonable cost or at all.

These competitive market factors also impact our franchisees and such franchisees have and may continue to seek reduced royalty fee arrangements or other incentives from us to offset the continued business pressures on such franchisees, which has and could continue to result in a reduction in royalty fees paid to us or other associated costs.

We expect this highly competitive environment to continue and, accordingly, we and our affiliated franchisees may fail to attract and retain independent sales agents if we are unable to compete in a profitable and effective manner with a combination of continuously improved value propositions and/or commission plans that appeal to a broad base of independent sales agents.

If we or our franchisees fail to attract and retain productive independent sales agents or we or they fail to replace departing successful independent sales agents with similarly productive independent sales agents, the gross commission income generated by our company owned brokerages and franchises may decrease, which may have a material adverse impact on our business and financial results.

Our franchise business is also highly competitive. Upon the expiration of a franchise agreement, a franchisee may choose to franchise with one of our competitors or operate as an independent broker. Competitors may offer franchisees whose franchise agreements are expiring or prospective franchisees products and services similar to ours at rates that are lower than we charge or a combination of products and services that are more attractive to the franchisee. We also face the risk that brokers may not enter into or renew franchise agreements with us for a variety of reasons, including because they believe they can compete effectively in the market without the need to license a brand of a franchisor and receive services offered by a franchisor, because competitive costs associated with agent recruitment makes affiliation with a brand economically challenging, or because they may believe that their business will be more attractive to a prospective purchaser without the existence of a franchise relationship. Additional competitive pressure is provided by regional and local franchisors as well as franchisors offering different franchise models or services.

We expect that the trend of increasing incentives will continue in the future in order to attract, retain, and help grow certain franchisees. For example, to remain competitive in the sale of franchises and to retain our existing franchisees, we have taken and may continue to take actions that result in increased costs to us (such as increased sales incentives to franchisees) or decreased royalty payments to us (such as a reduction in or cap on the fees we charge our franchisees, including lower royalty rates). Taking into account competitive factors, from time to time, we have and may continue to introduce pilot programs or restructure or revise the model used at one or more franchised brands, including with respect to fee structures, minimum production requirements or other terms. If we fail to successfully offer franchisees compelling value propositions, we may fail to attract new franchisees and expiring franchisees may not renew their agreements with us, resulting in a reduction in royalty fees paid to us. Any of the foregoing may have a material adverse effect on our earnings and growth opportunities.

We and our franchisees also face substantial competition from non-traditional market participants. Competition in our related businesses and the businesses of our joint ventures is also intense. See "Item 1.—Business—Competition" in this Annual Report for additional information.

Consumer preferences for the home buying and selling experience may change more quickly than we can adapt our businesses, which may have a material adverse effect on our results of operations and financial condition.

The real estate brokerage industry has minimal barriers to entry for new participants and a growing number of companies are competing in non-traditional ways for a portion of the gross commission income generated by homesale transactions, including new entrants that employ technologies intended to disrupt historical real estate brokerage models, minimize or eliminate the role brokers and sales agents perform in the homesale transaction process, and/or shift the nature of the residential real estate transaction from the historic consumer-to-consumer model to a corporate-to-consumer model.

Some of these models may have less exposure to risks related to the continued rise of the sales agent's share of commission income generated by homesale transactions, as they are less reliant on agent services, or may operate under a lower cost structure, such as virtual or discount brokerages. Changes to industry rules or policies and/or the introduction of disruptive products and services may also result in an increase in the number of transactions that do not utilize the services of sales agents, including for sale by owner transactions.

The significant size of the U.S. real estate market has continued to attract outside capital investment in disruptive competitors that seek to access a portion of this market, which has and is likely to continue to contribute to the competitive environment. Meaningful gains in market share by these alternative models and/or the introduction of other industry-disruptive competitors may adversely impact our market share and reduce transaction volume for homesales as well as for other Company services if we are unable to introduce competing products and services that are more attractive to consumers in a timely manner. A loss of market share or reduction in such transaction volume may have a material adverse effect on our operations and financial performance.

Listing aggregator concentration and market power creates, and is expected to continue to create, disruption in the residential real estate brokerage industry, which may have a material adverse effect on our results of operations and financial condition.

The concentration and market power of the top listing aggregators allow them to monetize their platforms by a variety of actions, including expanding into the brokerage business, charging significant referral fees, charging listing and display fees, diluting the relationship between agents and brokers and between agents and the consumer, tying referrals to use of their products, consolidating and leveraging data, and engaging in preferential or exclusionary practices to favor or disfavor other industry participants. These actions divert and reduce the earnings of other industry participants, including our company owned and franchised brokerages.

Aggregators could expand their current business tactics or introduce new programs that could be materially disadvantageous to our business and other brokerage participants in the industry including, but not limited to:

*   setting up competing brokerages and/or businesses, which could include the capture of property listings, directing referrals to agents and brokers that share revenue with them, or the recruitment of agents or franchisees;
*   continuing to expand their offerings to include products (including agent tools) and services that are a part of or related to the real estate transaction, such as title, escrow and mortgage origination services, that compete with services offered by us;
*   bundling their listing services with such other offerings;
*   broadening and/or increasing fees for their programs that charge brokerages and/or their affiliated sales agents fees including, referral, listing, display, advertising and related fees or introducing new fees for new or existing services;
*   not including our or our franchisees' listings on their websites;
*   controlling significant inventory and agent referrals, tying referrals to use of their products, and/or engaging in preferential or exclusionary practices to favor or disfavor other industry participants;
*   leveraging their position to compel the use of their platforms exclusively, which may include requiring disclosure of competitively sensitive information;
*   aggregating consumer data from their listing sites and ancillary services for competitive advantage;
*   establishing oppressive contract terms, including with respect to data sharing requirements;
*   disintermediating our relationship with affiliated franchisees and independent sales agents; and/or
*   disintermediating the relationship between the sales agent and the buyers and sellers of homes, including through the promotion of products or services designed to replace the role of the sales agent in both buy side and sell side transactions.

Such tactics could further increase pressures on the profitability of our company owned and franchised brokerages and affiliated independent sales agents, reduce our market share, reduce our franchisor service revenue and dilute our relationships with franchisees, independent sales agents and consumers and our franchisees' relationships with affiliated independent sales agents and consumers.

Our financial results are affected by the operating results of our franchisees.

Franchise Group receives revenue in the form of royalties, which are based on a percentage of gross commission income earned by our franchisees. Accordingly, the financial results of Franchise Group are dependent upon the operational and financial success of our franchisees, in particular with respect to our largest franchisees. If industry trends or economic conditions worsen or do not improve or if one or more of our top performing franchisees become less competitive or leave our franchise system, Franchise Group's financial results may worsen and our royalty revenues may decline, which could have a material adverse effect on our revenues and profitability. In addition, from time to time, we have had to increase our bad debt and note reserves, including with respect to the conversion notes or other note-backed funding we extend to eligible franchisees, which are forgiven ratably generally over the term of the franchise agreement upon satisfaction of certain revenue performance-based thresholds. We may also have to terminate franchisees due to non-payment. Moreover, the ownership model for some larger franchisees has shifted to control by private investor groups that are more likely to have a higher proportion of debt and may have different priorities than historic franchisee owners, which increases franchisee liquidity, termination and non-renewal risks and the risk that we may have to impair some or all of the conversion notes we have extended or may extend to these franchisees, which could materially adversely affect our financial results.

Consolidation among our top 250 franchisees puts pressure on our ability to renew or negotiate franchise agreements with favorable terms, which has had, and may continue to have, an adverse impact on our royalty revenue.

A significant majority of revenue at Franchise Group is generated from our top 250 franchisees, which have grown faster than our other franchisees through organic growth and market consolidation in recent years. The growing concentration in our top 250 franchisees puts pressure on our ability to renew or negotiate franchise agreements with favorable terms, including with respect to contractual royalty rates, sales incentives and covered geographies. In addition, such concentration increases risks related to the financial health of our franchisees as well as with respect to franchisee non-renewal or termination. Operational or liquidity issues that cause any of the largest franchisees to reduce or delay royalty payments or result in notes we have advanced to such franchisee to become impaired can have a significant adverse impact on the applicable brand as well as our business results. If the amount of gross commission income generated by our top 250 franchisees continues to grow at a quicker pace relative to our other franchisees, we would expect to continue to experience pressure on our royalty revenue due to increased volume incentives, lower negotiated rates, and other incentives earned by such franchisees, all of which directly impact our royalty revenue.

Negligence or intentional actions of our franchisees and their independent sales agents could harm our business.

Our franchisees (other than our company owned brokerages) are independent business operators and we do not exercise control over their day-to-day operations. Our franchisees may not successfully operate a real estate brokerage business in a manner consistent with industry standards or may not affiliate with effective independent sales agents or employees. If our franchisees or their independent sales agents were to engage in negligent or intentional misconduct or provide diminished quality of service to customers, our image and reputation may suffer materially, which could adversely affect our results of operations. Negligent or improper actions involving our franchisees or master franchisees, including regarding their relationships with independent sales agents, clients and employees, have led, and may in the future also lead to direct claims against us based on theories of vicarious liability, negligence, joint operations and joint employer liability which, if determined adversely, could increase costs, negatively impact the business prospects of our franchisees and subject us to incremental liability for their actions.

Additionally, franchisees and their independent sales agents (including those handling properties for our relocation operations) may engage or be accused of engaging in unlawful or tortious acts or failing to make necessary disclosures under federal and state law. Such acts or the accusation of such acts could harm our brands' image, reputation and goodwill or compromise our relocation operations' relationships with clients. In addition, for certain types of claims, such as claims under antitrust laws, the sales of our franchisees are included in the calculation of liability and can materially increase the magnitude of the potential liability we may face in such actions.

Negligence or intentional actions of independent sales agents engaged by our company owned brokerages could materially and adversely affect our reputation and subject us to liability.

Our company-owned brokerage operations rely on the performance of independent sales agents. If the independent sales agents were to provide lower quality services to our customers or engage in negligent or intentional misconduct, our image and reputation could be materially adversely affected. In addition, we could also be subject to litigation and regulatory claims arising out of their performance of brokerage or ancillary services, which if adversely determined, could materially and adversely affect us.

We do not own two of our brands and difficulties in the business or changes in the licensing strategy of, or disagreements or complications in our relationship with, the brand owners could disrupt our business and/or negatively reflect on the brand and the brand value.

The Sotheby's International Realty® and Better Homes and Gardens® Real Estate brands are owned by the companies that founded these brands. Under separate long-term license agreements, we are the exclusive party licensed to run brokerage services in residential real estate under those brands, whether through our franchisees or our company owned operations. Our future operations and performance with respect to these brands requires the successful protection of those brands. Any disagreements or complications in our relationship with, or difficulties in the business or changes in the licensing strategy of, the brand owners could disrupt our business and/or negatively reflect on the brand and the brand value. For additional information see "Item 1.—Business—Franchise Group—Intellectual Property".

Continued reductions in the global spending on relocation services or a cessation or reduction in the volume of business generated from multiple significant relocation clients, or the loss of our largest real estate benefit program client could adversely affect our revenues and profitability.

Many of the general residential housing trends impacting our businesses that derive revenue from homesales also impact our relocation services business. Additionally, global corporate spending on relocation services has continued to shift to lower cost relocation benefits. Even if general residential housing trends begin to improve, spending on relocation services may not return to former levels, which would negatively impact the revenue and operating results of our relocation operations.

Contracts with our real estate benefit program clients and relocation clients are generally terminable at any time at the option of the client, do not require such client to maintain any level of business with us and are non-exclusive. Our real estate benefit program revenues are highly concentrated. If our largest real estate benefit program client or multiple significant relocation clients ceased or materially reduced volume under their contract with us, our revenue (including downstream revenue at Franchise, Owned Brokerage and Title Groups) and profitability may be materially adversely affected.

Cybersecurity incidents could disrupt business operations and result in the loss of critical and confidential information or litigation or claims arising from such incidents, any of which could have a material adverse effect on our reputation and results of operations.

We face growing risks and costs related to cybersecurity threats to our operations, our data and customer, franchisee, employee and independent sales agent data, including but not limited to:

- the failure or significant disruption of our operations from various causes, including human error, computer malware, ransomware, insecure software, zero-day threats, threats to or disruption of joint venture partners or of third-party vendors who provide critical services, or other events related to our critical information technologies and systems;

- the increasing level and sophistication of cybersecurity attacks, including distributed denial of service attacks, data theft, fraud or malicious or negligent acts on the part of trusted insiders, social engineering, or other unlawful tactics aimed at compromising the systems and data of our businesses, officers, employees, franchisees and company owned brokerage independent sales agents and their customers (including via systems not directly controlled by us, such as those maintained by our franchisees, affiliated independent sales agents, joint venture partners and third party service providers, including our third-party relocation service providers); and

- the reputational, business continuity and financial risks associated with a loss of data or material data breach (including unauthorized access to, or destruction or corruption of, our proprietary business information or personal information of our customers, employees and independent sales agents), the transmission of computer malware, cyberattacks, or the diversion of homesale transaction closing funds.

In the ordinary course of our business, we and our third-party service providers, our franchisee and company owned brokerage independent sales agents and our relocation operations collect, store and transmit sensitive data, including our proprietary business information and intellectual property and that of our clients as well as personal information, sensitive financial information and other confidential information of our employees, customers and the customers of our franchisee and company owned brokerage sales agents.

Third parties, including vendors or suppliers that provide essential services for our global operations, could also be a source of security risk to us if they experience a failure of their own security systems and infrastructure. We increasingly rely on third-party data processing, storage providers, and critical infrastructure services, including but not limited to cloud solution providers. The secure processing, maintenance and transmission of this information is critical to our operations and with respect to information collected and stored by our third-party service providers, we are reliant upon their security procedures, which may not be as substantial as our own procedures. A breach or attack affecting one of our third-party service providers or partners could harm our business even if we do not control the service that is attacked.

Moreover, the real estate industry is actively targeted by cyber-attacker attempts to conduct electronic fraudulent activity directed at participants in real estate services transactions. These attacks, when successful, can result in fraud, including wire fraud related to the diversion of home sale transaction funds, or other harm, which could result in significant claims and reputational damage to us, our brands, franchisees, and independent sales agents and could also result in material increases in our operational costs. Further, these threats to our business may be wholly or partially beyond our control as our franchisees as well as our customers, franchisee and company owned brokerage independent sales agents and their customers, joint venture partners and third-party service providers may use e-mail, computers, smartphones and other devices and systems that are outside of our security control environment. In addition, real estate transactions involve the transmission of funds by the buyers and sellers of real estate, and consumers or other service providers selected by the consumer may be the subject of direct cyber-attacks that result in the fraudulent diversion of funds, notwithstanding efforts we have taken to educate consumers with respect to these risks.

Cybersecurity incidents, depending on their nature and scope, could result in, among other things, the misappropriation, destruction, corruption or unavailability of critical systems, data and confidential or proprietary information (our own or that of third parties, including personal information and financial information) and the disruption of business operations. The potential consequences of a material cybersecurity incident include regulatory violations of applicable U.S. and international privacy and other laws, reputational damage, loss of market value, litigation with third parties (which could result in our exposure to material civil or criminal liability), diminution in the value of the services we provide to our customers, and increased cybersecurity protection and remediation costs (that may include liability for stolen assets or information), which in turn could have a material adverse effect on our competitiveness and results of operations.

Our security systems and IT infrastructure may not adequately protect against all potential security breaches, cyber-attacks, or other unauthorized access to personal information, including ransomware incidents. We, our third-party service providers, franchisees, franchisee and company owned brokerage independent sales agents, and joint venture partners have experienced and expect to continue to experience these types of threats and incidents. Cyberattacks have led and will likely continue to lead to increased costs to us with respect to preventing, investigating, mitigating, insuring against and remediating these incidents and risks, as well as any related attempted or actual fraud. Our corporate errors and omissions and cybersecurity breach insurance, or that of applicable third parties, may be insufficient to compensate us for losses that may occur.

Moreover, we are required to comply with growing laws and regulations both in the United States and in other countries where we do business that regulate cybersecurity, privacy and related matters. With an increased percentage of our business occurring virtually, there is an increased risk of a potential violation of these expanding laws and regulations. Any significant violations of such laws and regulations could result in the loss of new or existing business, litigation, regulatory investigations, the payment of fines and/or penalties (which may not be covered by cybersecurity breach insurance) and damage to our reputation. Any of the foregoing could have a material adverse effect on our business, financial condition, and results of operations.

The failure of third-party vendors or partners could result in harm to our reputation and have a material adverse effect on our business and results of operations.

We engage with third-party vendors and partners in a variety of ways, ranging from strategic collaborations and joint ventures and product development to running key internal operational processes and critical client systems. In many instances, these third parties are in direct contact with our customers, independent sales agents and franchisees in order to deliver services on our behalf or to fulfill their role in the applicable collaboration. In some instances, these third parties may be in possession of personal information of our customers or employees. In other instances, these third parties may play a critical role in developing products and services central to our business strategy. For example, we have partnered with a strategic third party to provide our product suite to affiliated agents, brokerages and franchisees, and these products form an important part of our value proposition to such parties. In addition, we have engaged with another strategic third-party partner on key software development projects and have other strategic projects in place with other third parties. Our third-party vendors and partners may encounter difficulties in the provision of required deliverables or may fail to provide us with timely services, which may delay our projects, and also may make decisions that may harm us or that are contrary to our best interests, including by pursuing opportunities outside of the applicable Company project or program, to the detriment of such project or program.

If our third-party partners or vendors were to fail to perform as we expect, fail to appropriately manage risks, provide diminished or delayed services to our customers, experience operational or liquidity concerns (whether related to market downturns or other factors), or face cybersecurity breaches of their information technology systems, or if we fail to adequately monitor their performance, our operations and reputation could be materially adversely affected, in particular with respect to any such failures related to the provision or development of key products. Depending on the function involved, vendor or third-party application failure or error may lead to increased costs, business disruption, distraction to management, processing inefficiencies, the loss of or damage to intellectual property or sensitive data through security breaches or otherwise, effects on financial reporting, loss of customers, damage to our reputation, or litigation, regulatory claims and/or remediation costs (including claims based on theories of breach of contract, vicarious liability, negligence or failure to comply with laws and regulations). Third-party vendors and partners may also fail to maintain or keep adequate levels of insurance, which could result in a loss to us or expose us to litigation. In addition, although we have a Vendor Code of Conduct, we may be subject to the consequences of fraud, bribery, or misconduct by employees of our vendors, which could result in significant financial or reputational harm. The actions of our third-party vendors and unaffiliated third-party developers are beyond our control. We face the same risks with respect to subcontractors that might be engaged by our third-party vendors and partners.

We are reliant upon information technology to operate our business and maintain our competitiveness.

Our ability to leverage our technology and data scale is critical to our long-term strategy. Our business, including our ability to attract employees and independent sales agents, increasingly depends upon the use of sophisticated information technologies and systems, including technology and systems (cloud solutions, mobile and otherwise) utilized for communications, marketing, productivity tools, training, lead generation, records of transactions, business records (employment, accounting, tax, etc.), procurement, call center operations and administrative systems. The operation of these technologies and systems is dependent upon third-party technologies, systems and services for which there are no assurances of continued or uninterrupted availability and support by the applicable third-party vendors on commercially reasonable terms. We also cannot assure that we will be able to continue to effectively operate and maintain our information technologies and systems. In addition, our information technologies and systems are expected to require refinements and enhancements on an ongoing basis, and we expect that advanced new technologies and systems will continue to be introduced. We may not be able to obtain such new technologies and systems, or to replace or introduce new technologies and systems as quickly as our competitors or in a cost-effective manner. Also, we may not achieve the benefits anticipated or required from any new technology or system, and we may not be able to devote financial resources to new technologies and systems in the future.

We may not be successful in our artificial intelligence initiatives, which could adversely affect our business and operating results.

In an effort to increase efficiency, improve quality, improve agent and customer experience and decrease risk, we are utilizing innovative technologies, processes and techniques, including AI, in internal business processes and in our products and services.

Our future success depends, in part, on our ability to develop products and services that anticipate and respond effectively to the threat and opportunity presented by developments in technology, including technologies based on AI, machine learning, generative AI and large language models. If we are unable to effectively utilize these technologies in our products and services, it could adversely affect our value proposition to affiliated agents and franchisees, the productivity of independent sales agents, our appeal to consumers, or our ability to capture increased economics associated with homesale transactions, which in turn could adversely affect our competitive position, business, financial condition and results of operations.

We must also develop and implement technology solutions and technical expertise among our employees that anticipate and keep pace with rapid and continuing changes in technology, industry standards, applicable law, client preferences and internal control standards. We may not be successful in anticipating or responding to these developments on a timely and cost-effective basis, which could negatively impact our cost saving initiatives, including streamlining and modernizing our business. Failure to improve the efficiency and effectiveness of our cost structure could have a material adverse effect on our competitive position (including with respect to the recruitment and retention of productive independent sales agents and franchisees), business, financial condition, results of operations and cash flows.

Finally, AI technologies are complex and rapidly evolving, and we face an evolving regulatory landscape. These initiatives may result in new or enhanced governmental or regulatory scrutiny, litigation, ethical concerns, industry self-regulation standards or other complications, including those associated with potential defects in the design and development of the technologies used to automate processes; misapplication of technologies; the reliance on data, rules or assumptions that may prove inadequate; information security vulnerabilities; and failure to meet customer expectations, among others. Moreover, AI may give rise to litigation risk, including potential bias, intellectual property or privacy liability. Similar risks arise in connection with the use of AI by our third-party vendors or partners. Any of these factors may cause us to experience brand or reputational harm, competitive harm, legal liability, new or enhanced governmental or regulatory scrutiny, and to incur additional costs to resolve such issues.

We may not realize the expected benefits from our existing or future joint ventures or strategic partnerships.

We have entered into several important strategic joint ventures with third party partners. In some of these joint ventures, such as Guaranteed Rate Affinity and our Title Insurance Underwriter Joint Venture, we hold a minority stake and, while we have certain governance rights, we do not have a controlling financial or operating interest.

There are inherent risks to joint ventures, including execution risks that could arise if our strategic priorities do not align with those of our partners. There can be no assurance that such ventures (or products offered by such ventures) will be successful or will operate as intended. Our current or future joint venture partners may make decisions which may harm the joint venture or are contrary to our best interests, including by pursuing opportunities outside of the joint venture. Our joint ventures generally are not exclusive and our joint venture partners could expand existing relationships with competitors or pursue relationships with other competitors to our detriment.

Additionally, even when we hold a minority interest in a joint venture, improper actions by the joint venture or our joint venture partners may also lead to direct claims against us based on theories of vicarious liability, negligence, joint operations and joint employer liability, which, if determined adversely, could increase costs, negatively impact our reputation and subject us to liability for their actions.

Each of our existing joint ventures faces risks specific to their business as well, including regulatory changes, consumer trends and preferences and other market conditions. For example, our mortgage origination joint venture has been materially adversely affected by high mortgage interest rates, high levels of competition, decreases in operating margins and lower gain-on-sale margins.

In addition, our joint ventures or our joint venture partners could face operational or liquidity risks due to market downturns or other factors legal investigations that may arise. Any of the foregoing could have an adverse impact, which may be material, on our earnings and dividends from the applicable joint venture or our results of operations.

Failure to successfully complete or integrate acquisitions and joint ventures into our existing operations, or to complete or effectively manage divestitures or refranchisings, could adversely affect our business, financial condition or results of operations.

We regularly review our portfolio of businesses and evaluate potential acquisitions, joint ventures, divestitures, refranchisings and other strategic transactions. Potential issues associated with these activities could include, among other things: our ability to complete or effectively manage such transactions on terms commercially favorable to us or at all; our ability to realize the full extent of the expected returns, benefits, cost savings or synergies as a result of a transaction, within the anticipated time frame, or at all; and diversion of management's attention from day-to-day operations. In addition, the success of any future acquisition strategy we may pursue will depend upon our ability to fund such acquisitions given our total outstanding indebtedness, find suitable acquisition candidates on favorable terms and for target companies to find our acquisition proposals more favorable than those made by other competitors. If an acquisition or majority-held joint venture is not successfully completed or integrated into our existing operations (including our internal controls and compliance environment), or if a divestiture or refranchising is not successfully completed or managed or does not result in the benefits or cost savings we expect, our business, financial condition or results of operations may be adversely affected.

Risks Related to Our Indebtedness

Our liquidity has been, and is expected to continue to be, negatively impacted by the substantial interest expense on our debt obligations.

We are significantly encumbered by our debt obligations. As of December 31, 2024, our total debt, excluding our securitization obligations, was $2,540 million (without giving effect to outstanding letters of credit). As a result, a substantial portion of our cash flows from operations must be dedicated to the payment of interest on our indebtedness and is therefore not available for other purposes, including our operations, capital expenditures, technology, discretionary principal debt repayment or open market debt repurchases, share repurchases, dividends or future business opportunities. Our liquidity position has been, and is expected to continue to be, negatively impacted by the substantial interest expense on our debt obligations. In addition, a portion of our interest expense arises from variable interest rate debt, and such expenses may significantly increase if interest rates increase. Risks associated with our debt obligations are heightened during industry downturns or broader recessions that decrease our revenues, earnings and cash flows from operations.

Our significant indebtedness and interest obligations could prevent us from meeting our obligations under our debt instruments and could adversely affect our ability to fund our operations, invest in our business or pursue growth opportunities, react to changes in the economy or our industry, or incur additional borrowings under our existing facilities.

Our leverage could have important consequences, including the following:

• it could cause us to be unable to comply with the senior secured leverage ratio covenant under our Senior Secured Credit Facility;

- it could cause us to be unable to meet our debt service requirements under our debt agreements or meet our other financial obligations;
- it may limit our ability to incur additional borrowings under our existing facilities, including our Revolving Credit Facility, to refinance or restructure our indebtedness, or to obtain additional debt or equity financing for working capital, capital expenditures, business development, debt service requirements, acquisitions or general corporate or other purposes;
- it may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our competitors that have no or less debt;
- it may cause a downgrade of our debt and long-term corporate ratings;
- it may limit our ability to repurchase shares or declare dividends;
- it may limit our ability to attract acquisition candidates or to complete future acquisitions;
- it may cause us to be more vulnerable to periods of negative or slow growth in the general economy or in our business, or may cause us to be unable to invest in strategic initiatives that are important to our growth; and
- it may limit our ability to motivate, attract and retain key personnel.

A material decline in our ability to generate EBITDA calculated on a Pro Forma Basis, as defined in the Senior Secured Credit Agreement governing the Senior Secured Credit Facility, could result in our failure to comply with the senior secured leverage ratio covenant under our Senior Secured Credit Facility (including the Revolving Credit Facility), which would result in an event of default if we fail to remedy or avoid a default as permitted under the applicable debt arrangement.

Our debt risk may also be increased as a result of competitive pressures or changes to industry rules or practices that reduce margins and free cash flow. If our EBITDA calculated on a Pro Forma Basis were to decline and/or we were to incur additional first lien senior secured debt (including borrowings under the Revolving Credit Facility), our ability to borrow the full capacity under the Revolving Credit Facility (without refinancing secured debt into unsecured debt) could be limited as we must maintain compliance with the senior secured leverage ratio under the Senior Secured Credit Agreement. Any inability to borrow sufficient funds to operate our business could have a material adverse impact on our business, results of operations and liquidity.

Restrictive covenants under our Senior Secured Credit Facility and indentures governing the Unsecured Notes and 7.00% Senior Secured Second Lien Notes may limit the manner in which we operate.

Our Senior Secured Credit Facility and the indentures governing the Unsecured Notes and 7.00% Senior Secured Second Lien Notes contain, and any future indebtedness we may incur may contain, various negative covenants that restrict our ability to, among other things:

- incur or guarantee additional indebtedness, or issue disqualified stock or preferred stock;
- pay dividends or make distributions to our stockholders;
- repurchase or redeem capital stock;
- make loans, investments or acquisitions;
- receive dividends or other payment from certain of our subsidiaries;
- enter into transactions with affiliates;
- create liens;
- merge or consolidate with other companies or transfer all or substantially all of our assets;
- transfer or sell assets, including capital stock of subsidiaries; and
- prepay, redeem or repurchase certain indebtedness.

As a result of these covenants, we are limited in the manner in which we conduct our business and we may be unable to engage in favorable business activities or finance future operations or capital needs.

An event of default under our Senior Secured Credit Facility or the indentures governing our other material indebtedness would adversely affect our operations and our ability to satisfy obligations under our indebtedness.

If we are unable to comply with the senior secured leverage ratio covenant under the Senior Secured Credit Facility due to a material decline in our ability to generate EBITDA calculated on a Pro Forma Basis (as defined in the Senior Secured Credit Agreement) or otherwise or if we are unable to comply with other restrictive covenants under those agreements or the indentures governing our Unsecured Notes and 7.00% Senior Secured Second Lien Notes and we fail to remedy or avoid a default as permitted under the applicable debt arrangement, there would be an "event of default" under such arrangement.

Other events of default include, without limitation, nonpayment of principal or interest, material misrepresentations, insolvency, bankruptcy, certain material judgments, change of control, and cross-events of default on material indebtedness as well as, under the Senior Secured Credit Facility, failure to obtain an unqualified audit opinion by 90 days after the end of any fiscal year. Upon the occurrence of any event of default under the Senior Secured Credit Facility, the lenders:

- will not be required to lend any additional amounts to us;
- could elect to declare all borrowings outstanding, together with accrued interest and fees, to be immediately due and payable;
- could require us to apply all of our available cash to repay these borrowings; or
- could prevent us from making payments on the Unsecured Notes, any of which could result in an event of default under the indentures governing such notes or our Apple Ridge Funding LLC securitization program.

If we were unable to repay the amounts outstanding under our Senior Secured Credit Facility, the lenders and holders of such debt could proceed against the collateral granted to secure those debt arrangements. We have pledged a significant portion of our assets as collateral to secure such indebtedness. If the lenders under those debt arrangements accelerate the repayment of borrowings, we may not have sufficient assets to repay the Senior Secured Credit Facility and our other indebtedness or be able to borrow sufficient funds to refinance or restructure such indebtedness. Upon the occurrence of an event of default under the indentures governing our Unsecured Notes, the trustee or holders of 25% of the outstanding applicable notes could elect to declare the principal of, premium, if any, and accrued but unpaid interest on such notes to be due and payable. Any of the foregoing would have a material adverse effect on our business, financial condition and results of operations.

We have substantial indebtedness that will mature (or may spring forward) in 2026 and we may not be able to refinance or restructure any such debt on terms as favorable as those of currently outstanding debt, or at all.

At December 31, 2024, we had $403 million of outstanding indebtedness that will mature in 2026 (excluding our securitization obligations) and an additional $490 million of outstanding indebtedness under the Revolving Credit Facility due in 2027, which may be subject to earlier springing maturity in 2026.

We consistently evaluate potential refinancing and financing transactions with respect to our debt, including restructuring our debt or repaying or refinancing certain tranches of our indebtedness and extending maturities, among other potential alternatives. There can be no assurance as to which, if any, of these alternatives we may pursue as the choice of any alternative will depend upon numerous factors such as market conditions, our financial performance and the limitations and 'most favored nation' provisions applicable to such transactions under our existing financing agreements and the consents we may need to obtain under the relevant documents. The high-yield market may not be accessible to companies with our debt profile, and such or other financing alternatives may not be available to us on commercially reasonable terms, terms that are acceptable to us, or at all. Any future indebtedness may impose various additional restrictions and covenants on us which could limit our ability to respond to market conditions, to make capital investments or to take advantage of business opportunities. Refinancing or restructuring debt at a higher cost would affect our operating results. We could also issue public or private placements of our common stock or preferred stock or convertible notes, any of which could, among other things, dilute our current stockholders and materially and adversely affect the market price of our common stock.

The exchangeable note hedge and warrant transactions may affect the value of our common stock.

Concurrent with the offering of the Exchangeable Senior Notes, we entered into exchangeable note hedge transactions and warrant transactions with certain counterparties (the "Option Counterparties"). The exchangeable note hedge transactions are expected generally to reduce the potential dilution upon exchange of the notes and/or offset any cash payments we are required to make in excess of the principal amount of exchanged notes, as the case may be. However, the warrant transactions could separately have a dilutive effect on our common stock to the extent that the market price per share of common stock exceeds the strike price of the warrants.

The Option Counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling the common stock or other securities of ours in secondary market transactions prior to the maturity of the Exchangeable Senior Notes (and are likely to do so during any observation period related to an exchange of the notes). This activity could cause or avoid an increase or a decrease in the market price of our common stock.

We are subject to counterparty risk with respect to the exchangeable note hedge transactions.

The Option Counterparties are financial institutions or affiliates of financial institutions, and we are subject to the risk that one or more of such Option Counterparties may default under the exchangeable note hedge transactions. Our exposure to the credit risk of the Option Counterparties is not secured by any collateral. If any Option Counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at that time under the exchangeable note hedge transaction. Our exposure will depend on many factors but, generally, the increase in our exposure will be correlated to the increase in our common stock market price and in the volatility of the market price of our common stock. In addition, upon a default by the Option Counterparty, we may suffer adverse tax consequences and dilution with respect to our common stock. We can provide no assurance as to the financial stability or viability of any Option Counterparty.

A downgrade, suspension or withdrawal of the rating assigned by a rating agency to us or our indebtedness could make it more difficult for us to refinance or restructure our debt or obtain additional debt financing in the future.

Our indebtedness has been rated by nationally recognized rating agencies and may in the future be rated by additional rating agencies. We cannot assure you that any rating assigned to us or our indebtedness will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in that rating agency's judgment, circumstances relating to the basis of the rating, such as adverse changes in our business, so warrant. Any downgrade , suspension or withdrawal of a rating by a rating agency (or any anticipated downgrade, suspension or withdrawal) as well as any actual or anticipated placement on negative outlook by a rating agency could make it more difficult or more expensive for us to refinance or restructure our debt or obtain additional debt financing in the future.

Variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase.

At December 31, 2024, $490 million of our borrowings under our Revolving Credit Facility was at variable rates of interest thereby exposing us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even if the amount borrowed remained the same, and our net income would decrease.

We may be unable to continue to securitize certain of the relocation assets of Cartus, which may adversely impact our liquidity.

At December 31, 2024, $140 million of securitization obligations were outstanding through special purpose entities monetizing certain assets of Cartus under one lending facility. We have provided a performance guaranty which guarantees the obligations of Cartus and its subsidiaries, as originator and servicer under the Apple Ridge securitization program. Our significant debt obligations may limit our ability to incur additional borrowings under our existing securitization facilities. The securitization markets have experienced, and may again experience, significant disruptions, which may have the effect of increasing our cost of funding or reducing our access to these markets in the future.

In addition, the Apple Ridge securitization facility contains terms which if triggered may result in a termination or limitation of new or existing funding under the facility and/or may result in a requirement that all collections on the assets be used to pay down the amounts outstanding under such facility. If securitization financing is not available to us for any reason, we could be required to borrow under the Revolving Credit Facility, which would adversely impact our liquidity, or we may be required to find additional sources of funding which may be on less favorable terms or may not be available at all.

Regulatory and Legal Risks

Adverse developments or resolutions in litigation filed against us or against affiliated agents, franchisees or our joint ventures, may materially harm our business, results of operations and financial condition.

As described in Note 15, "Commitments and Contingencies—Litigation" to our Consolidated Financial Statements included elsewhere in this Annual Report ("Note 15"), we are a party to material litigation (including certified and putative class actions) in the areas of antitrust and TCPA. While we have received the final court approval of a nationwide settlement of sell-side antitrust class action litigation it has been appealed by several parties. Our settlement agreement with respect to our TCPA litigation remains subject to preliminary and final approval of the court. In addition, the buy-side antitrust case filed against us remains outstanding as do other antitrust cases. We cannot provide any assurances that results in this litigation or other litigation in which we are or may be named will not have a material adverse effect on our business, results of operations or financial condition, either individually or in the aggregate.

Litigation and other disputes are inherently unpredictable and subject to substantial uncertainties. Even cases brought by us can involve counterclaims asserted against us and even in matters in which we are not a named party, regulatory investigations and other litigation can have significant implications for us, particularly to the extent that changes in industry rules and practices can directly impact us. In addition, litigation and other legal matters, including class action lawsuits, multi-party litigation and regulatory proceedings challenging practices that have broad impact, can be costly to defend and, depending on the class size and claims, could be costly to settle.

Insurance coverage may be unavailable for certain types of claims (including antitrust and TCPA litigation) and even where available, insurance carriers may dispute coverage for various reasons (including the cost of defense). Additionally, there is a deductible for each such case and such insurance may not be sufficient to cover the losses the Company incurs.

Likewise, we cannot predict with certainty the cost of defense, the cost of prosecution, insurance coverage or the ultimate outcome of other litigation and proceedings that have been or may be filed by or against us or against affiliated independent sales agents or franchisees or our joint ventures, and adverse developments and outcomes may materially harm our business and financial condition. Such litigation and other proceedings may include, but are not limited to, the types of matters described under Note 15.

Adverse decisions in litigation or regulatory actions against companies unrelated to us or the real estate industry at large could impact our business practices and those of our franchisees in a manner that adversely impacts our financial condition and results of operations.

In general, we and other industry participants have seen an overall increase in significant litigation and regulatory scrutiny, and adverse outcomes and injunctive relief against industry participants, including industry associations and trade groups, could have a material adverse impact on us. Litigation, investigations, claims and regulatory proceedings against other participants in the residential real estate or relocation industry may impact the Company and its affiliated franchisees when the rulings or settlements in those cases cover practices common to the broader industry or business community and may generate litigation or investigations for the Company. Examples may include RESPA, worker classification, or antitrust and anti-competition claims, among others. For example, under the NAR Settlement, NAR agreed to certain practice changes including those discussed under "Item 7.—Management's Discussion and Analysis—Current Business and Industry Trends". Similarly, the Company may be impacted by litigation and other claims against companies in other industries, including litigation involving worker classification. To the extent plaintiffs are successful in these types of litigation matters, and we or our franchisees cannot distinguish our or their practices (or our industry's practices), we and our franchisees could face significant liability and could be required to modify certain business relationships and/or practices, either of which could materially and adversely impact our financial condition and results of operations.

Changes to industry rules or practices that prohibit, restrict or adversely alter policies, practices, rules or regulations governing the functioning of the residential real estate market could materially adversely affect our operations and financial results.

As described more fully below and "Item 1.—Business—Government and Other Regulations", we operate in a highly regulated industry. In addition, from time to time, certain industry practices have changed for a variety of reasons and may continue to evolve. For example, NAR recently agreed to certain practice changes, including among other things, prohibiting offers of compensation to buyer brokers from being made on listings on an MLS pursuant to the NAR Settlement discussed under "Item 7.—Management's Discussion and Analysis—Current Business and Industry Trends".

Industry rules and practices, particularly those that mandate behavior by industry participants, have drawn increasing scrutiny and criticism, including from various industry participants as well as regulators and other government offices, both on a federal and state level, with particular focus on antitrust and competition. There can be no assurances as to whether the DOJ or FTC, their state counterparts, state or federal courts, or other federal, state or local governmental body will determine that any industry practices or developments have an anti-competitive effect on the industry or are otherwise proscribed. Any such determination could result in industry investigations, enforcement actions, changes in legislation, regulations, interpretations or regulatory guidance or other legislative or regulatory action or other actions, any of which could have the potential to result in additional limitations or restrictions on our business, cause material disruption to our business, result in judgments, settlements, penalties or fines (which may be material), or otherwise adversely affect us. For example, we believe that based on public statements made by the DOJ in filings, the DOJ has continued to focus on the manner in which broker commissions are communicated, negotiated and paid, including how MLSs and state associations are implementing the changes required by the NAR Settlement and potentially on broader restrictions or bans on offers of compensation. The scope of the DOJ's scrutiny may also expand to other industry rules or practices.

Rules and practices that may be subject to future change (whether instigated by industry participants or otherwise) include, but are not limited to, the Clear Cooperation Policy, the rules mandating participation in state and national Realtor associations in order to post on the local MLS, the rules limiting access to lock-boxes used to facilitate property showings, the rules that limit display of co-mingled MLS and non-MLS listings and rules related to the communication or display of transaction terms, including with respect to commissions.

The consequences of future industry changes are unknown and may be varied. For example, changes to the Clear Cooperation Policy could, among other things, reduce the availability of broadly listed properties, leading to more unlisted inventory and potentially limiting access to comprehensive housing market data. Concurrently, evolving rules may reduce MLS or other participant obligations, further fragmenting the inventory of homes available for sale and disrupting the industry's collaborative model. There is no recent industry experience with widespread use of offline exclusives and it is difficult to predict how consumers, brokerages, agents and franchisees will respond. Among other possibilities, it could result in increased competition for productive independent sales agents, increased industry consolidation due to a need for greater listing scale, and changes in consumer marketing. All of these impacts could adversely impact our operations, revenues, earnings and financial results.

We cannot assure you that changes in legislation, regulations, interpretations or regulatory guidance, enforcement priorities, litigation or the rules and policies of NAR, any MLSs and/or any state or local realtor association (or any resulting changes to competitive dynamics or consumer preferences, either alone or in combination with any of the foregoing), will not materially adversely impact the structure of the industry or the financial results of the Company, affiliated franchisees and/or other industry participants. Such impacts could include, but are not limited to, meaningful decreases in the average broker homesale commission rate, the average buy-side commission rate, the share of commission income received by us and our franchisees, the share of royalties we receive from our franchisees, or the percentage of home buyers or home sellers using an agent or broker in their homesale transactions. Additionally, such changes could result in the introduction or growth of certain competitive models, or otherwise could have a material adverse effect on our operations, revenues, earnings and financial results.

Our businesses and the businesses of our joint ventures and affiliated franchisees are highly regulated and any failure to comply with such regulations or any changes in such regulations or in the interpretations or enforcement of such regulations could adversely affect our business.

All of our businesses and the businesses of our joint ventures as well as the businesses of our franchisees are highly regulated and subject to shifts in public policy, statutory interpretation and enforcement priorities of regulators and other government authorities as well as amendments to existing regulations and regulatory guidance and change to MLS and/or NAR rules and policies. We must comply with numerous laws and regulations both domestically and abroad. See "Item 1.—Business—Government and Other Regulations" in this Annual Report for additional information concerning laws and regulations impacting our business, including antitrust, competition and bribery laws, RESPA, worker classification and the TCPA, among others.

Each of our businesses could be adversely affected by current laws, regulations or interpretations, and more restrictive laws, regulations or interpretations could increase responsibilities and duties to customers and franchisees and other parties and make compliance more difficult or expensive. A change in current laws could adversely affect our business. In addition, any adverse changes in regulatory interpretations, rules and laws that would place additional limitations or restrictions on affiliated transactions could have the effect of limiting or restricting collaboration among our businesses. We cannot assure you that future changes in legislation, regulations or interpretations will not adversely affect our business operations.

Regulatory authorities also have relatively broad discretion to grant, renew and revoke licenses and approvals and to implement regulations. Accordingly, such regulatory authorities could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us if our financial condition or our practices were found not to comply with the then current regulatory or licensing requirements or any interpretation of such requirements by the regulatory authority. Our failure to comply with any of these requirements or interpretations could limit our ability to renew current franchisees or sign new franchisees or otherwise have a material adverse effect on our operations.

Our compliance efforts may result in increased expenses, diversion of management's time or changes to the manner in which we conduct our business. Our failure to comply with laws and regulations may subject us to fines, penalties, injunctions and/or potential criminal violations. Any changes to these laws, regulations or interpretations or any new laws or regulations may make it more difficult for us to operate our business. Likewise, all of the foregoing could adversely affect the businesses of our joint ventures or franchisees. Any of the foregoing may have a material adverse effect on our operations.

There may be adverse financial and operational consequences to us and our franchisees if independent sales agents are reclassified as employees.

Although the legal relationship between residential real estate brokers and licensed sales agents throughout most of the real estate industry historically has been that of independent contractor, newer rules and interpretations of state and federal employment laws and regulations, including those governing employee classification and wage and hour regulations in our and other industries, may impact industry practices, our company owned brokerage operations, and our affiliated franchisees by seeking to reclassify licensed sales agents as employees. Certain jurisdictions have adopted or are considering adopting standards that are significantly more restrictive than those historically used in wage and hour cases, which could have a material adverse effect on our business and results of operations. See "Item 1.—Business—Government and Other Regulations" in this Annual Report for additional information.

Significant determinations to reclassify sales agents as employees in the absence of available exemptions from minimum wage or overtime laws, including damages and penalties for prior periods (if assessed), could be disruptive to our business, constrain our operations in certain jurisdictions and could have a material adverse effect on the operational and financial performance of the Company.

If we fail to protect the privacy and personal information of our customers or employees, we may be subject to legal claims, government action and damage to our reputation.

Regulators in the U.S. and abroad continue to enact comprehensive new laws or legislative reforms imposing significant privacy and cybersecurity restrictions. The result is that we are subject to increased regulatory scrutiny, additional contractual requirements from corporate customers, and heightened compliance costs as a result of numerous laws, regulations, and other requirements, domestically and globally, that require businesses like ours to protect the security of personal information, notify customers and other individuals about our privacy practices, and limit the use, disclosure, sale, or transfer of personal data. These ongoing changes to privacy and cybersecurity laws also may make it more difficult for us to operate our business and may have a material adverse effect on our operations. For example, we are required to comply with numerous laws governing privacy and cybersecurity matters. See "Item 1.—Business—Government and Other Regulations—Cybersecurity and Data Privacy Regulations" in this Annual Report for additional information.

We could also be adversely affected if legislation or regulations are expanded to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, results of operations or financial condition. These ongoing changes to privacy and cybersecurity laws also may make it more difficult for us to operate our business and may have a material adverse effect on our operations.

Any significant violations of privacy and cybersecurity laws and regulations (including those involving joint ventures or our third-party vendors or partners) could result in the loss of new or existing business (including potential home buyers or sellers, our corporate relocation or real estate benefit program clients, their employees or members, franchisees, independent sales agents and lender channel clients), litigation, regulatory investigations, the payment of fines, damages, and penalties and damage to our reputation, any of which could have a material adverse effect on our business, financial condition, and results of operations. With an increased percentage of our business occurring virtually, there is an enhanced risk of a potential violation of the expanding privacy and cybersecurity laws and regulations.

In addition, while we disclose our information collection and dissemination practices in a published privacy statement on our websites, which we may modify from time to time, we may be subject to legal claims, government action and damage to our reputation if we act or are perceived to be acting inconsistently with the terms of our privacy statement, customer expectations or state, national and international regulations.

The occurrence of a significant claim in excess of our insurance coverage in any given period could have a material adverse effect on our financial condition and results of operations during the period.

The weakening or unavailability of our intellectual property rights could adversely impact our business, including through the loss of intellectual property we license.

Our trademarks, trade names, domain names and other intellectual property rights are fundamental to our brands and our franchising business. The steps we take to obtain, maintain and protect our intellectual property rights may not be adequate and, in particular, we may not own all necessary registrations for our intellectual property. Applications we have filed to register our intellectual property may not be approved by the appropriate regulatory authorities. Our intellectual property rights may not be successfully asserted in the future or may be invalidated, circumvented or challenged. We may be unable to prevent third parties from using our intellectual property rights without our authorization or independently developing technology that is similar to ours. Also, third parties may own rights in similar trademarks. Any unauthorized or improper use of our intellectual property by third parties, including current or formerly affiliated franchisees or independent sales agents, could reduce our competitive advantages or otherwise harm our business and brands. If we had to litigate to protect these rights, any proceedings could be costly, and we may not prevail. Our intellectual property rights, including our trademarks, may fail to provide us with significant competitive advantages in the U.S. and in foreign jurisdictions that do not have or do not enforce strong intellectual property rights. From time to time, we may update intellectual property used in our business, which creates transition and increased expense.

We cannot be certain that our intellectual property does not and will not infringe issued intellectual property rights of others. We may be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the patents, trademarks and other intellectual property rights of third parties. Any such claims, whether or not meritorious, could result in costly litigation. Adverse outcomes in intellectual property litigation and proceedings could include the cancellation, invalidation or other loss of material intellectual property rights used in our business and injunctions prohibiting our use of intellectual property that is subject to third-party patents or other third-party intellectual property rights. We may be required to enter into licensing or consent agreements (if available on acceptable terms or at all), or to pay damages or royalties or cease using certain service marks, trademarks, technology or other intellectual property.

We franchise our brands to franchisees. While we try to ensure that the quality of our brands is maintained by all of our franchisees, we cannot assure that these franchisees will not take actions that hurt the value of our brands or our reputation. In addition, our license agreements for the use of the Sotheby's International Realty® and Better Homes and Gardens® Real Estate brands are terminable by the respective licensor prior to the end of the license term if certain conditions occur and the loss of either of these licenses could have a material adverse effect on our business and results of operations.

Other Business Risks

Our goodwill and other long-lived assets are subject to potential impairment which could negatively impact our earnings.

A significant portion of our assets consists of goodwill and other long-lived assets, the carrying value of which may be reduced if we determine that those assets are impaired. If actual results differ from the assumptions and estimates used in the goodwill and long-lived asset valuation calculations (due to the risks reflected in this Annual Report or otherwise), we could incur impairment charges in the past (including as related to management's estimates with respect to the potential impact of the ongoing housing market downturn on our business), which would negatively impact our earnings. We have recognized significant non-cash impairment charges and we may be required to take additional such charges in the future, which may be material.

We could be subject to significant losses if banks do not honor our escrow and trust deposits.

Our company owned brokerage business and our title, escrow and settlement services business act as escrow agents for numerous customers. As an escrow agent, we receive money from customers to hold until certain conditions are satisfied. Upon the satisfaction of those conditions, we release the money to the appropriate party. We deposit this money with various banks and while these deposits are not assets of the Company (and therefore excluded from our consolidated balance sheet), we remain contingently liable for the disposition of these deposits. These escrow and trust deposits totaled $518 million at December 31, 2024. The banks may hold a significant amount of these deposits in excess of the federal deposit insurance limit. If any of our depository banks were to become unable to honor any portion of our deposits, customers could seek to hold us responsible for such amounts and, if the customers prevailed in their claims, we could be subject to significant losses.

Changes in accounting standards, subjective assumptions and estimates used by management related to complex accounting matters could have an adverse effect on results of operations.

Generally accepted accounting principles in the United States and related accounting pronouncements, implementation guidance and interpretations with regard to a wide range of matters, such as revenue recognition, lease accounting, stock-based compensation, asset impairments, valuation reserves, income taxes and fair value accounting, are highly complex and involve many subjective assumptions, estimates and judgments made by management. Changes in these rules or their interpretations or changes in underlying assumptions, estimates or judgments made by management could significantly change our reported results.

Our international operations are subject to risks not generally experienced by our U.S. operations.

Our relocation services business operates worldwide and we have other international operations and relationships, including but not limited to international franchisees and master franchisees. Such operations and relationships are subject to risks that are not generally experienced by our U.S. operations and could result in losses against which we are not insured and have a negative impact on our profitability. Such risks include, but are not limited to, heightened exposure to local economic conditions and local laws and regulations (including those related to employees, privacy and data storage, and other compliance issues, including sanction programs), fluctuations in foreign currency exchange rates, and potential adverse changes in the political stability of foreign countries or in their diplomatic relations with the U.S. In addition, the activities of franchisees and master franchisees outside of the U.S. are more difficult and more expensive to monitor and improper activities or mismanagement may be more difficult to detect.

Loss or attrition among our senior executives or other key employees and our inability to develop our existing workforce and to recruit top talent could adversely affect our financial performance.

Our success is largely dependent on the efforts and abilities of our executive officers and other key employees, our ability to develop the skills and talent of our workforce and our ability to recruit, retain and motivate top talent. Talent management has been and continues to be a strategic priority and our ability to recruit and retain our executive officers and key employees, including those with expertise in enterprise-wide transformation and relevant product and technology capabilities, is subject to numerous factors, including the compensation and benefits we pay. Our recruitment and retention efforts may be hindered by present or future restructurings or cost savings initiatives. The ongoing downturn in the real estate market and the uncertainties surrounding how the industry may evolve due to litigation and/or regulatory action may restrict our ability to offer competitive compensation which, in addition to the broader uncertainty and potential downsides in the broader real estate market, could hinder our recruitment and retention efforts or make it more difficult to motivate our existing employees. The increasing prevalence of virtual and remote-work arrangements adds additional competition for critical talent. Additionally, the advancement of federal or state laws or regulations seeking to prohibit or limit the use of non-compete clauses with workers could have an adverse impact on our business. If we are unable to internally develop or hire skilled executives and other critical positions, successfully plan for succession of employees holding key management positions, or if we encounter challenges associated with change management or the competitiveness of compensation actually realized by our executive officers and other key employees, our ability to continue to execute or evolve our strategy may be impaired and our business may be adversely affected.

Severe weather events or natural or man-made disasters, including increasing severity or frequency of such events, or other catastrophic events (including public health crises) may disrupt our business and have an unfavorable impact on homesale activity and the activity levels of other Company services.

Owned Brokerage Group has a significant concentration of offices and transactions in geographic regions where home prices are at the higher end of the U.S. real estate market, particularly the east and west coasts. Coastal areas, including California and Florida, are particularly subject to severe weather events (including hurricanes and flooding) and natural disasters. Increasingly, wildfires in the west have been difficult to contain and cover large areas. For example, in early 2025, California experienced significant wildfires. We are monitoring potential effects on the impacted markets and will continue to support our independent sales agents, franchisees and consumers.

The occurrence of a severe weather event or natural or man-made disaster can reduce the level and quality of home inventory and negatively impact the demand for homes in affected areas, which can disrupt local or regional real estate markets, delay the closing of homesale transactions and have an unfavorable impact on home prices, homesale transaction volume, relocation transactions, and title closing units. These effects may be compounded when the taxes or insurance costs associated with homeownership in the affected area are higher than average or the cost of such insurance materially increases in connect with the increasing frequency and severity of weather events or other disasters. Movements away from the use of title insurance in connection with rising affordability concerns could lead to declines in certain services offered by the Company or its joint venture operations.

In addition, we could incur damage, which may be significant, to our office locations as a result of severe weather events or natural disasters, and our insurance may not be adequate to cover such losses. More frequent and/or severe weather events and/or long-term shifts in climate patterns exacerbate these risks. Likewise, our business and operating results could suffer as the result of other catastrophic events, including public health crises, such as pandemics and epidemics. For example, the COVID-19 crisis contributed to material reductions in relocation volume and significant homesale transaction volume volatility in 2021.

Increasing governmental regulation and scrutiny from investors, customers and regulators with respect to corporate sustainability practices and reporting may impose additional costs on us or expose us to reputational or other risks.

In recent years, there has been increasing focus from certain investors, regulators and other stakeholders concerning corporate responsibility, specifically related to environmental, social and governance (ESG) factors. State and federal laws and regulations have been enacted or proposed that expand mandatory and voluntary reporting, diligence, and disclosure on topics such as emissions and environmental/climate-related topics, human capital, labor and risk oversight, which could expand the nature, scope, and complexity of matters that we are required to control, assess and report. For example, in the fourth quarter of 2023, California enacted the California Climate Accountability Package, which is the first U.S. law to require certain companies with California operations to disclose greenhouse gas emissions and climate-related risks. Existing and proposed ESG-related regulations may increase the ongoing costs of compliance and adversely impact our results of operations and cash flows. If we are unable to adequately address such ESG matters or fail to comply with all laws, regulations, policies and related interpretations, it could negatively impact our reputation and our business results.

Some investors may use ESG factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our related policies are inadequate. In addition, certain relocation clients have required that we implement certain additional ESG procedures or standards in order to continue to do business with us and additional clients may impose such requirements in the future. Meeting these evolving expectations could be costly and failure (or perceived failure) to satisfy investor, client, consumer or other stakeholder expectations and standards, could also cause reputational harm to our business and brands.

In addition, we may face increased scrutiny related to any actions or positions we could be viewed as taking in this space. We could be subjected to negative responses (such as boycotts or negative publicity campaigns) by either proponents or detractors of any particular ESG-related topic, including activists and consumers, which could adversely affect our reputation and business.

Market forecasts and estimates, including our internal estimates, may prove to be inaccurate and, even if achieved, our business could fail to grow at similar rates.

We use forecasts and data from a wide variety of industry sources (including NAR, Fannie Mae and other independent sources) in addition to good faith estimates derived from management's knowledge of the industry to inform our own forecasts and estimates for key market trends. Forecasts regarding rates of home ownership, median sales price, volume of homesales, and other housing industry metrics are inherently uncertain or speculative in nature and actual results for any period could materially differ. Even if the markets in which we compete achieve the growth forecasted by an industry source like NAR or Fannie Mae, our business could fail to grow at similar rates, if at all.

We may incur substantial liabilities arising out of our legacy pension plan.

We have a defined benefit pension plan for which participation was frozen as of July 1, 1997; however, the plan is subject to minimum funding requirements. Although the Company to date has met its minimum funding requirements, the pension plan represents a liability on our balance sheet and will continue to require cash contributions from us, which may increase beyond our expectations in future years based on changing market conditions. In addition, changes in interest rates, mortality rates, health care costs, early retirement rates, investment returns and the market value of plan assets can affect the funded status of our pension plan and cause volatility in the future funding requirements of the plan.

We are responsible for certain of Cendant's contingent and other corporate liabilities.

Although we have resolved various Cendant contingent and other corporate liabilities and have established reserves for most of the remaining unresolved claims of which we have knowledge, adverse outcomes from the unresolved Cendant liabilities for which Anywhere Group has assumed partial liability under the Separation and Distribution Agreement dated as of July 27, 2006 among Cendant, Anywhere Group, Wyndham Worldwide and Travelport could be material with respect to our earnings or cash flows in any given reporting period.

Risks Related to an Investment in Our Common Stock

The price of our common stock may fluctuate significantly.

The market price for our common stock could fluctuate significantly for various reasons, many of which are outside our control, including, but not limited to, those described above and the following:

- our quarterly or annual earnings or those of other companies in our industry;
- our business and/or financial guidance, any revisions to such guidance and/or failure to achieve results consistent with such guidance;
- our operating and financial performance and prospects;
- future sales of substantial amounts of our common stock in the public market;
- the incurrence of additional indebtedness or other adverse changes relating to our debt;
- commencement of new, or adverse resolution of or developments in, legal or regulatory proceedings against the Company or the industry;
- the public's reaction to announcements concerning our business or our competitors' businesses;
- changes in earnings estimates by securities analysts covering our stock or if securities analysts cease publishing or publish unfavorable research about our business;
- ratings changes or commentary by rating agencies on our debt;
- press releases or other commentary by industry forecasters or other housing market participants;
- market and industry perception of our success, or lack thereof, in pursuing our business strategy;
- actual or potential changes in laws, regulations and legal and regulatory interpretations;
- changes to industry rules or practices that actually or may potentially adversely alter policies, practices, rules or regulations governing the functioning of the residential real estate market;
- changes in housing or mortgage finance markets or other housing fundamentals, including changes in interest and mortgage rates;
- changes in accounting standards, policies, guidance, interpretations or principles;
- arrival and departure of key personnel;
- actions of current or prospective stockholders (including activists or several top stockholders acting alone or together) that may cause temporary or speculative market perceptions, including market rumors and short selling activity in our stock; and
- changes in general market, economic and political conditions in the United States and global economies or financial markets.

If any of the foregoing occurs, it could cause our stock price to fall or experience volatility and may expose us to litigation, including class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

Delaware law and our organizational documents may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their shares.

We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. In addition, provisions of our amended and restated certificate of incorporation and amended and restated bylaws may make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our Board of Directors. Among other things, these provisions:

- do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;
- delegate the sole power to a majority of the Board of Directors to fix the number of directors;
- provide the power to our Board of Directors to fill any vacancy on our Board of Directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;
- authorize the issuance of "blank check" preferred stock without any need for action by stockholders;
- eliminate the ability of stockholders to call special meetings of stockholders;
- prohibit stockholders from acting by written consent; and

- establish advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

The foregoing factors could impede a merger, takeover or other business combination or discourage a potential investor from making a tender offer for our common stock which, under certain circumstances, could reduce the market value of our common stock and our investors' ability to realize any potential change-in-control premium.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

Our amended and restated certificate of incorporation authorizes us to issue one or more series of preferred stock. Our Board of Directors will have the authority to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium to the market price, and materially and adversely affect the market price and the voting and other rights of the holders of our common stock.

Item 1C. Cybersecurity.

The Board of Directors ("Board") and management believe that cybersecurity is vital to protecting proprietary and confidential information, company operations and maintaining the trust of our customers, agents, franchisees, and employees. The Company has a cybersecurity risk management strategy and a governance framework to assess, identify and manage material risks from cybersecurity threats. As discussed below, the Company utilizes both internal and external resources as part of its cybersecurity program.

Risk Management and Strategy

Anywhere views its cybersecurity strategy through a multi-pronged lens encompassing prevention, detection and response to ensure holistic coverage of the program and our environments.

Prevention. Our cybersecurity program starts with prevention, which includes risk assessment and identification and utilizing that information to design an effective layer of controls as a baseline.

Our cybersecurity program includes risk assessment and identification processes that are aligned with our overall enterprise risk management ("ERM") program. As part of the annual integrated risk assessment process, the cybersecurity team works with our ERM, internal audit and legal compliance functions to assess and identify cybersecurity and related risks to our business. These risks are then included, as appropriate, in the updated ERM profile, and with top risks being addressed in the cybersecurity yearly plan. As part of that process, we utilize both internal and third-party resources to identify risks. In addition, Internal Audit regularly conducts operational audits of the cybersecurity processes.

In evaluating the risks posed by third parties, our cybersecurity program also includes a dedicated function for Third Party Risk Management, that oversees the identification and mitigation of risk associated with outsourcing to third party vendors and service providers, particularly focused on vendors who process personal information, intellectual property, or other sensitive information.

Finally, with regard to compliance risk, we utilize third party firms to help us determine compliance with industry standards and regulations. We also maintain a Data Privacy Steering Committee, which is a group of internal legal, risk and IT professionals, to assist management with fulfilling applicable data privacy regulations.

In order to protect our assets, we utilize a multi-layer defense strategy to control who logs on to our network and uses our computers and other devices. We have enforced multi-factor authentication, implemented firewalls, and deployed a VPN alternative solution that delivers a zero trust model for access to our network and resources. We also protect our data through our use of security software, which is regularly updated, encryption of sensitive data, both at rest and in transit, and by conducting regular data backups. We have formal policies for safely disposing of electronic files and old devices and we train all employees annually on cybersecurity and their crucial role in protecting the Company's assets.

Detection. Our cybersecurity program includes tools and processes designed to detect breaches and other cybersecurity incidents as well as unauthorized access and unusual network activity. We utilize a security operations program with 24/7 monitoring by both internal and third parties that includes a variety of detection tools. We also utilize backstop detection and preventative measures, like malware detection.

Response. Our Cyber Security Incident Response Plan (the "Response Plan") provides the methodology used by the Company to identify and respond to cyber security incidents. The Response Plan serves as a guide to facilitate a consistent and systematic response to cyber security incidents and is designed to (a) prevent or minimize disruption of critical information systems; (b) minimize loss or theft of sensitive information and/or funds; (c) quickly and efficiently remediate, report (including any public or internal company communications or required reporting) and recover from cyber security incidents; and (d) provide a centralized enterprise investigations process. The Response Plan also provides for incorporating lessons learned after an event to prevent future breaches of the same nature.

We utilize internal and external resources to evaluate the effectiveness and maturity of our cybersecurity program. We conduct regular penetration and vulnerability testing. We conduct annual tabletop exercises to test and iterate our Response Plan, while also providing training for the Response Plan working group. In addition, we conduct compliance training and regular phishing assessments for our employees.

As of December 31, 2024, no known cybersecurity threats have materially affected, or are reasonably likely to materially affect, our business strategy, results of operations or financial condition. The cybersecurity risks that could materially affect Anywhere, including our business strategy, results of operations, or financial condition, are set forth in "Item 1A.—Risk Factors".

Governance

Effective risk management is critical to Anywhere's ability to achieve its strategy. The Board oversees management in exercising its responsibility for managing risk, considering our framework of policies, procedures, and processes to anticipate, identify, assess, prioritize, and mitigate risks across the Company.

Our Audit Committee shares oversight responsibility with the full Board for our information security and technology risks, including cybersecurity. Anywhere's Chief Information Security Officer (CISO) reports to the Audit Committee on a quarterly basis and once a year to the full Board on the cybersecurity program, including the Company's cyber risks and threats, the status of projects to strengthen the Company's information security systems, assessments of the Company's security program and the emerging threat landscape. Two Audit Committee members have significant business experience with respect to cybersecurity risks, namely the chair of the committee, who oversaw information security and data privacy as an Enterprise Risk Officer of a Fortune 500 publicly-traded company and a member who, from June 2018 to March 2024, was Chief Product Data, Analytics and Technology Officer of a Fortune 500 publicly-traded company.

While the Board and the committees oversee our risk management, our CEO and other members of senior management (including the Risk Management Committee) are primarily responsible for day-to-day risk management analysis and mitigation and report to the full Board or the relevant committee regarding risk management. We believe this division of responsibility is the most effective approach for addressing our risk management.

Our CISO leads a dedicated internal Global Information Security ("GIS") team that is responsible for leading enterprise-wide information cybersecurity strategy, policy, standards, architecture, and processes, all of which are designed to prevent, detect and respond to information security threats, as further described in "Risk Management and Strategy" above. The CISO's experience includes more than 20 years in the security and fraud profession in multiple high-risk industries, including the critical infrastructure sector, and encompasses various cybersecurity leadership roles and almost seven years as a CISO. She is a Certified Information Systems Security Professional (CISSP) and has a Master's Degree in Information Systems Management.

In support of the GIS team, the CISO leads the Information Security Steering Committee, a group of internal security leadership positions that ensure alignment between the company's information security program and company objectives.

Overseeing enterprise-wide risk management is our Risk Management Committee, chaired by our General Counsel and comprised of key members of our executive management team, including the CISO. The Risk Management Committee meets regularly and plays a core role in the identification, monitoring, mitigation, and management of the risks the Company faces and oversees our enterprise risk management framework, including cybersecurity and data protection/privacy.

Through this dynamic risk assessment and governance process, the Risk Management Committee and Board consistently evaluate the risk environment and adjust the Company's risk profile, including cybersecurity and data privacy risks, and focus as needed to respond to industry and macroeconomic changes and to protect the Company.

Item 2. Properties.

Substantially all of our properties are leased commercial space; we do not own any real property of significance. From December 31, 2023 to December 31, 2024, we decreased our leased-office footprint from approximately 4.3 million square feet to approximately 4.1 million square feet, of which as of December 31, 2024, approximately 0.5 million square feet are impaired or restructured.

Corporate headquarters; Franchise Group and Owned Brokerage Group. Our corporate headquarters is located in Madison, New Jersey with a lease term expiring in December 2029. This office also serves as the main operating space for Franchise Group and as corporate headquarters (and one regional headquarters) for Owned Brokerage Group. The space consists of approximately 270,000 square feet, of which our businesses currently utilize approximately 30%.

Other Owned Brokerage Group. As of December 31, 2024, Owned Brokerage Group leased approximately 3.2 million square feet of domestic office space under approximately 793 leases. As of December 31, 2024, Owned Brokerage Group leased 38 facilities serving as local administration, training facilities or storage, and approximately 580 brokerage sales offices under 755 leases. These sales offices are generally located in shopping centers and small office parks, typically with lease terms of one to five years. Included in the 3.2 million square feet is approximately 0.3 million square feet of vacant and/or subleased space, principally relating to brokerage sales office consolidations.

Title Group. Our title agency business conducts its main operations at a leased facility in Mount Laurel, New Jersey, pursuant to a lease expiring in August 2026. As of December 31, 2024, this business also had leased regional and branch offices in 25 states and Washington, D.C.

We believe that all of our properties and facilities are well maintained.

Item 3. Legal Proceedings.

See Note 15, "Commitments and Contingencies—Litigation", to the Consolidated Financial Statements in this Annual Report for additional information on the Company's legal proceedings. The Company disputes the allegations against it in each of the captioned matters set forth in Note 15, believes it has substantial defenses against plaintiffs' claims and, except as explicitly described in Note 15, is vigorously defending these actions.

See "Item 1.—Business—Government and Other Regulations" in this Annual Report for additional information on important legal and regulatory matters that impact our business, including a summary of the current legal and regulatory environment. See "Item 1A.—Risk Factors," "Item 7.—Management's Discussion and Analysis of Financial Condition and Results of Operations—Current Business and Industry Trends," for additional information on litigation and regulatory matters as well as actual and potential changes to a number of industry rules or practices that impact the functioning of the U.S. residential brokerage industry and our business.

Item 4. Mine Safety Disclosures.

None.

Information about our Executive Officers

The following provides information regarding individuals who served as executive officers of Anywhere Group and Anywhere at February 21, 2025. Our executive officers also serve as officers or directors of certain of our other subsidiaries or minority-owned joint ventures. The age of each individual indicated below is as of February 21, 2025.

Ryan M. Schneider, 55, has served as our Chief Executive Officer and President since December 31, 2017, and as a director since October 20, 2017. From October 23, 2017, until his appointment as our CEO and President, Mr. Schneider served as the Company's President and Chief Operating Officer. Prior to joining the Company, Mr. Schneider served as President, Card of Capital One Financial Corporation ("Capital One"), a financial holding company, from December 2007 to November 2016 where he was responsible for all of Capital One's consumer and small business credit card lines of business in the United States, the United Kingdom and Canada. Mr. Schneider held a variety of other positions within Capital One from December 2001 to December 2007, including Executive Vice President and President, Auto Finance and Executive Vice President, U.S. Card. From November 2016 until April 2017, he served as Senior Advisor to Capital One. Under the terms of his employment agreement, Mr. Schneider serves as a member of the Board of Anywhere. He is also a member of the Board of Directors of Elevance Health, Inc.

Donald J. Casey, 63, has served as President and Chief Executive Officer of Anywhere Integrated Services LLC since April 2002. In December 2022, he assumed responsibility for certain operational, agent service delivery and consumer experience aspects of the Company's owned brokerage and title operations to the extent related to Coldwell Banker company owned brokerages and, in January 2023, he assumed leadership of Cartus. From 1995 until April 2002, he served as Senior Vice President, Brands of PHH Mortgage. From 1993 to 1995, Mr. Casey served as Vice President, Government Operations of Cendant Mortgage. From 1989 to 1993, Mr. Casey served as a secondary marketing analyst for PHH Mortgage Services (prior to its acquisition by Cendant).

Timothy B. Gustavson, 56, has served as our Chief Accounting Officer, Controller and Senior Vice President since March 2015. In addition to this role, from November 2018 to March 2019, Mr. Gustavson served as our Interim Chief Financial Officer and Treasurer. From 2008 until March 2015, he served as our Assistant Corporate Controller and Vice President of Finance. Mr. Gustavson joined the Company in 2006 as Vice President of External Reporting and prior to joining the Company, Mr. Gustavson spent 16 years in public accounting with the KPMG audit practice. Mr. Gustavson is a certified public accountant.

Tanya Reu-Narvaez, 48, has served as our Executive Vice President, Chief People Officer since January 2021, having previously served as our Senior Vice President, Human Resources since 2018, where she oversaw the team responsible for supporting Owned Brokerage Group and Franchise Group. From 2009 to 2018, she served as Senior Vice President of Human Resources for the Company's corporate and franchise group divisions. Ms. Reu-Narvaez joined Cendant Corporation in 2002, where she last held the role of Vice President of Human Resources before joining the Company in 2006 at the time of its spin-off from Cendant in the same role. She is a member and former Chair of the Corporate Board of Governors of the National Association of Hispanic Real Estate Professionals (NAHREP).

Charlotte Simonelli, 53, has served as our Executive Vice President, Chief Financial Officer and Treasurer since March 2019. Immediately prior to joining the Company, Ms. Simonelli was employed by Johnson & Johnson as Vice President and Chief Financial Officer, Medical Devices from September 2017 and, prior thereto, as Vice President and Chief Financial Officer, Enterprise Supply Chain from January 2016. Previously, she held various finance roles in large multi-brand global organizations, including Reckitt Benckiser Inc. (a multinational consumer goods company), Kraft Foods Inc. (now Mondelez International Inc.), and PepsiCo, Inc. Ms. Simonelli served at Reckitt Benckiser from 2011 to 2015, including in the roles of Vice President, Finance, North America (from July 2014 to September 2015), Senior Vice President, Finance, ENA (a territory that included Europe and North America) from January 2012 to July 2014 and Senior Vice President, Finance, NAA (a territory that included North America, Australia and New Zealand) from April 2011 to December 2011. Ms. Simonelli began her career at Unilever US, Inc., focused on financial planning and analysis. She is also a member of the board of directors of NielsenIQ and serves as its Audit Committee Chair.

Marilyn J. Wasser, 69, has served as our Executive Vice President, General Counsel and Corporate Secretary since May 2007. From May 2005 until May 2007, Ms. Wasser was Executive Vice President, General Counsel and Corporate Secretary for Telcordia Technologies, a provider of telecommunications software and services. From 1983 until 2005, Ms. Wasser served in several positions of increasing responsibility with AT&T Corporation and AT&T Wireless Services, ultimately serving as Executive Vice President, Associate General Counsel and Corporate Secretary of AT&T Wireless Services from September 2002 to February 2005 and immediately prior thereto, from 1995 until 2002, as Executive Vice President, Law, Corporate Secretary and Chief Compliance Officer of AT&T.

Rudy Wolfs, 57, has served as our Executive Vice President, Chief Technology Officer since February 2024. From November 2023 until he become employed by the Company, Mr. Wolfs engaged in a consulting agreement with the Company. From January 2021 to October 2023, Mr. Wolfs founded, led and then sold a digital company engaged in estate planning and management. From February 2012 to October 2020, Mr. Wolfs served in senior transformational technology roles, including as SVP, Chief Information Officer for Credit Cards and Small Business at Capital One. From 2000 until 2012, he worked at ING Direct USA in technology and marketing leadership positions, serving in his last role as Chief Marking Officer and CIO. An avid technology innovator, Wolfs founded a business systems software company right out of school and over his career, has launched, invested in, and advised numerous start-ups.

Susan Yannaccone, 49, has served as Executive Vice President, President and Chief Executive Officer of Anywhere Brands LLC since November 2020 and as President and Chief Executive Officer of Anywhere Advisors LLC since December 2022. She previously served as Regional Executive Vice President of Anywhere Advisors LLC, heading the Eastern Seaboard and Midwest regions for Coldwell Banker Realty, the brand's owned brokerage operations from March 2018 to November 2020. Ms. Yannaccone joined the Company in 2015, serving as Chief Operating Officer of ERA from July 2015 to September 2016 and as President and Chief Executive Officer of ERA from September 2016 to March 2018. Prior to that time, she served as Senior Vice President, Network Services for HSF Affiliates from 2013 to July 2015 and Vice President of Operations for Real Living from 2010 to 2012.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is listed on the New York Stock Exchange ("NYSE") under the symbol "HOUS". As of February 21, 2025, the number of stockholders of record was 57.

Share Repurchase Program

The Company did not repurchase common stock during the quarter ended December 31, 2024.

Shares repurchased are retired and not displayed separately as treasury stock on the consolidated financial statements. The par value of the shares repurchased and retired is deducted from common stock and the excess of the purchase price over par value is first charged against any available additional paid-in-capital with the balance charged to retained earnings. Direct costs incurred to repurchase the shares are included in the total cost of the shares.

The Company's Board of Directors authorized a share repurchase program of up to $300 million of the Company's common stock in February 2022. Although, as of December 31, 2024, $203 million remained available for repurchase under the share repurchase program, the Company is prohibited from repurchasing shares under such programs under the indentures governing its Unsecured Notes and the 7.00% Senior Secured Second Lien Notes until the Company's consolidated leverage ratio falls below 4.00 to 1.00 and then only to the extent of available cumulative credit, as defined under the applicable indentures.

The share repurchase program has no time limit and may be suspended or discontinued at any time. Repurchases may be made at management's discretion from time to time on the open market, pursuant to Rule 10b5-1 trading plans or through privately negotiated transactions. The size and timing of any repurchases will depend on price, market and economic conditions, legal and contractual requirements (including compliance with the terms of our debt agreements) and other factors.

Stock Performance Graph

The stock performance graph set forth below is not deemed filed with the Securities and Exchange Commission and shall not be deemed incorporated by reference into any of our prior or future filings made with the Securities and Exchange Commission.

The following graph assumes a $100 investment on December 31, 2019, and reinvestment of all dividends, in the S&P MidCap 400 index and the S&P Home Builders Select Industry index, or XHB Index (which includes a diversified group of holdings representing home building, building products, home furnishings and home appliances).



Cumulative Total Return						
December 31,	2019	2020	2021	2022	2023	2024
Anywhere Real Estate Inc.	$ 100.00	$ 135.54	$ 173.66	$ 66.00	$ 83.76	$ 34.08
SPDR S&P Homebuilders ETF (XHB) index	$ 100.00	$ 124.48	$ 187.16	$ 151.13	$ 263.07	$ 261.28
S&P MidCap 400 index	$ 100.00	$ 113.66	$ 141.80	$ 123.28	$ 143.54	$ 163.54

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with our consolidated financial statements and accompanying notes thereto included elsewhere herein. Unless otherwise noted, all dollar amounts in tables are in millions. This Management's Discussion and Analysis of Financial Condition and Results of Operations contain forward-looking statements. See "Forward-Looking Statements" and "Item 1A.—Risk Factors" for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results may differ materially from those contained in any forward-looking statements.

The following section generally discusses our financial condition and results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023. Discussion regarding our financial condition and results of operations for the year ended December 31, 2023 compared to December 31, 2022 is included in Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2023 (2023 Form 10-K), filed with the SEC on February 20, 2024.

Effective December 31, 2024, the Company updated its calculation of Operating EBITDA to include adjustments for non-cash stock-based compensation and legal contingencies unrelated to normal operations which currently includes industry-wide antitrust lawsuits and class action lawsuits to conform with similar adjustments and measures disclosed by industry competitors. We believe this updated Operating EBITDA better facilitates comparisons of operating performance across companies. These changes have been applied retrospectively to prior periods to enhance comparability. The inclusion of these adjustments does not materially affect segment-level trends or conclusions previously disclosed. Reconciliations of Operating EBITDA to the most directly comparable GAAP measure are provided for all periods presented. See below under the header "Financial Condition, Liquidity and Capital Resources—Non-GAAP Financial Measures" for additional information.

RECENT DEVELOPMENTS

Reimagine25: Strategic Transformation Initiative

In 2025, we launched Reimagine25 to transform how we operate as a Company, seizing new opportunities unlocked by generative AI and other emerging technologies to deliver better experiences for our customers faster and at lower cost. These efforts position us for long-term success and a stronger competitive edge in an ever-evolving industry. As part of Reimagine25, we expect to incur restructuring costs to implement these changes, including investments in technology, process optimization, and workforce realignment.

CURRENT BUSINESS AND INDUSTRY TRENDS

The residential real estate market is at historic lows, with existing homesale transactions in 2024 and 2023 marking the lowest annual transaction amount since 1995, according to NAR data. Furthermore, a significant decline in existing homesale transactions of 34% occurred from 2021 to 2024. For 2025, as of their most recently released forecast, Fannie Mae is forecasting existing homesale transactions to increase 3% to 4.18 million.



In 2024, Franchise Group saw a 5% increase in volume, calculated as the number of closed homesale sides multiplied by the average homesale price, and Owned Brokerage Group experienced a 4% increase in volume, both as compared to prior year.

The number of closed homesale sides for Franchise Group decreased by 3% in 2024 compared to 2023, while the average homesale price increased by 8%. Similarly, Owned Brokerage Group reported a 4% decrease in closed homesale sides in 2024 as compared to prior year, while the average homesale price increased 7%.

Cost Savings. During 2024, the Company realized cost savings of approximately $125 million.

Mortgage Rates. Freddie Mac's data shows that the average mortgage rates for a 30-year conventional fixed-rate mortgage more than doubled in 2022 reaching a peak of 7.79% in the fourth quarter of 2023, the highest since 2000. In the ten years preceding the commencement of actions by the Federal Reserve in March 2022 (which were intended to control inflation) the average mortgage rate was 3.78%, ranging from a high of 4.94% to a low of 2.65%. In comparison, mortgage rates remained above 6% throughout 2024. As of February 20, 2025, the U.S. weekly mortgage rate average was 6.85% on a 30-year fixed-rate mortgage.

Mortgage rates are influenced by a multitude of factors, including federal interest rates, Treasury note yields, inflation, demand, consumer income, unemployment levels, foreclosure rates, and fiscal and monetary policies. Between March 2022 and July 2023, the Federal Reserve took action intended to control inflation, raising the target federal funds rate by over 400 basis points in 2022 and an additional 100 basis points in 2023. From September 2024 to December 2024, the Federal Reserve lowered the target federal funds rate by total of 100 basis points but took no further action at its January 2025 meeting. It is uncertain when additional rate cuts may occur. Yields on the 10-year Treasury note were 4.58% as of December 31, 2024 compared to 3.88% as of December 31, 2023.

The interest rate environment has adversely affected various aspects of our business. Higher mortgage rates typically lead to reduced homesale transaction volume, decreased housing affordability, and lower activity in both purchase and refinancing units and mortgage origination. We anticipate that our business will continue to be negatively impacted by the current high mortgage rate environment until there is an improvement in the interest rate environment. For example, we believe the high mortgage rate environment is contributing to decreased homesale transaction volume, as potential home sellers choose to stay with their lower mortgage rate rather than sell their home and pay a higher mortgage rate with the purchase of another home and potential home buyers choose to rent rather than pay higher mortgage rates.

Inflation. The prevailing inflationary environment has affected U.S. consumers and the repercussions may persist. As evidenced by the Consumer Price Index for All Urban Consumers (CPI), a gauge employed by the U.S. Bureau of Labor Statistics, there was a 2.9% (not seasonally adjusted) increase for the 12-month period ending December 31, 2024. The CPI serves as a metric for capturing the average fluctuations in prices paid by urban consumers across a diverse array of consumer goods and services. The macroeconomic landscape, including ongoing conflicts around the world, introduces an additional layer of complexity to the inflationary dynamics. These geopolitical disruptions have the potential to intensify inflationary pressures, contributing to the volatility witnessed in the broader economic context. As consumers navigate this challenging landscape, the potential for continued impact on their purchasing power remains a significant consideration.

Affordability. The combination of higher mortgage rates and inflation has substantially increased the cost of homeownership. This situation is further exacerbated by the significant rise in home prices, driven by inventory constraints and the "lock-in effect" where current homeowners are reluctant to sell due to their existing low mortgage rates.

Future periods may see further negative impacts on housing affordability due to persistent inflation and potential increases in mortgage rates. Rising homesale prices, coupled with the escalating costs of homeowners and flood/other types of disaster insurance, are expected to continue straining affordability. Additionally, further declines in housing inventory, stagnant or declining wages and other economic challenges such as labor market fluctuations and policy uncertainties, could exacerbate the situation.

Inventory & Turnover. Continued declines in inventory have and may continue to result in insufficient supply to meet demand. Housing inventory levels have been a persistent industry-wide concern for years, particularly in certain sought-after geographies and at lower price points. Additional inventory pressure arises from potential home sellers choosing to stay with their lower mortgage rate rather than sell their home, periods of slow new housing construction, real estate investment firms that purchase homes for rental use, and alternative competitors. These pressures have led to a significant increase in the average sales price over the past two years.

Recruitment and Retention of Independent Sales Agents; Commission Income. Recruitment and retention of independent sales agents and independent sales agent teams are critical to the business and financial results of a brokerage, including our company owned brokerages and those operated by affiliated franchisees. On a year-over-year basis, independent sales agents affiliated with our company owned brokerages, as well as independent sales agents affiliated with our U.S. franchisees, experienced modest net declines in 2024 and 2023, which we believe is consistent with a broader industry trend of less productive agents leaving the profession due to challenging market conditions.

The aggressive competition for the affiliation of independent sales agents in this industry continues to make recruitment and retention efforts at both Franchise Group and Owned Brokerage Group challenging, particularly with respect to more productive sales agents. These competitive market factors along with other trends (such as changes in the spending patterns of independent sales agents, as more agents purchase services from third parties outside of their affiliated broker) are expected to continue to put upward pressure on the average share of commissions earned by independent sales agents. If independent sales agents affiliated with our company owned brokerages are paid a higher proportion of the commissions earned on a homesale transaction or the level of commission income we receive from a homesale transaction is otherwise reduced, the operating margins of our company owned brokerages could continue to be adversely affected. Similarly, franchisees have and may continue to seek reduced royalty fee arrangements or other incentives from us to offset the continued business pressures on such franchisees, which would result in a reduction in royalty fees paid to us.

Competition and Industry Disruption. See Part I., "Item 1.—Business—Competition" of this Annual Report for a discussion of the current competitive environment, including with respect to competition for independent sales agents and franchisees as well as non-traditional competition and industry disruption.

Matters that Impact the Functioning of the U.S. Residential Brokerage Industry and our Business. As further described in Note 15, "Commitments and Contingencies" to the Consolidated Financial Statements, the final court approval of our nationwide settlement in the Burnett, Moehrl and Nosalek antitrust sell-side class action litigation (the "Anywhere Settlement") has been appealed, which delays our final payment of the remaining $53.5 million due under the Anywhere Settlement until 21 business days after all appellate rights are exhausted (we previously paid the first $30 million due), the timing of which is uncertain. We currently expect the payment to occur no earlier than mid-2025.

Industry changes that have recently been (or could in the near-term be) implemented by NAR, state or local realtor associations or MLSs will (or have the potential to) impact the entire industry, including our owned brokerages and those of our franchisees. Specifically, in 2024, NAR entered into a nationwide class action settlement (the "NAR Settlement"), which received final court approval in November 2024, although several objectors have since filed appeals of the final approval. Under the NAR Settlement, NAR agreed to certain practice changes including, but not limited to, prohibiting offers of compensation to buyer brokers from being made on listings on an MLS, requiring Realtors® representing a buyer to enter into a written agreement with a buyer, setting forth the buyer broker's fee and obligations before showing the buyer a property, and prohibiting Realtors® from representing their services as free, or collecting greater compensation than set forth in the written agreement with the buyer.

The NAR Settlement allowed for participation by non-NAR MLSs, but a number of those MLSs have elected not to participate in the NAR Settlement, and as such, they will continue to operate on their own rules regarding broker compensation and will not be restricted by the constraints in the NAR Settlement.

In January 2025, the U.S. Supreme Court upheld a 2024 appeals court decision that resolved a dispute regarding whether the DOJ could investigate certain real estate industry practices. Additional antitrust litigation and investigations related to other industry practices may be possible. While direction may change with the current administration, we believe that based on public statements made by the DOJ in filings, the DOJ has continued to focus on the manner in which broker commissions are communicated, negotiated and paid, including how MLSs and state associations are implementing the changes required by the NAR Settlement and potentially on broader restrictions or bans on offers of compensation. The scope of the DOJ's scrutiny may also expand to include the Clear Cooperation Policy or other industry rules or practices.

Industry rules and practices, particularly those that mandate behavior by industry participants, have drawn increasing scrutiny and criticism, including from various industry participants as well as regulators, as an outgrowth of the industry antitrust litigation. These rules and practices include the Clear Cooperation Policy, the rules mandating participation in state and national Realtor associations in order to post on the local MLS, the rules limiting access to lock-boxes used to facilitate property showings and the rules that limit display of co-mingled MLS and non-MLS listings.

The growing rules debate over the Clear Cooperation Policy could lead to material consequences for industry participants however it is addressed. Given the decades of industry practice that have led to the current system of broad public distribution of listings, it is difficult to understand the full range of impacts that might result from any particular resolution of the current rules debate. The withdrawal or significant minimization of the Clear Cooperation Policy obligations leading to increased privatization of listing content could benefit those brokerages and franchise systems with the largest listing inventory. Conversely, a failure by the industry to address the existing concerns with the rule's restrictions could result in increased industry litigation and regulatory scrutiny.

In addition, individual or cumulative impacts of ongoing industry change may cause more industry participants to evaluate their options and could lead to higher levels of industry consolidation than has been customary.

The ultimate impact to us of changes to industry rules and practices and/or the decision to maintain those practices, will depend on future developments, which are highly uncertain and difficult to predict, as well as the actions that we have taken, or will take, to minimize any current and future impact on our revenue, profitability, or liquidity.

For a discussion of the current legal and regulatory environment and how such environment could potentially impact us, see Part I., "Item 1.—Business—Government and Other Regulations" and Part I., "Item 1A.—Risk Factors" in this Annual Report.

KEY DRIVERS OF OUR BUSINESSES

Within Franchise Group and Owned Brokerage Group, our assessment of operating performance relies on the following key operating metrics:

- Closed Homesale Sides: This metric captures the number of transactions representing either the "buy" or "sell" side of a homesale transaction.
- Average Homesale Price: This metric reflects the average selling price of closed homesale transactions.
- Average Homesale Broker Commission Rate: This metric indicates the average commission rate earned on either the "buy" or "sell" side of a homesale transaction.

For Franchise Group, an additional metric, Net Royalty Per Side, is utilized. This metric represents the royalty payment to the Franchise Group for each homesale transaction side factoring in royalty rates, homesale prices, average homesale broker commission rates, volume incentives and other incentives. Net royalty per side is a comprehensive measure that accounts for changes in average homesale prices and all incentives and represents the royalty revenue impact of each incremental side.

For Owned Brokerage Group, we also gauge performance using Gross Commission Income Per Side. This metric is derived by dividing gross commission income (comprising commissions from homesale transactions and other activities, primarily leasing transactions) by closed homesale sides. Owned Brokerage Group, as a franchisee of Franchise Group, pays a royalty fee of approximately 6% per transaction to Franchise Group. The remaining gross commission income is distributed between the broker (Owned Brokerage Group) and independent sales agents based on their respective independent contractor agreements, specifying the agent's share of the broker commission.

For Title Group, our assessment of operating performance centers on key metrics related to title and closing units differentiating between Purchase Title and Closing Units (resulting from home purchases), and Refinance Title and Closing Units (stemming from homeowners refinancing their home loans). The Average Fee Per Closing Unit metric represents the average fee earned on both purchase and refinancing title sides.

The following table presents our drivers for the years ended December 31, 2024, 2023 and 2022. See "Results of Operations" below for a discussion as to how these drivers affected our business for the periods presented.

	Year Ended December 31,			Year Ended December 31,		
	2024	2023	% Change	2023	2022	% Change
Anywhere Brands - Franchise Group (a)						
Closed homesale sides	700,589	720,853	(3) %	720,853	911,077	(21) %
Average homesale price	$497,494	$462,277	8 %	$462,277	$454,864	2 %
Average homesale broker commission rate	2.41 %	2.45 %	(4) bps	2.45 %	2.43 %	2 bps
Net royalty per side	$ 447	$ 431	4 %	$ 431	$ 425	1 %
Anywhere Advisors - Owned Brokerage Group						
Closed homesale sides	249,421	258,643	(4) %	258,643	317,600	(19) %
Average homesale price	$748,596	$696,992	7 %	$696,992	$699,016	— %
Average homesale broker commission rate	2.37 %	2.42 %	(5) bps	2.42 %	2.40 %	2 bps
Gross commission income per side	$ 18,557	$ 17,668	5 %	$ 17,668	$ 17,435	1 %
Anywhere Integrated Services - Title Group						
Purchase title and closing units	103,612	102,967	1 %	102,967	133,055	(23) %
Refinance title and closing units	10,225	8,850	16 %	8,850	18,470	(52) %
Average fee per closing unit	$ 3,341	$ 3,185	5 %	$ 3,185	$ 3,146	1 %

(a) Includes all franchisees except for Owned Brokerage Group.

Declines in the number of closed homesale sides and/or declines in average homesale price adversely affect our results of operations by: (i) reducing the royalties we receive from our franchisees, (ii) reducing the commissions our company owned brokerage operations earn, and (iii) reducing the demand for services offered through Title Group, including title, escrow and settlement services or the services of our mortgage origination, title underwriter insurance, or other joint ventures. Additionally, declining closed homesale sides and/or declines in average homesale price increase the risk of franchisee default due to lower homesale volume. Further, our results have been and may continue to be negatively affected by a decline in commission rates charged by brokers, greater commission payments to independent sales agents, lower royalty rates from franchisees or an increase in other incentives paid to franchisees, among other factors.

Royalty fees are charged to all franchisees pursuant to the terms of the relevant franchise agreements and franchisees may receive volume incentives described in each of the real estate brands' franchise disclosure documents. Other incentives may also be used as consideration to attract new franchisees, grow franchisees (including through independent sales agent recruitment) or extend existing franchise agreements, although in contrast to volume incentives, the majority of other incentives are not homesale transaction based. See Part I., "Item 1.—Business—Anywhere Brands—Franchise Group—Operations—Franchising" for additional information.

Over the past several years, our top 250 franchisees have grown faster than our other franchisees through organic growth and market consolidation, which has, and may continue to, put pressure on our ability to renew or negotiate franchise agreements with favorable terms due to their size and scale, and that has had, and could continue to have, an adverse impact on our royalty revenue. The gross commission income earned by our top 250 franchisees as a percentage of total gross commission income generated by all of our franchisees was 76% in 2024 compared to 67% in 2019.

We face significant competition from other national real estate brokerage brand franchisors for franchisees and we expect that the trend of increasing incentives will continue in the future in order to attract, retain, and help grow certain franchisees. Taking into account competitive factors, from time to time, we have and may continue to introduce pilot programs or restructure or revise the model used at one or more franchised brands, including with respect to fee structures, minimum production requirements or other terms. We expect to experience pressures on net royalty per side, largely due to the impact of competitive market factors noted above and continued concentration among our top 250 franchisees.

Owned Brokerage Group has a significant concentration of real estate brokerage offices and transactions in geographic regions where home prices are at the higher end of the U.S. real estate market, particularly the east and west coasts, while Franchise Group has franchised offices that are more widely dispersed across the United States. Accordingly, operating results and homesale statistics may differ between Owned Brokerage Group and Franchise Group based upon geographic presence and the corresponding homesale activity in each geographic region. In addition, the share of commissions earned by independent sales agents directly impacts the margin earned by Owned Brokerage Group. Such share of commissions earned by independent sales agents varies by region and commission schedules are generally progressive to incentivize sales agents to achieve higher levels of production.

RESULTS OF OPERATIONS

Discussed below are our consolidated results of operations and the results of operations for each of our reportable segments and Corporate and Other. The reportable segments presented represent those for which we maintain separate financial information regularly provided to and reviewed by our chief operating decision maker for performance assessment and resource allocation. The classification of reportable segments also considers the distinctive nature of services offered by each segment. Management's evaluation of individual reportable segment performance centers on two key metrics: revenue and Operating EBITDA.

Operating EBITDA is a non-GAAP financial measure and is defined as net income (loss) adjusted for depreciation and amortization, interest expense, net (excluding relocation services interest for securitization assets and securitization obligations), income taxes, and certain non-core items. Non-core items include non-cash stock-based compensation, restructuring charges, impairments, former parent legacy items, legal contingencies unrelated to normal operations which currently includes industry-wide antitrust lawsuits and class action lawsuits, gains or losses on the early extinguishment of debt, and gains or losses on discontinued operations or the sale of businesses, investments, or other assets. Operating EBITDA Margin is defined as Operating EBITDA as a percentage of revenues.

Our presentation of Operating EBITDA may not fully align with similar measures employed by other entities. Variations may arise due to differences in the inclusion or exclusion of specific items and the interpretation of non-core elements within the calculation. See below under the header "Financial Condition, Liquidity and Capital Resources—Non-GAAP Financial Measures" for additional information.

Year Ended December 31, 2024 vs. Year Ended December 31, 2023

Our consolidated results comprised the following:

| | Year Ended December 31, | | |
	2024	2023	Change
Net revenues	$ 5,692	$ 5,636	$ 56
Total expenses	5,828	5,758	70
Loss before income taxes, equity in earnings and noncontrolling interests	(136)	(122)	(14)
Income tax benefit	(2)	(15)	13
Equity in earnings of unconsolidated entities	(7)	(9)	2
Net loss	(127)	(98)	(29)
Less: Net (income) loss attributable to noncontrolling interests	(1)	1	(2)
Net loss attributable to Anywhere and Anywhere Group	$ (128)	$ (97)	$ (31)

Net revenues increased $56 million or 1% for the year ended December 31, 2024 compared with the year ended December 31, 2023 primarily driven by an increase in revenues at Owned Brokerage Group.

Total expenses increased $70 million or 1% for the year ended December 31, 2024 compared to 2023 primarily driven by gains on the early extinguishment of debt which were $7 million during the year ended December 31, 2024 compared to $169 million during the year ended December 31, 2023.

Total expenses, excluding the impact of gains on the early extinguishment of debt, decreased $92 million or 2% primarily due to:

- a $52 million decrease in operating and general and administrative expenses primarily attributable to higher expense in 2023 related to accruals for legal matters, as well as a decrease in employee-related, occupancy and other operating costs due to cost savings initiatives;

- a $45 million decrease in impairment expense primarily due to the absence in 2024 of goodwill and intangible asset impairment charges;

- a $20 million decrease in marketing costs as a result of cost savings initiatives;

- a $16 million decrease of former parent legacy costs due to the absence of expense for a legacy tax matter recorded during the first quarter of 2023; and

- $17 million of lower restructuring costs, from $49 million in 2023 to $32 million in 2024. The Company realized cost savings of approximately $125 million during the year of which approximately half related to specific restructuring activities (see Note 14, "Restructuring Costs", in the Consolidated Financial Statements for additional information).

The expense decreases were partially offset by a $54 million increase in commission and other sales agent-related costs at Owned Brokerage Group primarily due to a slight increase in homesale transaction volume.

Equity in earnings were $7 million for the year ended December 31, 2024 compared to earnings of $9 million during the same period of 2023.

The provision for income taxes was a benefit of $2 million for the year ended December 31, 2024 compared to a benefit of $15 million for the year ended December 31, 2023. The 2024 tax benefit was partially offset by a higher valuation allowance on certain deferred tax assets. Given our recent history of losses, we increased the valuation allowance, primarily on foreign tax credits and state net operating losses, contributing to this year's tax expense. Our effective tax rate was 2% and 13% for the years ended December 31, 2024 and 2023, respectively. See Note 12, "Income Taxes", to the Consolidated Financial Statements for additional information and a reconciliation of the Company's effective income tax rate.

The following table reflects a non-GAAP reconciliation of Net loss attributable to Anywhere and Anywhere Group to Operating EBITDA during the years ended December 31, 2024 and 2023:

	Year Ended December 31,	
	2024	2023
Net loss attributable to Anywhere and Anywhere Group	$ (128)	$ (97)
Income tax benefit	(2)	(15)
Loss before income taxes	(130)	(112)
Add: Depreciation and amortization	198	196
Interest expense, net	153	151
Stock-based compensation (a)	17	12
Restructuring costs, net (b)	32	49
Impairments (c)	20	65
Former parent legacy cost, net (d)	2	18
Legal contingencies (e)	2	43
Gain on the early extinguishment of debt (f)	(7)	(169)
Loss on the sale of businesses, investments or other assets, net	3	2
Operating EBITDA	$ 290	$ 255

––––––––––––––––

(a) Stock-based compensation is a non-cash expense that is based on grant date fair value, which is influenced by the Company's stock price, and recognized over the requisite service period. This expense is primarily related to Corporate and Other.

(b) Restructuring costs are approximately half personnel-related, including severance costs primarily to streamline finance and other administrative functions, and half facility-related, including costs incurred to reduce our brokerage operating model to align with the industry as well as our Corporate headquarters footprint.

Restructuring charges incurred for the year ended December 31, 2024 include $4 million at Franchise Group, $15 million at Owned Brokerage Group, $1 million at Title Group and $12 million in Corporate and Other. Restructuring charges incurred for the year ended December 31, 2023 include $11 million at Franchise Group, $25 million at Owned Brokerage Group, $4 million at Title Group and $9 million in Corporate and Other.

See Note 14, "Restructuring Costs", to the Consolidated Financial Statements for additional information.

(c) Non-cash impairments for the year ended December 31, 2024 primarily related to leases and other assets. Non-cash impairments for the year ended December 31, 2023 include $25 million at Franchise Group to reduce goodwill related to Cartus, $25 million related to franchise trademarks and $15 million related to leases and other assets.

(d) Former parent legacy items are recorded in Corporate and Other and relate to a legacy tax matter.

(e) Represents changes in legal contingencies unrelated to normal operations which currently includes industry-wide antitrust lawsuits and class action lawsuits and includes $2 million in Corporate and Other for the year ended December 31, 2024 and $34 million and $9 million in Corporate and Other and Brokerage Group, respectively, for the year ended December 31, 2023. Legal contingencies do not include cases that are part of our normal operating activities or legal expenses incurred in the ordinary course of business.

(f) Gain on the early extinguishment of debt is recorded in Corporate and Other. The gain on the early extinguishment of debt relates to the repurchases of Unsecured Notes that occurred during the third quarter of 2024, as well as the debt exchange transactions and open market repurchases that occurred during the third quarter of 2023.

The following table reflects the results of each of our reportable segments and Corporate and Other during the years ended December 31, 2024 and 2023:

	Revenues (b)		$ Change	% Change	Operating EBITDA		$ Change	% Change	Operating EBITDA Margin		Change
	2024	2023			2024	2023			2024	2023	
Franchise Group	$ 961	$ 983	$ (22)	(2)%	$ 521	$ 527	$ (6)	(1)%	54%	54%	—
Owned Brokerage Group	4,688	4,628	60	1	(93)	(135)	42	31	(2)	(3)	1
Title Group	362	340	22	6	(13)	(16)	3	19	(4)	(5)	1
Corporate and Other (a)	(319)	(315)	(4)	(b)	(125)	(121)	(4)	(3)			
Total Company	$5,692	$5,636	$ 56	1%	$ 290	$ 255	$ 35	14%	5%	5%	—

_____

(a) Corporate and Other includes the Company's intersegment revenues which are eliminated and various unallocated corporate expenses.

(b) Revenues include the elimination of transactions between segments, which consists of intercompany royalties and marketing fees paid by Owned Brokerage Group of $319 million and $315 million during the years ended December 31, 2024 and 2023, respectively, and are eliminated in the Corporate and Other line.

As described in the aforementioned table, Operating EBITDA margin for "Total Company" expressed as a percentage of revenues remained flat for the year ended December 31, 2024 compared to the same period in 2023. Franchise Group's margin remained flat primarily due to lower revenue, offset by lower employee-related and other operating costs as a result of cost savings initiatives. Owned Brokerage Group's margin increased 1 percentage point primarily due to cost savings initiatives. Title Group's margin increased 1 percentage point primarily due to an increase in revenue as a result of an increase in the average fee per closing unit, offset by lower equity in earnings and higher employee-related and other operating costs.

The Company updated its calculation of Operating EBITDA to include adjustments for non-cash stock-based compensation and legal contingencies unrelated to normal operations which currently includes industry-wide antitrust lawsuits and class action lawsuits to conform with similar adjustments and measures disclosed by industry competitors. We believe this updated Operating EBITDA better facilitates comparisons of operating performance across companies. These changes have been applied retrospectively to prior periods to ensure consistency and comparability. While these adjustments do not materially impact segment-level trends or previously reported trends, they have a more significant effect on Corporate and Other, as outlined in the table below:

For the Year Ended	Corporate and Other Operating EBITDA (as previously disclosed in the 2023 Form 10-K)	Non-cash Stock-based Compensation	Legal Contingencies	Corporate and Other Operating EBITDA
December 31, 2023	$ (166)	$ 11	$ 34	$ (121)
December 31, 2022	(144)	13	53	(78)

Corporate and Other Operating EBITDA declined $4 million to a loss of $125 million for the year ended December 31, 2024 compared to 2023 and declined $43 million to a loss of $121 million for the year ended December 31, 2023 compared to 2022 primarily due to higher employee incentive accruals.

Anywhere Brands—Franchise Group

Revenues decreased $22 million to $961 million and Operating EBITDA decreased $6 million to $521 million for the year ended December 31, 2024 compared with 2023.

Revenues decreased $22 million primarily due to a $21 million decrease in revenue from our relocation operations and leads business as a result of lower volume. Furthermore, brand marketing fund revenue and related expense decreased $7 million primarily due to lower advertising costs during 2024 as compared to 2023. These decreases in revenue were partially offset by a $3 million increase in intercompany royalties received from Owned Brokerage Group, a $2 million increase in international and other franchise revenue and a $1 million increase in third-party domestic franchisee royalty revenue driven by an 8% increase in average homesale price, partially offset by a 3% decrease in existing homesale transactions and a decline in the average homesale broker commission rate.

Franchise Group's revenue includes intercompany royalties received from Owned Brokerage Group of $304 million and $301 million during the years ended December 31, 2024 and 2023, respectively, which are eliminated in consolidation against the expense reflected in Owned Brokerage Group's results.

Operating EBITDA decreased $6 million primarily due to the $22 million decrease in revenues discussed above and a $4 million unfavorable foreign exchange rate impact related to our relocation operations, partially offset by a $13 million decrease in employee-related and other operating costs primarily as a result of cost savings initiatives and a $7 million decrease in brand marketing fund expense discussed above.

Anywhere Advisors—Owned Brokerage Group

Revenues increased $60 million to $4,688 million and Operating EBITDA increased $42 million to a loss of $93 million for the year ended December 31, 2024 compared with 2023.

The revenue increase of $60 million was primarily driven by a 4% increase in homesale transaction volume at Owned Brokerage Group which consisted of a 7% increase in average homesale price, partially offset by a 4% decrease in existing homesale transactions and a decline in the average homesale broker commission rate.

Operating EBITDA increased $42 million primarily due to:

- a $60 million increase in revenues as discussed above;
- a $24 million decrease in other operating costs primarily related to a decrease in occupancy costs and employee-related costs as a result of cost savings initiatives;
- a $12 million decrease in marketing expense as a result of cost savings initiatives; and
- a $3 million improvement in equity in earnings,

partially offset by:

- a $54 million increase in commission expenses paid to independent sales agents primarily as a result of higher homesale transaction volume as discussed above; and
- a $3 million increase in royalties paid to Franchise Group.

Anywhere Integrated Services—Title Group

Revenues increased $22 million to $362 million and Operating EBITDA increased $3 million to a loss of $13 million for the year ended December 31, 2024 compared with 2023.

Revenues increased $22 million primarily driven by a $17 million increase in purchase revenue due to increases in purchase units and the average fee per closing unit, as well as a $4 million increase in refinance revenue.

Operating EBITDA from the title agency business increased $8 million due to the $22 million increase in purchase and refinance revenue discussed above, partially offset by a $9 million increase in employee-related and other operating costs primarily due to higher employee incentive compensation and staffing related to the transformation of the back-office operations and a $5 million increase in variable operating costs related to higher revenue. Operating EBITDA from equity in earnings decreased $5 million primarily related to the Title Insurance Underwriter Joint Venture.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Financial Condition

	December 31, 2024	December 31, 2023	Change
Total assets	$ 5,636	$ 5,839	$ (203)
Total liabilities	4,066	4,158	(92)
Total equity	1,570	1,681	(111)

For the year ended December 31, 2024, total assets decreased $203 million primarily due to:

- an $89 million net decrease in franchise agreements and other amortizable intangible assets primarily due to amortization;
- a $49 million net decrease in operating lease assets primarily due to asset depreciation;
- a $45 million net decrease in other current and non-current assets primarily due to prepaid contracts and independent sales agent incentives; and
- a $33 million net decrease in property and equipment primarily due to asset depreciation.

Total liabilities decreased $92 million primarily due to:

- a $57 million decrease in operating lease liabilities;
- a $21 million decrease in other non-current liabilities primarily due to payment of long-term contracts;
- a $21 million net decrease in corporate debt primarily related to repayment of Term Loan A Facility and repurchases of Unsecured Notes that occurred during the third quarter of 2024, partially offset by additional borrowings under the Revolving Credit Facility as of December 31, 2024 (see Note 9, "Short and Long-Term Debt", to the Consolidated Financial Statements for further details); and
- a $20 million decrease in accrued expenses and other current liabilities, primarily due to payments of previously accrued legal matters,

partially offset by a $25 million increase in securitization obligations.

Total equity decreased $111 million primarily due to a net loss of $128 million, partially offset by a $14 million increase in additional paid-in capital related to the Company's stock-based compensation activity for the year ended December 31, 2024.

Liquidity and Capital Resources

Cash flows from operations, supplemented by funds available under our Revolving Credit Facility and Apple Ridge securitization facility are our primary sources of liquidity, along with, from time to time, distributions from our unconsolidated joint ventures.

Our primary uses of liquidity include working capital, business investment and capital expenditures, as well as debt service (including interest payments). We have used and may also use future cash flows to repurchase or redeem outstanding indebtedness and to acquire stock under our share repurchase program.

Business investments may include investments in strategic initiatives, including our existing or future joint ventures, products and services that are designed to simplify the home sale and purchase transaction, independent sales agent recruitment and retention, and franchisee system growth and acquisitions.

We believe that we will continue to meet our cash flow needs during the next twelve months through the sources outlined above. In the event that our liquidity assumptions change, or we seek to provide incremental liquidity, we may explore additional debt financing, debt exchanges, private or public offerings of debt or common stock or consider asset disposals.

From time to time, we seek to repay, refinance or restructure all or a portion of our debt or to repurchase our outstanding debt through, as applicable, tender offers, exchange offers, open market purchases, privately negotiated transactions or otherwise. Such transactions, if any, will depend on a number of factors, including prevailing market conditions, our liquidity requirements and contractual requirements (including compliance with the terms of our debt agreements), among other factors.

On August 30, 2024 we repaid the entire outstanding principal amount of approximately $196 million along with accrued interest under the Term Loan A Facility with a combination of cash on hand and borrowings from the Revolving Credit Facility. In addition, during the third quarter of 2024, we repurchased a total of $26 million of our Unsecured Notes, including $24 million held by funds managed by Angelo Gordon & Co., L.P., at an aggregate purchase price of $19 million, plus accrued interest to the respective repurchase dates. See Note 9, "Short and Long-Term Debt", to the Consolidated Financial Statements for additional information on these transactions.

On May 9, 2024, we received final court approval of a nationwide settlement agreement the Company has entered into to settle all claims asserted against it or that could have been asserted against it in the Burnett, Moehrl and Nosalek antitrust class action litigation. The final approval has been appealed by several parties. Under the terms of the nationwide settlement, we agreed to injunctive relief as well as monetary relief of $83.5 million, of which $30 million has been paid and the remaining $53.5 million will be due within 21 business days after all appellate rights are exhausted, the timing of which is uncertain. We currently expect the payment to occur no earlier than mid-2025. In addition, in January 2025, the Company entered into a settlement of its Bumpus (TCPA) litigation pursuant to which it will pay $20 million, subject to preliminary and final approval of the court. See Note 15, "Commitments and Contingencies", to the Consolidated Financial Statements for more information.

As further described in Note 15, "Commitments and Contingencies—Litigation—Cendant Corporate Liabilities and Legacy Tax Matter", the California Office of Tax Appeals has declined the Company's petition for a rehearing of its legacy tax matter, and the tax assessment, which as of December 31, 2024 is accrued at $40 million, is anticipated to become payable when Avis Budget Group receives notice from California which could be as early as first quarter of 2025, even if the Company seeks further judicial relief.

Our material cash requirements from known contractual and other obligations as of December 31, 2024, were as follows:

Debt Obligations (including Interest Payments). As of December 31, 2024, the principal amount of our total short-term and long-term debt was $2,540 million, which includes:

- $2,050 million of fixed interest rate debt with a weighted average interest rate of 4.95%; and
- $490 million of variable interest rate debt under our Revolving Credit Facility.

At December 31, 2024, the interest rate on the outstanding amounts under our Revolving Credit Facility was 6.18%, which is based on Term Secured Overnight Financing Rate ("SOFR") plus a 10 basis point credit spread adjustment plus an additional margin subject to adjustment based on our current senior secured leverage ratio. From time to time, the Company may utilize interest rate swap arrangements to manage our exposure to changes in interest rates associated with our variable interest rate debt, but no such arrangements were in place as of December 31, 2024.

Based on our debt profile as of December 31, 2024, we expect to pay approximately $130 million in cash interest payments in 2025 to service our fixed and variable rate debt which will fluctuate based on the then-applicable interest rate and amounts outstanding. The maturity date of the Revolving Credit Facility is July 27, 2027; however, may spring forward to March 16, 2026 if the 0.25% Exchangeable Senior Notes have not been extended, refinanced or replaced to have a maturity date after October 26, 2027 (or are not otherwise discharged, defeased or repaid by March 16, 2026). As of December 31, 2024, no principal payments on our debt are due in 2025. See Note 9, "Short and Long-Term Debt", to the Consolidated Financial Statements for additional information regarding our debt.

Leases. As of December 31, 2024, we had approximately $453 million of future lease payments with $126 million of payments due in 2025. See Note 6, "Leases", to the Consolidated Financial Statements for additional information regarding our lease obligations.

Purchase Commitments. As of December 31, 2024, we had $61 million related to purchase commitments due in 2025 and $247 million thereafter, approximately 85% of which relates to the minimum licensing fees we are required to pay to the owners of the two brands we do not own under 50-year license agreements. See Note 15, "Commitments and Contingencies", to the Consolidated Financial Statements for additional information regarding our purchase obligations.

Minority-Owned Joint Ventures. We have multiple unconsolidated joint ventures and equity in earnings or losses related to the financial results of unconsolidated joint ventures are recorded on the "Equity in (earnings) losses of unconsolidated entities" line in the accompanying Consolidated Statements of Operations (and accordingly impact Operating EBITDA) but are not reported as revenue. We may, from time to time, elect or commit to make investments in existing and future unconsolidated joint ventures. See Note 4, "Equity Method Investments", to the Consolidated Financial Statements for additional information regarding our unconsolidated joint ventures.

Other material factors that may impact our liquidity, include, but are not limited to, the following:

Market and Macroeconomic Conditions. Our earnings have significantly decreased since mid-2022. This decline has been driven by the rapid downturn in the residential real estate market and has resulted in a substantial increase in our net debt leverage ratio. If the residential real estate market or the economy as a whole does not improve or further weakens, our business, financial condition and liquidity are likely to continue to be adversely affected. In particular, we may experience higher leverage as a result of lower earnings and/or increased borrowing under our Revolving Credit Facility, and our ability to access capital, grow our business and return capital to stockholders may be adversely impacted.

Material Litigation. We are a party to certain material litigation as described in Note 15, "Commitments and Contingencies—Litigation", to the Consolidated Financial Statements. We dispute the allegations against the Company in each of these matters, believe we have substantial defenses against plaintiffs' claims and are vigorously defending these actions, however it is not feasible to predict the ultimate outcome of litigation. From time to time, even if the Company believes it has substantial defenses, it may consider litigation settlements based on a variety of circumstances, including in the instances noted on the prior page with respect to the Burnett, Moehrl and Nosalek antitrust class action litigation and Bumpus (TCPA) litigation. Adverse outcomes in material litigation could have a material adverse effect, individually or in the aggregate, on our business, results of operations and financial condition, in particular with respect to liquidity.

Seasonality. Historically, operating results and revenues for all of our businesses have been strongest in the second and third quarters of the calendar year. A significant portion of the expenses we incur in our real estate brokerage operations are related to marketing activities and commissions and therefore, are variable. However, many of our other expenses, such as interest payments, facilities costs and certain personnel-related costs, are fixed and cannot be reduced during the seasonal fluctuations in the business. Consequently, our need to borrow under the Revolving Credit Facility and corresponding debt balances are generally at their highest levels at or around the end of the first quarter of every year but a continued downturn in the residential real estate market or other factors impacting our liquidity could require us to incur additional borrowings under the Revolving Credit Facility.

Cash Flows

Year ended December 31, 2024 vs. Year ended December 31, 2023

At December 31, 2024, we had $124 million of cash, cash equivalents and restricted cash, an increase of $5 million compared to the balance of $119 million at December 31, 2023. The following table summarizes our cash flows for the years ended December 31, 2024 and 2023:

| | Year Ended December 31, | | |
	2024	2023	Change
Cash provided by (used in):			
Operating activities	$ 104	$ 187	$ (83)
Investing activities	(77)	(59)	(18)
Financing activities	(21)	(227)	206
Effects of change in exchange rates on cash, cash equivalents and restricted cash	(1)	—	(1)
Net change in cash, cash equivalents and restricted cash	$ 5	$ (99)	$ 104

For the year ended December 31, 2024, $83 million less cash was provided by operating activities compared to the same period in 2023 principally due to:

- $177 million less cash provided by the net change in relocation and trade receivables due to timing;
- $18 million more cash used for accounts payable, accrued expenses and other liabilities primarily related to payments of previously accrued legal matters; and
- $12 million less cash used for other assets primarily due to prepaid contracts,

partially offset by $133 million more cash provided by operating results.

For the year ended December 31, 2024, $18 million less cash was provided by investing activities compared to the same period in 2023 primarily due to the absence in 2024 of $8 million of proceeds from the sale of business in 2023 and $6 million of proceeds received from investments in 2023, as well as $6 million less cash used for property and equipment additions.

For the year ended December 31, 2024, $21 million of cash was used in financing activities compared to $227 million of cash used in financing activities during the same period in 2023. For the year ended December 31, 2024, $21 million of cash was used in financing activities primarily due to:

- $213 million of net cash paid related to the repayment of Term Loan A Facility and repurchases of Unsecured Notes in the third quarter of 2024;
- $23 million of other financing payments primarily related to contracts and finance leases; and
- $12 million of quarterly amortization payments on the term loan facilities,

partially offset by:

- $205 million of additional borrowings under the Revolving Credit Facility; and
- $25 million net increase in securitization borrowings.

For the year ended December 31, 2023, $227 million of cash was used in financing activities as follows:

- $65 million repayment of borrowings under the Revolving Credit Facility;
- $63 million of net cash paid related to the debt exchange transactions and open market purchases in the third quarter of 2023;
- $48 million net decrease in securitization borrowings;
- $31 million of other financing payments primarily related to finance leases and contracts; and
- $16 million of quarterly amortization payments on the term loan facilities.

Financial Obligations

See Note 9, "Short and Long-Term Debt", to the Consolidated Financial Statements, for additional information on the Company's indebtedness as of December 31, 2024.

Covenants under the Senior Secured Credit Facility and Indentures; Events of Default

The Senior Secured Credit Agreement and the indentures governing the Unsecured Notes and 7.00% Senior Secured Second Lien Notes contain various covenants that limit (subject to certain exceptions) Anywhere Group's ability to, among other things:

- incur or guarantee additional debt or issue disqualified stock or preferred stock;
- pay dividends or make distributions to Anywhere Group's stockholders, including Anywhere;
- repurchase or redeem capital stock;
- make loans, investments or acquisitions;
- incur restrictions on the ability of certain of Anywhere Group's subsidiaries to pay dividends or to make other payments to Anywhere Group;
- enter into transactions with affiliates;
- create liens;
- merge or consolidate with other companies or transfer all or substantially all of Anywhere Group's and its material subsidiaries' assets;
- transfer or sell assets, including capital stock of subsidiaries; and
- prepay, redeem or repurchase subordinated indebtedness.

As a result of the covenants to which we remain subject, we are limited in the manner in which we conduct our business and we may be unable to engage in favorable business activities or finance future operations or capital needs. In addition, the Senior Secured Credit Agreement requires us to maintain a senior secured leverage ratio.

Senior Secured Leverage Ratio applicable to our Senior Secured Credit Facility

The senior secured leverage ratio is tested quarterly and may not exceed 4.75 to 1.00. The senior secured leverage ratio is measured by dividing Anywhere Group's total senior secured net debt by the trailing twelve-month EBITDA calculated on a Pro Forma Basis, as those terms are defined in the Senior Secured Credit Agreement. Total senior secured net debt does not include the 7.00% Senior Secured Second Lien Notes, our unsecured indebtedness, including the Unsecured Notes and Exchangeable Senior Notes, or the securitization obligations. EBITDA calculated on a Pro Forma Basis, as defined in the Senior Secured Credit Agreement, includes adjustments for restructuring, retention and disposition costs, former parent legacy cost (benefit) items, net, loss (gain) on the early extinguishment of debt, stock-based compensation expense, non-cash charges, extraordinary, nonrecurring or unusual items and incremental securitization interest costs, as well as pro forma cost savings for restructuring initiatives, the pro forma effect of business optimization initiatives and the pro forma effect of acquisitions and new franchisees, in each case calculated as of the beginning of the twelve-month period. The Company was in compliance with the senior secured leverage ratio covenant at December 31, 2024.

See Note 9, "Short and Long-Term Debt—Unsecured Notes", to the Consolidated Financial Statements for additional information.

Events of Default

Certain events would constitute an event of default under the Senior Secured Credit Facility as well as the indentures governing the 7.00% Senior Secured Second Lien Notes, Unsecured Notes and Exchangeable Senior Notes. Such events of default include, without limitation, nonpayment of principal or interest, insolvency, bankruptcy, nonpayment of certain material judgments, change of control, and cross-events of default on material indebtedness as well as, under the Senior Secured Credit Facility, material misrepresentations, failure to comply with the senior secured leverage ratio covenant and failure to obtain an unqualified audit opinion by 90 days after the end of any fiscal year. If such an event of default were to occur and the Company failed to obtain a waiver from the applicable lenders or holders of the 7.00% Senior Secured Second Lien Notes, Unsecured Notes or Exchangeable Senior Notes, our financial condition, results of operations and business would be materially adversely affected.

Non-GAAP Financial Measures

The SEC has adopted rules to regulate the use in filings with the SEC and in public disclosures of "non-GAAP financial measures". These measures are derived on the basis of methodologies other than in accordance with GAAP.

Operating EBITDA is our primary non-GAAP measure. Operating EBITDA is defined as net income (loss) adjusted for depreciation and amortization, interest expense, net (excluding relocation services interest for securitization assets and securitization obligations), income taxes, and certain non-core items. Operating EBITDA Margin is defined as Operating EBITDA as a percentage of revenues.

Prior to December 31, 2024, non-core items included restructuring charges, impairments, former parent legacy items, gains or losses on the early extinguishment of debt, and gains or losses on discontinued operations or the sale of businesses, investments or other assets. Effective December 31, 2024, we updated our definition of Operating EBITDA to include adjustments for non-cash stock-based compensation and legal contingencies unrelated to normal operations which currently includes industry-wide antitrust lawsuits and class action lawsuits to conform with similar adjustments and measures disclosed by industry competitors. The adjustment for stock-based compensation reflect non-cash expenses that are based on grant date fair value, which is influenced by the Company's stock price, and recognized over the requisite service period. The adjustment for legal contingencies excludes cases that are part of our normal operating activities and legal expenses incurred in the ordinary course of business.

Our updated definition of Operating EBITDA includes adjustments for non-core items that include non-cash stock-based compensation, restructuring charges, impairments, former parent legacy items, legal contingencies unrelated to normal operations which currently includes industry-wide antitrust lawsuits and class action lawsuits, gains or losses on the early extinguishment of debt, and gains or losses on discontinued operations or the sale of businesses, investments or other assets. These changes have been applied retrospectively to prior periods to enhance comparability. These changes have an immaterial impact on the segment profitability measure, with no significant effect on trends or comparability between periods. We believe this updated Operating EBITDA better facilitates comparisons of operating performance across companies, however our presentation of Operating EBITDA may not fully align with similar measures employed by other companies.

We present Operating EBITDA because we believe it is useful as a supplemental measure in evaluating the performance of our operating businesses and provides greater transparency into our results of operations. Our management, including our chief operating decision maker, uses Operating EBITDA as a factor in evaluating the performance of our business. Operating EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations data prepared in accordance with GAAP.

We believe Operating EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations in capital structures (affecting net interest expense), taxation, the age and book depreciation of facilities (affecting relative depreciation expense) and the amortization of intangibles, as well as other items that are not core to the operating activities of the Company, which may vary for different companies for reasons unrelated to operating performance. We further believe that Operating EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present an Operating EBITDA measure when reporting their results.

Operating EBITDA has limitations as an analytical tool, and you should not consider Operating EBITDA either in isolation or as a substitute for analyzing our results as reported under GAAP. Some of these limitations are:

- this measure does not reflect changes in, or cash required for, our working capital needs;
- this measure does not reflect our interest expense (except for interest related to our securitization obligations), or the cash requirements necessary to service interest or principal payments on our debt;
- this measure does not reflect our income tax expense or the cash requirements to pay our taxes;
- this measure does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;
- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often require replacement in the future, and this measure does not reflect any cash requirements for such replacements; and
- other companies may calculate this measure differently so they may not be comparable.

See above under the header "Results of Operations—Year Ended December 31, 2024 vs. Year Ended December 31, 2023" for reconciliations of Net income (loss) attributable to Anywhere and Anywhere Group to Operating EBITDA.

Critical Accounting Estimates

The preparation of our consolidated financial statements in accordance with generally accepted accounting principles in the United States ("GAAP") requires us to make significant estimates and assumptions that affect the reported amounts in the consolidated financial statements and related notes. Several of the estimates and assumptions we are required to make relate to matters that are inherently uncertain as they pertain to future events. We use our best judgment when measuring these estimates and routinely review our accounting policies and assumptions. However, actual results could differ from our estimates and assumptions and any such differences could be material to our consolidated financial statements. We consider the following critical accounting estimates to involve subjective and complex judgments that could potentially affect reported results. Refer to Note 2, "Summary of Significant Accounting Policies", of the consolidated financial statements for a discussion of all our significant accounting policies.

Impairment of goodwill and other indefinite-lived intangible assets

Goodwill and other indefinite-lived intangible assets are subject to an impairment assessment annually as of October 1, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. The impairment assessment is performed at the reporting unit level which includes Owned Brokerage Group, franchise services (reported within the Franchise Group reportable segment), Title Group and Cartus (reported within the Franchise Group reportable segment). This assessment compares the carrying value of each reporting unit and the carrying value of each other indefinite lived intangible asset to their respective fair values and, when appropriate the carrying value is reduced to fair value and an impairment charge for the excess is recorded on a separate line in the Consolidated Statements of Operations.

In testing goodwill, the fair value of each reporting unit is estimated using the income approach, a discounted cash flow method. For the other indefinite lived intangible assets, fair value is estimated using the relief from royalty method. Management utilizes long-term cash flow forecasts and the Company's annual operating plans adjusted for terminal value assumptions. The fair value of the Company's reporting units and other indefinite lived intangible assets is determined utilizing the best estimate of future revenues, operating expenses including commission expense, market and general economic conditions, trends in the industry, as well as assumptions that management believes marketplace participants would utilize. These assumptions include discount rates based on the Company's best estimate of the weighted average cost of capital, long-term growth rates based on the Company's best estimate of terminal growth rates, and trademark royalty rates which are determined by reviewing similar trademark agreements with third parties.

Although management believes that assumptions are reasonable, actual results may vary significantly. These impairment assessments involve the use of accounting estimates and assumptions, changes in which could materially impact our financial condition or operating performance if actual results differ from such estimates and assumptions. Furthermore, significant negative industry or economic trends, disruptions to our business, unexpected significant changes or planned changes in use of the assets, a decrease in our business results, growth rates that fall below our assumptions, divestitures, and a sustained decline in our stock price and market capitalization may have a negative effect on the fair values and key valuation assumptions. Such changes could result in changes to our estimates of our fair value and a material impairment of goodwill or other indefinite-lived intangible assets. To address this uncertainty, a sensitivity analysis is performed on key estimates and assumptions.

Based upon the impairment analysis performed in the fourth quarter of 2024, there was no impairment of goodwill or other indefinite-lived intangible assets for the year ended December 31, 2024. Management evaluated the effect of lowering the estimated fair value by 10% and determined that, with the exception of the Cartus reporting unit, no impairment of goodwill would have been recognized under this evaluation for 2024. The Cartus reporting unit's fair value exceeded its carrying value by approximately 9%. While the trademarks at Brokerage Group and Title Group have a fair value in excess of 10% of their respective carrying values, trademarks at Franchise Group and Cartus have little to no excess fair value over carrying value. The fair value of trademarks is determined using the relief from royalty method which exhibits sensitivity to variations in projected revenues.

Income taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Our provision for income taxes is based on domestic and international statutory income tax rates in the jurisdictions in which we operate. Significant judgment is required in determining income tax provisions as well as deferred tax asset and liability balances, including the estimation of valuation allowances and the evaluation of tax positions.

Net deferred tax assets and liabilities are primarily comprised of temporary differences, net operating loss carryforwards and tax credit carryforwards that are available to reduce taxable income in future periods. The determination of the amount of valuation allowance to be provided on deferred tax assets involves estimates regarding (1) the timing and amount of the reversal of taxable temporary differences, (2) expected future taxable income, and (3) the impact of tax planning strategies.

Significant judgment is required in determining income tax provisions and in evaluating tax positions. We establish additional reserves for income taxes when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum recognition threshold. The approach for evaluating certain and uncertain tax positions is defined by the authoritative guidance and this guidance determines when a tax position is more likely than not to be sustained upon examination by the applicable taxing authority. In the normal course of business, the Company and its subsidiaries are examined by various federal, state and foreign tax authorities. We regularly assess the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known.

Recently Issued Accounting Pronouncements

See Note 2, "Summary of Significant Accounting Policies", to the Consolidated Financial Statements for a discussion of recently issued accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risks.

We are exposed to market risk from changes in interest rates primarily through our senior secured debt. At December 31, 2024, our primary interest rate exposure was to interest rate fluctuations, specifically SOFR, due to its impact on our borrowings under the Revolving Credit Facility. We do not have significant exposure to foreign currency risk, nor do we expect to have significant exposure to foreign currency risk in the foreseeable future.

We assess our market risk based on changes in interest rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential impact on earnings, fair values and cash flows based on a hypothetical change (increase and decrease) in interest rates. We exclude the fair values of relocation receivables and advances and securitization borrowings from our sensitivity analysis because we believe the interest rate risk on these assets and liabilities is mitigated as the rate we earn on relocation receivables and advances and the rate we incur on our securitization borrowings are based on similar variable indices.

At December 31, 2024, we had variable interest rate debt outstanding under our Revolving Credit Facility of $490 million. The interest rate with respect to the Revolving Credit Facility was 6.18% at December 31, 2024, which is based on Term SOFR plus a 10 basis point credit spread adjustment plus an additional margin subject to adjustment based on the current senior secured leverage ratio. Based on the December 31, 2024 senior secured leverage ratio, the margin was 1.75%. At December 31, 2024, the one-month SOFR was 4.33%; therefore, we have estimated that a 0.25% increase in SOFR would have an approximately $1 million impact on our annual interest expense.

Item 8. Financial Statements and Supplementary Data.

See "Index to Financial Statements" on page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

Controls and Procedures for Anywhere Real Estate Inc.

(a) Anywhere Real Estate Inc. ("Anywhere") maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the periods specified in the rules and forms of the Securities and Exchange Commission and that such information is accumulated and communicated to its management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Anywhere's management, including the Chief Executive Officer and the Chief

Financial Officer, recognizes that any set of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

(b) As of the end of the period covered by this Annual Report on Form 10-K, Anywhere has carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that Anywhere's disclosure controls and procedures are effective at the "reasonable assurance" level.

(c) There has not been any change in Anywhere's internal control over financial reporting during the period covered by this Annual Report on Form 10-K that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting for Anywhere Real Estate Inc.

Anywhere's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Anywhere's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Anywhere's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of Anywhere's assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Anywhere's management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Anywhere's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Anywhere's internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 Internal Control-Integrated Framework. Based on this assessment, management determined that Anywhere maintained effective internal control over financial reporting as of December 31, 2024.

Auditor Report on the Effectiveness of Anywhere Real Estate Inc.'s Internal Control Over Financial Reporting

PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report, has issued an attestation report on the effectiveness of Anywhere's internal control over financial reporting, which is included within their audit opinion on page F-2.

* * *

Controls and Procedures for Anywhere Real Estate Group LLC

(a) Anywhere Real Estate Group LLC ("Anywhere Group") maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the periods specified in the rules and forms of the Securities and Exchange Commission and that such information is accumulated and communicated to its management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Anywhere Group's management, including the Chief Executive Officer and the Chief Financial Officer, recognizes that any set of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

(b) As of the end of the period covered by this Annual Report on Form 10-K, Anywhere Group has carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that Anywhere Group's disclosure controls and procedures are effective at the "reasonable assurance" level.

(c) There has not been any change in Anywhere Group's internal control over financial reporting during the period covered by this Annual Report on Form 10-K that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting for Anywhere Real Estate Group LLC

Anywhere Group's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Anywhere Group's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Anywhere Group's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of Anywhere Group's assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Anywhere Group's management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Anywhere Group's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Anywhere Group's internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 Internal Control-Integrated Framework. Based on this assessment, management determined that Anywhere Group maintained effective internal control over financial reporting as of December 31, 2024.

Auditor Report on the Effectiveness of Anywhere Real Estate Group LLC's Internal Control Over Financial Reporting

PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report, has issued an attestation report on the effectiveness of Anywhere Group's internal control over financial reporting, which is included within their audit opinion on page F-5.

Item 9B. Other Information.

Securities Trading Plans of Directors and Executive Officers

During the three months ended December 31, 2024, there were no Rule 10b5-1 plans or non-Rule 10b5-1 trading arrangements adopted, modified or terminated by any director or officer of the Company.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Identification of Directors

The information required by this item is included in the Proxy Statement under the caption "Proposal 1: Election of Directors" and is incorporated by reference to this Annual Report.

Identification of Executive Officers

The information relating to executive officers required by this item is included herein in Part I under the caption "Information about our Executive Officers."

Code of Ethics

The information required by this item is included in the Proxy Statement under the caption "Code of Business Conduct and Ethics" and is incorporated by reference to this Annual Report.

Corporate Governance

The information required by this item is included in the Proxy Statement under the caption "Corporate Governance" and is incorporated by reference to this Annual Report.

Insider Trading Policy

The information required by this item is included in the Proxy Statement under the caption "Insider Trading Policies and Processes" and is incorporated by reference to this Annual Report.

Item 11. Executive Compensation.

The information required by this item is included in the Proxy Statement under the captions "Corporate Governance—Compensation of Independent Directors," "Corporate Governance—Committees of the Board" and "Executive Compensation" and is incorporated by reference to this Annual Report.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Securities Authorized for Issuance Under Equity Compensation Plans

The information required by this item relating to securities authorized for issuance under equity compensation plans is included in the Proxy Statement under the caption "Proposal 4. Approval of the Third Amended & Restated 2018 Long-Term Incentive Plan" and is incorporated by reference to this Annual Report.

The remaining information required by this item is included in the Proxy Statement under the caption "Corporate Governance—Ownership of Our Common Stock" and is incorporated by reference to this Annual Report.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is included in the Proxy Statement under the captions "Corporate Governance—Director Independence and —Related Person Transactions" and is incorporated by reference to this Annual Report.

Item 14. Principal Accounting Fees and Services.

The information required by this item is included in the Proxy Statement under the captions "Disclosure About Fees" and "Pre-Approval of Audit and Non-Audit Services" under the section entitled "Proposal 6: Ratification of the Appointment of the Independent Registered Public Accounting Firm" and is incorporated by reference to this Annual Report.

PART IV

Item 15. Exhibits, Financial Statements and Schedules.

(A)(1) and (2) Financial Statements

The consolidated financial statements of the registrants listed in the "Index to Financial Statements" on page F-1 together with the reports of PricewaterhouseCoopers LLP (PCAOB ID 238), independent auditors, are filed as part of this Annual Report.

(A)(3) Exhibits

See Index to Exhibits.

The agreements included or incorporated by reference as exhibits to this Annual Report contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of "materiality" that are different from "materiality" under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement. We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Annual Report not misleading.

(A)(4) Consolidated Financial Statement Schedules

Schedule II—Valuation and Qualifying Accounts for the years ended December 31, 2024, 2023 and 2022:

(in millions)				Additions						
Description		**Balance at Beginning of Period**		**Charged to Costs and Expenses**		**Charged to Other Accounts**		**Deductions**		**Balance at End of Period**
Allowance for doubtful accounts (a)										
Year ended December 31, 2024		$	18	$	4	$	—	$	(5)	$	17
Year ended December 31, 2023			12		8		—		(2)		18
Year ended December 31, 2022			11		2		—		(1)		12
Deferred tax asset valuation allowance										
Year ended December 31, 2024		$	25	$	26	$	—	$	—	$	51
Year ended December 31, 2023			20		5		—		—		25
Year ended December 31, 2022			20		—		—		—		20

_____

(a)   The deduction column represents uncollectible accounts written off, net of recoveries from Trade receivables, in the Consolidated Balance Sheets.

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 15(d) of the Securities Exchange Act of 1934, the registrants have duly caused this Annual Report on Form 10-K to be signed on their behalf by the undersigned, thereunto duly authorized, on February 25, 2025.

ANYWHERE REAL ESTATE INC.

and

ANYWHERE REAL ESTATE GROUP LLC

(Registrants)

By: /s/ RYAN M. SCHNEIDER

Name: Ryan M. Schneider

Title: Chief Executive Officer and President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ryan M. Schneider, Charlotte C. Simonelli and Marilyn J. Wasser, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead, in any and all capacities, to do any and all things and execute any and all instruments that such attorney may deem necessary or advisable under the Securities Exchange Act of 1934 and any rules, regulations and requirements of the U.S. Securities and Exchange Commission in connection with this Annual Report on Form 10-K and any and all amendments hereto, as fully and for all intents and purposes as he or she might do or could do in person, and hereby ratifies and confirms all said attorneys-in-fact and agents, each acting alone, and his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed below by the following persons in the capacities and on the dates indicated below on behalf of each of the Registrants.

Name	Title	Date
/s/ RYAN M. SCHNEIDER **Ryan M. Schneider**	Chief Executive Officer, President and Director (Principal Executive Officer)	February 25, 2025
/s/ CHARLOTTE C. SIMONELLI **Charlotte C. Simonelli**	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	February 25, 2025
/s/ TIMOTHY B. GUSTAVSON **Timothy B. Gustavson**	Senior Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)	February 25, 2025
/s/ MICHAEL J. WILLIAMS **Michael J. Williams**	Chairman of the Board of Directors of Anywhere Real Estate Inc. and Manager of Anywhere Real Estate Group LLC	February 25, 2025
/s/ FIONA P. DIAS **Fiona P. Dias**	Director of Anywhere Real Estate Inc. and Manager of Anywhere Real Estate Group LLC	February 25, 2025

71

/s/ MATTHEW J. ESPE	Director of Anywhere Real Estate Inc. and Manager of Anywhere Real Estate Group LLC	February 25, 2025
Matthew J. Espe		
/s/ V. ANN HAILEY	Director of Anywhere Real Estate Inc. and Manager of Anywhere Real Estate Group LLC	February 25, 2025
V. Ann Hailey		
/s/ BRYSON KOEHLER	Director of Anywhere Real Estate Inc. and Manager of Anywhere Real Estate Group LLC	February 25, 2025
Bryson Koehler		
/s/ JOSEPH LENZ	Director of Anywhere Real Estate Inc. and Manager of Anywhere Real Estate Group LLC	February 25, 2025
Joseph Lenz		
/s/ DUNCAN L. NIEDERAUER	Director of Anywhere Real Estate Inc. and Manager of Anywhere Real Estate Group LLC	February 25, 2025
Duncan L. Niederauer		
/s/ EGBERT L.J. PERRY	Director of Anywhere Real Estate Inc. and Manager of Anywhere Real Estate Group LLC	February 25, 2025
Egbert L.J. Perry		
/s/ ENRIQUE SILVA	Director of Anywhere Real Estate Inc. and Manager of Anywhere Real Estate Group LLC	February 25, 2025
Enrique Silva		
/s/ SHERRY M. SMITH	Director of Anywhere Real Estate Inc. and Manager of Anywhere Real Estate Group LLC	February 25, 2025
Sherry M. Smith		
/s/ CHRISTOPHER S. TERRILL	Director of Anywhere Real Estate Inc. and Manager of Anywhere Real Estate Group LLC	February 25, 2025
Christopher S. Terrill		
/s/ FELICIA WILLIAMS	Director of Anywhere Real Estate Inc. and Manager of Anywhere Real Estate Group LLC	February 25, 2025
Felicia Williams		

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Anywhere Real Estate Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Anywhere Real Estate Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations and of comprehensive loss, and the consolidated statements of equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes and schedule of valuation and qualifying accounts for each of the three years in the period ended December 31, 2024 appearing under Item 15(A)(4) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting for Anywhere Real Estate Inc. appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Annual Goodwill Impairment Assessment—Cartus Reporting Unit

As described in Notes 2 and 7 to the consolidated financial statements, the Company's consolidated goodwill balance was $2,499 million as of December 31, 2024, a portion of which related to the Cartus reporting unit within the Franchise Group segment. Management conducts an impairment assessment annually as of October 1, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. This assessment compares the carrying value of each reporting unit to their respective fair values and, when appropriate, the carrying value is reduced to fair value. The fair value of each reporting unit is estimated using the discounted cash flow method under the income approach. The fair value of the Company's reporting units is determined utilizing the best estimate of future revenues, operating expenses, market and general economic conditions, trends in the industry, as well as assumptions that management believes marketplace participants would utilize including discount rates, cost of capital, and long-term growth rates.

The principal considerations for our determination that performing procedures relating to the annual goodwill impairment assessment of the Cartus reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to future revenues, certain operating expenses, and discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's annual goodwill impairment assessment, including controls over the valuation of the Cartus reporting unit. These procedures also included, among others (i) testing management's process for developing the fair value estimate of the Cartus reporting unit; (ii) evaluating the appropriateness of the discounted cash flow method used by management; (iii) testing the completeness and accuracy of the underlying data used by management in the discounted cash flow method; and (iv) evaluating the significant assumptions used by management related to future revenues, certain operating expenses, and discount rate. Evaluating management's assumptions related to future revenues and certain operating expenses involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit; (ii) the consistency with external market and industry data; and (iii) the consistency with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow method and (ii) the reasonableness of the discount rate assumption.

Annual Indefinite-Lived Asset Impairment Assessment—Franchise Trademarks Intangible Asset

As described in Notes 2 and 7 to the consolidated financial statements, the Company's consolidated indefinite-lived intangible assets balance was $614 million as of December 31, 2024, including trademark intangible assets of $584 million, a significant portion of which relates to the franchise trademarks intangible asset. Management conducts an impairment assessment annually as of October 1, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. This assessment compares the carrying values of each of the other indefinite lived intangible assets to their respective fair values and, when appropriate, the carrying value is reduced to fair value. The fair value of each indefinite-lived intangible asset is estimated using the relief from royalty method. The fair value of the Company's indefinite lived intangible assets are determined utilizing the best estimate of future revenues, market and general economic conditions, trends in the industry, as well as assumptions that management believes marketplace participants would utilize including discount rates, cost of capital, trademark royalty rates, and long-term growth rates.

The principal considerations for our determination that performing procedures relating to the impairment assessment of the franchise trademarks intangible asset is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the franchise trademarks intangible asset; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to future revenues and discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's annual trademarks intangible asset impairment assessment, including controls over the valuation of the franchise trademarks intangible asset. These procedures also included, among others (i) testing management's process for developing the fair value estimate of the franchise trademarks intangible asset; (ii) evaluating the appropriateness of the relief from royalty method used by management; (iii) testing the completeness and accuracy of the underlying data used by management in the relief from royalty method; and (iv) evaluating the significant assumptions used by management related to future revenues and discount rate. Evaluating management's assumption related to future revenues involved evaluating whether the assumption used by management was reasonable considering (i) the current and past performance of the business associated with the trademark; (ii) the consistency with external market and industry data; and (iii) the consistency with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the relief from royalty method and (ii) the reasonableness of the discount rate assumption.

/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
February 25, 2025

We have served as the Company's auditor since 2009.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Anywhere Real Estate Group LLC

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Anywhere Real Estate Group LLC and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations and of comprehensive loss, and the consolidated statements of cash flows for each of the three years in the period ended December 31, 2024, including the related notes and schedule of valuation and qualifying accounts for each of the three years in the period ended December 31, 2024 appearing under Item 15(A)(4) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting for Anywhere Real Estate Group LLC appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Annual Goodwill Impairment Assessment—Cartus Reporting Unit

As described in Notes 2 and 7 to the consolidated financial statements, the Company's consolidated goodwill balance was $2,499 million as of December 31, 2024, a portion of which related to the Cartus reporting unit within the Franchise Group segment. Management conducts an impairment assessment annually as of October 1, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. This assessment compares the carrying value of each reporting unit to their respective fair values and, when appropriate, the carrying value is reduced to fair value. The fair value of each reporting unit is estimated using the discounted cash flow method under the income approach. The fair value of the Company's reporting units is determined utilizing the best estimate of future revenues, operating expenses, market and general economic conditions, trends in the industry, as well as assumptions that management believes marketplace participants would utilize including discount rates, cost of capital, and long-term growth rates.

The principal considerations for our determination that performing procedures relating to the annual goodwill impairment assessment of the Cartus reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to future revenues, certain operating expenses, and discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's annual goodwill impairment assessment, including controls over the valuation of the Cartus reporting unit. These procedures also included, among others (i) testing management's process for developing the fair value estimate of the Cartus reporting unit; (ii) evaluating the appropriateness of the discounted cash flow method used by management; (iii) testing the completeness and accuracy of the underlying data used by management in the discounted cash flow method; and (iv) evaluating the significant assumptions used by management related to future revenues, certain operating expenses, and discount rate. Evaluating management's assumptions related to future revenues and certain operating expenses involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit; (ii) the consistency with external market and industry data; and (iii) the consistency with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow method and (ii) the reasonableness of the discount rate assumption.

Annual Indefinite-Lived Asset Impairment Assessment—Franchise Trademarks Intangible Asset

As described in Notes 2 and 7 to the consolidated financial statements, the Company's consolidated indefinite-lived intangible assets balance was $614 million as of December 31, 2024, including trademark intangible assets of $584 million, a significant portion of which relates to the franchise trademarks intangible asset. Management conducts an impairment assessment annually as of October 1, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. This assessment compares the carrying values of each of the other indefinite lived intangible assets to their respective fair values and, when appropriate, the carrying value is reduced to fair value. The fair value of each indefinite-lived intangible asset is estimated using the relief from royalty method. The fair value of the Company's indefinite lived intangible assets are determined utilizing the best estimate of future revenues, market and general economic conditions, trends in the industry, as well as assumptions that management believes marketplace participants would utilize including discount rates, cost of capital, trademark royalty rates, and long-term growth rates.

The principal considerations for our determination that performing procedures relating to the impairment assessment of the franchise trademarks intangible asset is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the franchise trademarks intangible asset; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to future revenues and discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's annual trademarks intangible asset impairment assessment, including controls over the valuation of the franchise trademarks intangible asset. These procedures also included, among others (i) testing management's process for developing the fair value estimate of the franchise trademarks intangible asset; (ii) evaluating the appropriateness of the relief from royalty method used by management; (iii) testing the completeness and accuracy of the underlying data used by management in the relief from royalty method; and (iv) evaluating the significant assumptions used by management related to future revenues and discount rate. Evaluating management's assumption related to future revenues involved evaluating whether the assumption used by management was reasonable considering (i) the current and past performance of the business associated with the trademark; (ii) the consistency with external market and industry data; and (iii) the consistency with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the relief from royalty method and (ii) the reasonableness of the discount rate assumption.

/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
February 25, 2025

We have served as the Company's auditor since 2009.

ANYWHERE REAL ESTATE INC. AND ANYWHERE REAL ESTATE GROUP LLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share data)

	Year Ended December 31,		
	2024	**2023**	**2022**
Revenues			
Gross commission income	$ 4,629	$ 4,570	$ 5,538
Service revenue	574	569	793
Franchise fees	356	351	417
Other	133	146	160
Net revenues	5,692	5,636	6,908
Expenses			
Commission and other agent-related costs	3,718	3,664	4,415
Operating	1,125	1,147	1,377
Marketing	195	215	252
General and administrative	392	422	388
Former parent legacy cost, net	2	18	1
Restructuring costs, net	32	49	32
Impairments	20	65	483
Depreciation and amortization	198	196	214
Interest expense, net	153	151	113
(Gain) loss on the early extinguishment of debt	(7)	(169)	96
Other income, net	—	—	(140)
Total expenses	5,828	5,758	7,231
Loss before income taxes, equity in (earnings) losses and noncontrolling interests	(136)	(122)	(323)
Income tax benefit	(2)	(15)	(68)
Equity in (earnings) losses of unconsolidated entities	(7)	(9)	28
Net loss	(127)	(98)	(283)
Less: Net (income) loss attributable to noncontrolling interests	(1)	1	(4)
Net loss attributable to Anywhere and Anywhere Group	$ (128)	$ (97)	$ (287)
Loss per share attributable to Anywhere shareholders:			
Basic loss per share	$ (1.15)	$ (0.88)	$ (2.52)
Diluted loss per share	$ (1.15)	$ (0.88)	$ (2.52)
Weighted average common and common equivalent shares of Anywhere outstanding:			
Basic	111.1	110.3	113.8
Diluted	111.1	110.3	113.8

See Notes to Consolidated Financial Statements.

ANYWHERE REAL ESTATE INC. AND ANYWHERE REAL ESTATE GROUP LLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In millions)

| | Year Ended December 31, | | |
	2024	2023	2022
Net loss	$ (127)	$ (98)	$ (283)
Currency translation adjustment	(1)	—	—
Defined Benefit Plans:			
Actuarial gain for the plans	3	2	1
Less: amortization of actuarial gain (loss) to periodic pension cost	(2)	(3)	(2)
Defined benefit plans	5	5	3
Other comprehensive income, before tax	4	5	3
Income tax expense related to items of other comprehensive income	2	1	1
Other comprehensive income, net of tax	2	4	2
Comprehensive loss	(125)	(94)	(281)
Less: comprehensive (income) loss attributable to noncontrolling interests	(1)	1	(4)
Comprehensive loss attributable to Anywhere and Anywhere Group	$ (126)	$ (93)	$ (285)

See Notes to Consolidated Financial Statements.

ANYWHERE REAL ESTATE INC. AND ANYWHERE REAL ESTATE GROUP LLC
CONSOLIDATED BALANCE SHEETS
(In millions, except share data)

	December 31,	
	2024	2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 118	$ 106
Restricted cash	6	13
Trade receivables (net of allowance for doubtful accounts of $17 and $18)	101	105
Relocation receivables	150	138
Other current assets	206	218
Total current assets	581	580
Property and equipment, net	247	280
Operating lease assets, net	331	380
Goodwill	2,499	2,499
Trademarks	584	586
Franchise agreements, net	821	887
Other intangibles, net	106	127
Other non-current assets	467	500
Total assets	$ 5,636	$ 5,839
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 101	$ 99
Securitization obligations	140	115
Current portion of long-term debt	490	307
Current portion of operating lease liabilities	105	113
Accrued expenses and other current liabilities	553	573
Total current liabilities	1,389	1,207
Long-term debt	2,031	2,235
Long-term operating lease liabilities	284	333
Deferred income taxes	207	207
Other non-current liabilities	155	176
Total liabilities	4,066	4,158
Commitments and contingencies (Note 15)		
Equity:		
Anywhere preferred stock: $0.01 par value; 50,000,000 shares authorized, none issued and outstanding at December 31, 2024 and December 31, 2023	—	—
Anywhere common stock: $0.01 par value; 400,000,000 shares authorized, 111,261,825 shares issued and outstanding at December 31, 2024 and 110,488,093 shares issued and outstanding at December 31, 2023	1	1
Additional paid-in capital	4,827	4,813
Accumulated deficit	(3,219)	(3,091)
Accumulated other comprehensive loss	(42)	(44)
Total stockholders' equity	1,567	1,679
Noncontrolling interests	3	2
Total equity	1,570	1,681
Total liabilities and equity	$ 5,636	$ 5,839

See Notes to Consolidated Financial Statements.

ANYWHERE REAL ESTATE INC. AND ANYWHERE REAL ESTATE GROUP LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended December 31,		
	2024	**2023**	**2022**
Operating Activities			
Net loss	$ (127)	$ (98)	$ (283)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	198	196	214
Deferred income taxes	(2)	(33)	(96)
Impairments	20	65	483
Amortization of deferred financing costs and debt premium	8	8	9
(Gain) loss on the early extinguishment of debt	(7)	(169)	96
Loss (gain) on the sale of businesses, investments or other assets, net	3	2	(135)
Equity in (earnings) losses of unconsolidated entities	(7)	(9)	28
Stock-based compensation	17	12	22
Mark-to-market adjustments on derivatives	—	—	(40)
Other adjustments to net loss	(2)	(6)	(7)
Net change in assets and liabilities, excluding the impact of acquisitions and dispositions:			
Trade receivables	4	97	(55)
Relocation receivables	(12)	72	(96)
Other assets	93	105	(13)
Accounts payable, accrued expenses and other liabilities	(65)	(47)	(195)
Dividends received from unconsolidated entities	3	8	3
Other, net	(20)	(16)	(27)
Net cash provided by (used in) operating activities	104	187	(92)
Investing Activities			
Property and equipment additions	(78)	(72)	(109)
Payments for acquisitions, net of cash acquired	—	(1)	(17)
Net proceeds from the sale of businesses	—	8	63
Investment in unconsolidated entities	—	(1)	(22)
Proceeds from the sale of investments in unconsolidated entities	—	6	13
Other, net	1	1	17
Net cash used in investing activities	(77)	(59)	(55)

See Notes to Consolidated Financial Statements.

F-11

	Year Ended December 31,		
	2024	**2023**	**2022**
Financing Activities			
Net change in Revolving Credit Facility	205	(65)	350
Repayment of Term Loan A Facility	(194)	—	—
Proceeds from issuance of Senior Secured Second Lien Notes	—	640	—
Proceeds from issuance of Senior Notes	—	—	1,000
Redemption of Senior Secured Second Lien Notes	—	—	(550)
Repurchases and redemption of Senior Notes	(19)	(688)	(956)
Amortization payments on term loan facilities	(12)	(16)	(10)
Net change in securitization obligations	25	(48)	44
Debt issuance costs	—	(13)	(22)
Cash paid for fees associated with early extinguishment of debt	—	(2)	(83)
Repurchase of common stock	—	—	(97)
Taxes paid related to net share settlement for stock-based compensation	(3)	(4)	(16)
Other, net	(23)	(31)	(36)
Net cash used in financing activities	(21)	(227)	(376)
Effect of changes in exchange rates on cash, cash equivalents and restricted cash	(1)	—	(2)
Net increase (decrease) in cash, cash equivalents and restricted cash	5	(99)	(525)
Cash, cash equivalents and restricted cash, beginning of period	119	218	743
Cash, cash equivalents and restricted cash, end of period	$ 124	$ 119	$ 218
Supplemental Disclosure of Cash Flow Information			
Interest payments (including securitization interest of $10, $12 and $7 respectively)	$ 158	$ 168	$ 164
Income tax payments, net	1	14	62

See Notes to Consolidated Financial Statements.

ANYWHERE REAL ESTATE INC.
CONSOLIDATED STATEMENTS OF EQUITY
(In millions)

| | Anywhere Stockholders' Equity | | | | | | |
| | Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Accumulated Other Comprehensive Loss | Non-controlling Interests | Total Equity |
	Shares	Amount					
Balance at January 1, 2022	116.6	$ 1	$ 4,947	$ (2,712)	$ (50)	$ 6	$ 2,192
Cumulative effect adjustment due to the adoption of ASU 2020-06	—	—	(53)	5	—	—	(48)
Net (loss) income	—	—	—	(287)	—	4	(283)
Other comprehensive income	—	—	—	—	2	—	2
Repurchase of common stock	(8.8)	—	(97)	—	—	—	(97)
Exercise of stock options	0.1	—	2	—	—	—	2
Stock-based compensation	—	—	22	—	—	—	22
Issuance of shares for vesting of equity awards	2.4	—	—	—	—	—	—
Shares withheld for taxes on equity awards	(0.8)	—	(16)	—	—	—	(16)
Dividends	—	—	—	—	—	(8)	(8)
Contributions from non-controlling interests	—	—	—	—	—	1	1
Balance at December 31, 2022	109.5	$ 1	$ 4,805	$ (2,994)	$ (48)	$ 3	$ 1,767
Net loss	—	—	—	(97)	—	(1)	(98)
Other comprehensive income	—	—	—	—	4	—	4
Stock-based compensation	—	—	12	—	—	—	12
Issuance of shares for vesting of equity awards	1.6	—	—	—	—	—	—
Shares withheld for taxes on equity awards	(0.6)	—	(4)	—	—	—	(4)
Dividends	—	—	—	—	—	(1)	(1)
Contributions from non-controlling interests	—	—	—	—	—	1	1
Balance at December 31, 2023	110.5	$ 1	$ 4,813	$ (3,091)	$ (44)	$ 2	$ 1,681
Net (loss) income	—	—	—	(128)	—	1	(127)
Other comprehensive income	—	—	—	—	2	—	2
Stock-based compensation	—	—	17	—	—	—	17
Issuance of shares for vesting of equity awards	1.3	—	—	—	—	—	—
Shares withheld for taxes on equity awards	(0.5)	—	(3)	—	—	—	(3)
Dividends	—	—	—	—	—	(1)	(1)
Contributions from non-controlling interests	—	—	—	—	—	1	1
Balance at December 31, 2024	111.3	$ 1	$ 4,827	$ (3,219)	$ (42)	$ 3	$ 1,570

See Notes to Consolidated Financial Statements.

F-13

ANYWHERE REAL ESTATE INC. AND ANYWHERE REAL ESTATE GROUP LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unless otherwise noted, all amounts are in millions, except per share amounts)

1.   BASIS OF PRESENTATION

Anywhere Real Estate Inc. ("Anywhere" or the "Company") is a holding company for its consolidated subsidiaries including Anywhere Intermediate Holdings LLC ("Anywhere Intermediate") and Anywhere Real Estate Group LLC ("Anywhere Group") and its consolidated subsidiaries. Anywhere, through its subsidiaries, is a global provider of residential real estate services. Neither Anywhere, the indirect parent of Anywhere Group, nor Anywhere Intermediate, the direct parent company of Anywhere Group, conducts any operations other than with respect to its respective direct or indirect ownership of Anywhere Group. As a result, the consolidated financial positions, results of operations, comprehensive loss and cash flows of Anywhere, Anywhere Intermediate and Anywhere Group are the same.

The accompanying Consolidated Financial Statements include the financial statements of Anywhere and Anywhere Group. Anywhere's only asset is its investment in the common stock of Anywhere Intermediate, and Anywhere Intermediate's only asset is its investment in Anywhere Group. Anywhere's only obligations are its guarantees of certain borrowings and certain franchise obligations of Anywhere Group. All expenses incurred by Anywhere and Anywhere Intermediate are for the benefit of Anywhere Group and have been reflected in Anywhere Group's Consolidated Financial Statements. The Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. All intercompany balances and transactions have been eliminated.

Business Description

The Company reports its operations in the following three business segments (the number of offices and agents are unaudited):

•   **Anywhere Brands ("Franchise Group")**—franchises a portfolio of well-known, industry-leading franchise brokerage brands, including Better Homes and Gardens® Real Estate, Century 21®, Coldwell Banker®, Coldwell Banker Commercial®, Corcoran®, ERA® and Sotheby's International Realty®. As of December 31, 2024, the Company's real estate franchise systems and proprietary brands had approximately 311,900 independent sales agents worldwide, including approximately 179,200 independent sales agents operating in the U.S. (which included approximately 52,900 company owned brokerage independent sales agents). As of December 31, 2024, the Company's real estate franchise systems and proprietary brands had approximately 17,800 offices worldwide in 119 countries and territories, including approximately 5,300 brokerage offices in the U.S. (which included approximately 580 company owned brokerage offices). This segment also includes the Company's global relocation services operation through Cartus® Relocation Services ("Cartus") and lead generation activities through Anywhere Leads Inc. ("Leads Group").

•   **Anywhere Advisors ("Owned Brokerage Group")**—operates a full-service real estate brokerage business with approximately 580 owned and operated brokerage offices with approximately 52,900 independent sales agents under the Coldwell Banker®, Corcoran® and Sotheby's International Realty® brand names in many of the largest metropolitan areas in the U.S. This segment also includes the Company's share of equity earnings or losses from the Company's minority-owned real estate auction joint venture.

•   **Anywhere Integrated Services ("Title Group")**—provides full-service title, escrow and settlement services to consumers, real estate companies, corporations and financial institutions primarily in support of residential real estate transactions. This segment also includes the Company's share of equity earnings or losses from Guaranteed Rate Affinity, the Company's minority-owned mortgage origination joint venture, and from the Company's minority-owned title insurance underwriter joint venture.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

In presenting the consolidated financial statements, management makes estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgment and available information. Accordingly, actual results could differ materially from those estimates.

CONSOLIDATION

The Company consolidates any variable interest entity ("VIE") for which it is the primary beneficiary with a controlling financial interest. Also, the Company consolidates an entity not deemed a VIE if its ownership, direct or indirect, exceeds 50% of the outstanding voting shares of an entity and/or it has the ability to control the financial or operating policies through its voting rights, board representation or other similar rights. For entities where the Company does not have a controlling financial or operating interest, the investments in such entities are accounted for using the equity method or at fair value with changes in fair value recognized in net income, as appropriate. See Note 4, "Equity Method Investments" for discussion.

REVENUE RECOGNITION

See Note 3, "Revenue Recognition", for discussion.

CASH AND CASH EQUIVALENTS

The Company considers highly liquid investments with remaining maturities not exceeding three months at the date of purchase to be cash equivalents.

RESTRICTED CASH

Restricted cash primarily relates to amounts specifically designated as collateral for the repayment of outstanding borrowings under the Company's securitization facilities. Such amounts approximated $6 million and $13 million at December 31, 2024 and 2023, respectively.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company estimates the allowance necessary to provide for uncollectible accounts receivable. The estimate is based on historical experience, combined with a review of current conditions and forecasts of future losses, and includes specific accounts for which payment has become unlikely. The process by which the Company calculates the allowance begins in the individual business units where specific problem accounts are identified and reserved primarily based upon the age profile of the receivables and specific payment issues, combined with reasonable and supportable forecasts of future losses.

DEBT ISSUANCE COSTS

Debt issuance costs include costs incurred in connection with obtaining debt and extending existing debt. These financing costs are presented in the balance sheet as a direct deduction from the carrying value of the associated debt liability, consistent with the presentation of a debt discount, with the exception of the debt issuance costs related to the Revolving Credit Facility and securitization obligations which are classified as a deferred financing asset within other assets. The debt issuance costs are amortized via the effective interest method and the amortization period is the life of the related debt.

DERIVATIVE INSTRUMENTS

The Company records derivatives and hedging activities on the balance sheet at their respective fair values. Historically, the Company used interest rate swaps to manage its exposure to future interest rate volatility associated with its variable rate borrowings. The Company's remaining interest rate swaps expired in 2022 and, as of December 31, 2024, the Company had no interest rate swaps. The Company did not elect to utilize hedge accounting for these interest rate swaps; therefore, any change in fair value was recorded in the Consolidated Statements of Operations. For the year ended December 31, 2022, the Company recognized a gain of $40 million from interest rate swap contracts, which was recorded in "Interest expense, net" line in the accompanying Consolidated Statements of Operations.

PROPERTY AND EQUIPMENT

Property and equipment (including leasehold improvements) are initially recorded at cost, net of accumulated depreciation and amortization. Depreciation, recorded as a component of depreciation and amortization on the Consolidated Statements of Operations, is computed utilizing the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements, also recorded as a component of depreciation and amortization, is computed utilizing the straight-line method over the estimated benefit period of the related assets or the lease term, if shorter. Useful lives are 30 years for buildings, up to 20 years for leasehold improvements, and from 3 to 7 years for furniture, fixtures and equipment.

The Company capitalizes the costs of software developed for internal use which commences during the development phase of the project. The Company amortizes software developed or obtained for internal use on a straight-line basis, generally from 1 to 5 years, when such software is ready for use. The net carrying value of software developed or obtained for internal use was $127 million and $134 million at December 31, 2024 and 2023, respectively.

LEASES

See Note 6, "Leases", for discussion.

IMPAIRMENT OF GOODWILL, INTANGIBLE ASSETS AND OTHER LONG-LIVED ASSETS

Goodwill represents the excess of acquisition costs over the fair value of the net tangible assets and identifiable intangible assets acquired in a business combination. Other indefinite-lived intangible assets primarily consist of trademarks acquired in business combinations. Goodwill and other indefinite-lived assets are not amortized but are subject to impairment testing. The aggregate carrying values of our goodwill and other indefinite-lived intangible assets were $2,499 million and $614 million, respectively, at December 31, 2024 and are subject to an impairment assessment annually as of October 1, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable.

In testing goodwill, the fair value of each reporting unit is estimated using the income approach, a discounted cash flow method. For the other indefinite lived intangible assets, fair value is estimated using the relief from royalty method. Management utilizes long-term cash flow forecasts and the Company's annual operating plans adjusted for terminal value assumptions. The fair value of the Company's reporting units and other indefinite lived intangible assets is determined utilizing the best estimate of future revenues, operating expenses including commission expense, market and general economic conditions, trends in the industry, as well as assumptions that management believes marketplace participants would utilize including discount rates, cost of capital, trademark royalty rates, and long-term growth rates. The trademark royalty rate was determined by reviewing similar trademark agreements with third parties.

The impairment assessment is performed at the reporting unit level which includes Owned Brokerage Group, franchise services (reported within the Franchise Group reportable segment), Title Group and Cartus (reported within the Franchise Group reportable segment). This assessment compares the carrying value of each reporting unit and the carrying value of each other indefinite lived intangible asset to their respective fair values and, when appropriate the carrying value is reduced to fair value and an impairment charge for the excess is recorded. Impairment charges are recorded on a separate line in the accompanying Consolidated Statements of Operations and are non-cash in nature.

Based upon the impairment analysis performed in the fourth quarter of 2024, there was no impairment of goodwill or other indefinite-lived intangible assets for the year ended December 31, 2024. Management evaluated the effect of lowering the estimated fair value by 10% and determined that, with the exception of the Cartus reporting unit, no impairment of goodwill would have been recognized under this evaluation for 2024. The Cartus reporting unit's fair value exceeded its carrying value by approximately 9%. While the trademarks at Brokerage Group and Title Group have a fair value in excess of 10% of their respective carrying values, trademarks at Franchise Group and Cartus have little to no excess fair value over carrying value. The fair value of trademarks is determined using the relief from royalty method which exhibits sensitivity to variations in projected revenues.

Beginning in the fourth quarter of 2023, the Company reorganized its internal reporting structure integrating the lead generation business within franchise services altering the composition of its reporting units within the Franchise Group reportable segment but not changing its operating or reportable segments. The reorganization resulted in a goodwill impairment of $25 million at the Cartus reporting unit. In addition, as part of the Company's annual impairment assessment, it was identified that franchise trademarks were impaired by $25 million. The annual impairment assessment indicated that impairment charges were not necessary for the Company's other reporting units or other indefinite-lived intangibles. In assessing the potential impact of reducing the estimated fair value by 10% for each of the remaining reporting units and other indefinite-lived intangible assets, management concluded that, excluding the Company's trademarks, no impairment of goodwill or indefinite-lived intangibles would have been recognized for 2023. For the remaining trademarks that were not impaired, which included trademarks at Title Group and Cartus, the fair value exceeded the carrying value by approximately 3%. The fair value of trademarks is determined using the relief from royalty method which exhibits sensitivity to variations in projected revenues.

During the fourth quarter of 2022, the Company performed its annual impairment assessment of goodwill and other indefinite-lived intangible assets. The decline in transaction volume during 2022 largely due to rapidly rising mortgage rates, high inflation, reduced affordability, and broader macroeconomic concerns resulted in lower homesale transaction volume for the brokerage and franchise business and lower referral volume for the lead generation business. These market conditions as well as an increase in the weighted average cost of capital resulted in the recognition of an impairment of goodwill at the Owned Brokerage Group reporting unit of $280 million, an impairment of goodwill at the Franchise Group segment of $114 million related to the Cartus reporting unit and an impairment of franchise trademarks of $76 million. The results of the Company's annual impairment assessment indicated no other impairment charges were required for the other reporting units or other indefinite-lived intangibles. Management evaluated the effect of lowering the estimated fair value for each of the remaining reporting units and indefinite-lived intangible assets by 10% and determined that no impairment of goodwill or indefinite-lived intangibles would have been recognized under this evaluation for 2022 with the exception of the title trademark. The fair value of trademarks is determined using the relief from royalty method which is sensitive to fluctuations in projected revenues.

The Company evaluates the recoverability of its other long-lived assets, including amortizable intangible assets, if circumstances indicate an impairment may have occurred. This assessment is performed by comparing the respective carrying values of the assets to the current and expected future cash flows, on an undiscounted basis, to be generated from such assets. If such assessment indicates that the carrying value of these assets is not recoverable, then the carrying value of such assets is reduced to fair value through a charge to the Company's Consolidated Statements of Operations.

ADVERTISING EXPENSES

Advertising costs are generally expensed in the period incurred. Advertising expenses, recorded within the "Marketing" expense line item on the Company's Consolidated Statements of Operations, were approximately $123 million, $140 million and $175 million for the years ended December 31, 2024, 2023 and 2022, respectively.

INCOME TAXES

The Company's provision for income taxes is determined using the asset and liability method, under which deferred tax assets and liabilities are calculated based upon the differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates. These differences are based upon estimated differences between the book and tax basis of the assets and liabilities for the Company. Certain tax assets and liabilities of the Company may be adjusted in connection with the finalization of income tax audits.

The Company's deferred tax assets are recorded net of a valuation allowance when, based on the weight of available evidence, it is more likely than not that all or some portion of the recorded deferred tax balances will not be realized in future periods. Decreases to the valuation allowance are recorded as reductions to the Company's provision for income taxes and increases to the valuation allowance result in additional provision for income taxes.

STOCK-BASED COMPENSATION

The Company grants stock-based awards to certain senior management members, employees and directors including restricted stock units and performance share units. The fair value of each award is measured based on the closing price of the Company's common stock on the grant date for restricted stock units and performance share units, and is estimated using the Monte Carlo simulation method for awards with a market condition. Compensation expense is generally recognized over the requisite service period of the award. Compensation expense for awards with a performance condition is adjusted each period based upon a probability assessment of the expected outcome of the performance metric with a final adjustment made at the end of the performance period. Compensation expense for awards with a market condition is not adjusted based on achievement of the market condition. The Company recognizes forfeitures as they occur.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

During the fourth quarter of 2024, the Company adopted Accounting Standards Update 2023-07, *"Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures"* and updated its segment disclosures retrospectively. This standard did not alter the methodology employed by the Company in identifying its operating segments, aggregating those operating segments or applying the quantitative thresholds to determine its reportable segments. Instead, the new standard added required disclosures concerning significant segment expenses that are regularly provided to or easily computed from information regularly provided to the chief operating decision maker and included within the Company's reported measure of segment profit of loss, as well as certain other disclosures. The new standard also allows disclosure of multiple measures of segment profitability if those measures are used to allocate resources and assess performance by the chief operating decision maker. Furthermore, certain annual disclosures will be required on an interim basis. See Note 19, "Segment Information", for additional information related to the new disclosures.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Company systematically reviews and evaluates the relevance and implications of all Accounting Standards Updates. While recently issued standards not expressly listed below were scrutinized, they were deemed either inapplicable or anticipated to have minimal impact on the Company's consolidated financial position or results of operations.

The FASB issued ASU 2024-03, *"Disaggregation of Income Statement Expenses"* which aims to enhance the transparency and usefulness of financial statements by requiring public business entities to provide more detailed disclosures about their expenses. The final ASU mandates new tabular disclosures that break down specific natural expense categories within relevant income statement captions, as well as disclosures about selling expenses. These categories include purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depletion. The new requirements are effective for annual financial statements of public business entities for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of the new guidance on its financial statement disclosures.

The FASB issued ASU 2023-09, *"Income Taxes (Topic 740): Improvements to Income Tax Disclosures"*. This standard includes enhanced income tax disclosures primarily related to the effective tax rate reconciliation and income taxes paid for annual periods. The new standard is effective for annual financial statements of public business entities for fiscal years beginning after December 15, 2024, with early adoption permitted. The new guidance should be adopted on a prospective basis with retrospective application permitted. The Company is currently evaluating the impact of the new guidance on its financial statement disclosures.

SEC Rule on Climate-Related Disclosures

In March 2024, the SEC adopted final rules aimed at improving and streamlining climate-related disclosures for publicly traded companies and in public offerings. These regulations represent the SEC's response to investors' calls for more uniform, comparable, and trustworthy data regarding the financial implications of climate-related risks on a company's operations, as well as its strategies for managing such risks. The registrants will be required to provide disclosure, subject to existing audit requirements, regarding the effects of severe weather events and other natural conditions on the financial statements; financial information related to certain carbon offsets and renewable energy certificates; and material impacts on financial estimates and assumptions that are due to severe weather events and other natural conditions or disclosed climate-related targets or transition plans. Additional disclosure requirements will include: material direct and indirect (Scope 1 and Scope 2) greenhouse gas emissions; governance and oversight of material climate-related risks; the material impact of climate risks on the company's strategy, results of operations and financial condition; risk management processes for material climate-related risks; and material climate targets and goals. The final rule was scheduled to become effective May 28, 2024, however, the SEC has voluntarily stayed the rule's effective date pending judicial review of consolidated challenges to those rules by the U.S. Court of Appeals for the Eighth Circuit. The SEC final rules follow on the heels of the California climate legislation that will require public and private companies that do business in California to disclose their greenhouse gas emissions and their climate-related financial risks. The Company continues to evaluate the impact of the new laws and regulations and monitor legal developments.

3. REVENUE RECOGNITION

Revenue is recognized upon the transfer of control of promised services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those services in accordance with the revenue accounting standard. The Company's revenue is disaggregated by major revenue categories on our Consolidated Statements of Operations and further disaggregated by business segment as follows:

	Years Ended December 31, 2024 vs December 31,2023									
	Franchise Group		Owned Brokerage Group		Title Group		Corporate and Other		Total Company	
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Gross commission income (a)	$ —	$ —	$ 4,629	$ 4,570	$ —	$ —	$ —	$ —	$ 4,629	$ 4,570
Service revenue (b)	204	223	24	21	346	325	—	—	574	569
Franchise fees (c)	660	652	—	—	—	—	(304)	(301)	356	351
Other (d)	97	108	35	37	16	15	(15)	(14)	133	146
Net revenues	$ 961	$ 983	$ 4,688	$ 4,628	$ 362	$ 340	$ (319)	$ (315)	$ 5,692	$ 5,636

	Years Ended December 31, 2023 vs December 31, 2022									
	Franchise Group		Owned Brokerage Group		Title Group		Corporate and Other		Total Company	
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Gross commission income (a)	$ —	$ —	$ 4,570	$ 5,538	$ —	$ —	$ —	$ —	$ 4,570	$ 5,538
Service revenue (b)	223	260	21	22	325	511	—	—	569	793
Franchise fees (c)	652	775	—	—	—	—	(301)	(358)	351	417
Other (d)	108	110	37	46	15	19	(14)	(15)	146	160
Net revenues	$ 983	$ 1,145	$ 4,628	$ 5,606	$ 340	$ 530	$ (315)	$ (373)	$ 5,636	$ 6,908

_____

(a) Gross commission income at Owned Brokerage Group is recognized at a point in time at the closing of a homesale transaction.

(b) Service revenue primarily consists of title and escrow fees at Title Group and are recognized at a point in time at the closing of a homesale transaction. Service revenue at Franchise Group includes relocation fees, which are recognized as revenue when or as the related performance obligation is satisfied dependent on the type of service performed, and fees related to leads and related services, which are recognized at a point in time at the closing of a homesale transaction or at the completion of the related service.

(c) Franchise fees at Franchise Group primarily include domestic royalties which are recognized at a point in time when the underlying franchisee revenue is earned (upon close of the homesale transaction).

(d) Other revenue is comprised of brand marketing funds received from franchisees at Franchise Group and other miscellaneous revenues across all of the business segments.

The Company's revenue streams are discussed further below by business segment:

Franchise Group

Domestic Franchisees

In the U.S., the Company employs a direct franchising model whereby it franchises its real estate brands to real estate brokerage businesses that are independently owned and operated. Franchise revenue principally consists of royalty and marketing fees from the Company's franchisees. The royalty received is primarily based on a gross percentage of the franchisee's gross commission income. Royalty fees are recorded as the underlying franchisee revenue is earned (upon close of the homesale transaction). Annual volume incentives given to certain franchisees on royalty fees are recorded as a reduction to revenue and are accrued for in relative proportion to the recognition of the underlying gross franchise revenue. Other sales incentives are generally recorded as a reduction to revenue ratably over the related performance period or from the date of issuance through the remaining life of the related franchise agreement. Franchise revenue also includes domestic initial franchise fees which are generally non-refundable and recognized by the Company as revenue upon the execution or opening of a new franchisee office to cover the upfront costs associated with opening the franchisee for business under one of Anywhere's brands.

The Company also earns marketing fees from its franchisees and utilizes such fees to fund marketing campaigns on behalf of its franchisees. As such, brand marketing fund fees are recorded as deferred revenue when received and recognized into revenue as earned when these funds are spent on marketing activities. The balance for deferred brand marketing fund fees decreased from $19 million at January 1, 2024 to $15 million at December 31, 2024 primarily due to amounts recognized into revenue matching expenses for marketing activities, offset by additional fees received from franchisees during the year ended December 31, 2024.

International Franchisees

The Company utilizes a direct franchising model outside of the U.S. for Sotheby's International Realty® and Corcoran® and, in some cases, Better Homes and Gardens® Real Estate. For all other brands, the Company generally employs a master franchise model outside of the U.S., whereby it contracts with a qualified third party to build a franchise network in the country or region in which franchising rights have been granted. Under both the direct and master franchise models outside of the U.S., the Company enters into long-term franchise agreements (generally 25 years in duration) and receives an initial area development fee ("ADF") and ongoing royalties. Ongoing royalties are generally a percentage of the royalties received by the master franchisor from its franchisees with which it contracts and are recorded once the funds are received by the master franchisor. Under the direct franchise model, a royalty fee is paid to the Company on transactions conducted by its franchisees in the applicable country or region. The ADFs that the Company collects are recorded as deferred revenue when received and are classified as current or non-current liabilities in the Consolidated Balance Sheets based on the expected timing of revenue recognition. ADFs are recognized into franchise revenue over the average 25 year life of the related franchise agreement as consideration for the right to access and benefit from Anywhere's brands. In the event an ADF agreement is terminated prior to the end of its term, the unamortized deferred revenue balance will be recognized into revenue immediately upon termination. The balance for deferred ADFs decreased from $39 million at January 1, 2024 to $37 million at December 31, 2024 due to $4 million of revenues recognized during the year ended December 31, 2024 that were included in the deferred revenue balance at the beginning of the period, partially offset by $2 million of ADFs received during the year ended December 31, 2024.

In addition, the Company recognizes a deferred asset for commissions paid to Anywhere franchise sales employees upon the sale of a new franchise as these are considered costs of obtaining a contract with a customer that are expected to provide benefits to the Company for longer than one year. The Company classifies prepaid commissions as current or non-current assets in the Consolidated Balance Sheets based on the expected timing of expense recognition. The amount of commissions is calculated as a percentage of the anticipated gross commission income of the new franchisee or ADF and is amortized over 30 years for domestic franchise agreements or the agreement term for international franchise agreements (generally 25 years). The amount of prepaid commissions was $28 million and $29 million at December 31, 2024 and 2023, respectively.

Franchise Other

Through Cartus, the Company offers a broad range of employee relocation services to clients designed to manage all aspects of transferring their employees ("transferees") and provides value through the generation of leads to real estate agent and brokerage participants. These services include, but are not limited to, homesale assistance, relocation policy counseling and group move management services, consulting services, expense processing and relocation-related accounting, compensation support and compliance, and visa and immigration support. The Company also arranges household goods moving services and provides support for all aspects of moving a transferee's household goods. There are a number of different revenue streams associated with relocation services including fees earned from real estate brokers and household goods moving companies that provide services to the transferee which are recognized at a point in time at the completion of services. The Company earns revenues from outsourcing management fees charged to clients that may cover several of the relocation services listed above, according to the clients' specific needs. Outsourcing management fees are recorded as deferred revenue when billed (usually at the start of the relocation) and are recognized as revenue over the average time period required to complete the transferee's move, or a phase of the move that the fee covers, which is typically 3 to 6 months depending on the move type. The balance for deferred outsourcing management fees remained flat at $3 million at January 1, 2024 and December 31, 2024 due to a $38 million increase primarily related to additions for management fees billed on new relocation files in advance of the Company satisfying its performance obligation, offset by $38 million of revenues recognized during the year as performance obligations were satisfied.

Through the Leads Group, the Company provides high-quality leads to independent sales agents, through real estate benefit programs that provide home-buying and selling assistance to customers of lenders, organizations such as credit unions and interest groups that have established members who are buying or selling a home as well as to consumers and corporations who have expressed interest in a certain brand, product or service (such as relocation services), including those offered by Anywhere.

Owned Brokerage Group

As an owner-operator of real estate brokerages, the Company assists home buyers and sellers in listing, marketing, selling and finding homes. Real estate commissions earned by the Company's real estate brokerage business are recorded as revenue at a point in time which is upon the closing of a real estate transaction (i.e., purchase or sale of a home). These revenues are referred to as gross commission income. The commissions the Company pays to real estate agents are recognized concurrently with associated revenues and presented as the "Commission and other agent-related costs" line item on the accompanying Consolidated Statements of Operations.

The Company has relationships with developers in select major cities (in particular, New York City) to provide marketing and brokerage services in new developments. New development closings generally have a development period of between 18 and 24 months from contracted date to closing. In some cases, the Company receives advanced commissions which are recorded as deferred revenue when received and recognized as revenue when units within the new development close. The balance of advanced commissions related to developments decreased from $12 million at January 1, 2024 to $11 million at December 31, 2024 due to a $7 million decrease as a result of revenues recognized on units closed, offset by a $6 million increase related to additional commissions received for new developments.

Title Group

The Company provides title, escrow and settlement services to consumers, real estate companies, corporations and financial institutions with many of these services provided in connection with the Company's real estate brokerage and relocation services businesses. These services relate to the closing of home purchases and refinancing of home loans and therefore, title revenues and title and closing service fees are recorded at a point in time which occurs at the time a homesale transaction or refinancing closes.

Deferred Revenue

The following table shows the total change in the Company's contract liabilities related to revenue contracts by reportable segment (as discussed in detail above) for the year ended December 31, 2024:

	Year Ended December 31, 2024			
	Beginning Balance at January 1, 2024	Additions during the period	Recognized as Revenue during the period	Ending Balance at December 31, 2024
Franchise Group (a)	$ 69	$ 138	$ (147)	$ 60
Owned Brokerage Group	15	9	(12)	12
Total	$ 84	$ 147	$ (159)	$ 72

_____

(a)   Revenues recognized include intercompany marketing fees paid by Owned Brokerage Group.

The majority of the Company's contracts are transactional in nature or have a duration of one-year or less. Accordingly, the Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

4.   EQUITY METHOD INVESTMENTS

The Company applies the equity method of accounting for investments in ventures when it possesses significant influence over operational and financial decisions but lacks controlling interests. The Company records its proportionate share of net earnings or losses from these equity method investments under the "Equity in (earnings) losses of unconsolidated entities" line in the Consolidated Statements of Operations. Investments not subject to the equity method are valued at fair market value with adjustments recognized in net income. If the fair value is not readily determinable, these investments are measured at cost minus impairment (if any), plus or minus changes reflecting observable price changes in orderly transactions for an identical or similar investment.

The Company has various equity method investments classified within other non-current assets on the Consolidated Balance Sheets. Although the Company holds certain governance rights, it lacks controlling financial or operational interests in these investments. Equity earnings or losses attributable to these investments are included in the financial results of the Title Group and Owned Brokerage Group reportable segments.

The Company's equity method investment balances at December 31, 2024 and 2023 were as follows:

	December 31,	
	2024	2023
Guaranteed Rate Affinity (a)	$ 65	$ 67
Title Insurance Underwriter Joint Venture (b)	73	74
Other equity method investments (c)	44	37
Total equity method investments	$ 182	$ 178

_____

(a) Represents the Company's 49.9% minority-owned mortgage origination joint venture with Guaranteed Rate, Inc at Title Group which originates and markets its mortgage lending services to the Company's real estate brokerage as well as other real estate brokerage companies across the country.

(b) Represents the Company's 22% equity interest in the Title Insurance Underwriter Joint Venture at Title Group (see below under the header "Title Insurance Underwriter Joint Venture" for further discussion).

(c) Includes the Company's various other equity method investments at Title Group and Brokerage Group, including the Company's 50% owned unconsolidated real estate auction joint venture with Sotheby's which holds an 80% ownership stake in Sotheby's Concierge Auctions. The Company received $3 million in cash dividends related to these investments during the year ended December 31, 2024.

The Company recorded equity in (earnings) losses from its equity method investments as follows:

	Year Ended December 31,		
	2024	2023	2022
Guaranteed Rate Affinity	$ 2	$ —	$ 22
Title Insurance Underwriter Joint Venture	1	(4)	(6)
Other equity method investments	(10)	(5)	12
Equity in (earnings) losses of unconsolidated entities	$ (7)	$ (9)	$ 28

Title Insurance Underwriter Joint Venture

In 2022, the Company sold its title insurance underwriter, Title Resources Guaranty Company, for $210 million and a 30% equity interest in a joint venture that owns the title insurance underwriter (the "Title Insurance Underwriter Joint Venture"). The sale resulted in a net gain of $131 million recorded in the Other income, net line on the Consolidated Statements of Operations. During the second quarter of 2022, the Company sold a portion of its interest in the Title Insurance Underwriter Joint Venture, reducing its equity interest from 30% to 26% and resulting in a gain of $4 million. In 2023, the Company sold another portion, further reducing its equity interest from 26% to 25% and resulting in a gain of $1 million. In 2024, the Company's equity interest was further diluted to 22%.

During the fourth quarter of 2024, the Company entered into a binding term sheet with a subsidiary of the Title Insurance Underwriter Joint Venture related to the sale of 10% of the preferred equity in entities containing the assets of certain of the Company's title and escrow entities for $18.8 million, with a right to purchase 100% of those entities at the same valuation used for the initial purchase. The transaction includes customary minority protections, is contingent on certain conditions, and remains subject to termination provisions outlined in the term sheet.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of:

	December 31,	
	2024	2023
Furniture, fixtures and equipment	$ 87	$ 146
Capitalized software	488	530
Finance lease assets	72	81
Building and leasehold improvements	268	285
Land	1	2
Gross property and equipment	916	1,044
Less: accumulated depreciation	(669)	(764)
Property and equipment, net	$ 247	$ 280

The Company recorded depreciation expense related to property and equipment of $109 million, $106 million and $118 million for the years ended December 31, 2024, 2023 and 2022, respectively.

6. LEASES

The Company's lease portfolio consists primarily of office space and equipment. The Company has approximately 1,000 real estate leases with lease terms ranging from less than 1 year to 17 years and includes the Company's brokerage sales offices, regional and branch offices for title and relocation operations, corporate headquarters, regional headquarters, and facilities serving as local administration, training and storage. The Company's brokerage sales offices are generally located in shopping centers and small office parks, typically with lease terms of 1 year to 5 years. In addition, the Company has equipment leases which primarily consist of furniture, computers and other office equipment.

Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. At lease commencement, the Company records a liability for its lease obligation measured at the present value of future lease payments and a right-of-use asset equal to the lease liability adjusted for prepayments and lease incentives. The Company uses its collateralized incremental borrowing rate to calculate the present value of lease liabilities as most of its leases do not provide an implicit rate that is readily determinable. The Company does not recognize a lease obligation and right-of-use asset on its balance sheet for any leases with an initial term of 12 months or less. Some real estate leases include one or more options to renew or terminate a lease. The exercise of a lease renewal or termination option is assessed at commencement of the lease and only reflected in the lease term if the Company is reasonably certain to exercise the option. The Company has lease agreements that contain both lease and non-lease components, such as common area maintenance fees, and has made a policy election to combine both fixed lease and non-lease components in total gross rent for all of its leases. Expense for operating leases is recognized on a straight-line basis over the lease term. Finance lease assets are amortized on a straight-line basis over the shorter of the estimated useful life of the underlying asset or the lease term. The interest component of a finance lease is included in interest expense and recognized using the effective interest method over the lease term. Furthermore, the Company recognizes impairment charges related to the exit and sublease of certain real estate operating leases.

Supplemental balance sheet information related to the Company's leases was as follows:

		December 31,	
Lease Type	**Balance Sheet Classification**	**2024**	**2023**
Assets:			
Operating lease assets	Operating lease assets, net	$ 331	$ 380
Finance lease assets (a)	Property and equipment, net	21	29
Total lease assets, net		$ 352	$ 409
Liabilities:			
Current:			
Operating lease liabilities	Current portion of operating lease liabilities	$ 105	$ 113
Finance lease liabilities	Accrued expenses and other current liabilities	7	9
Non-current:			
Operating lease liabilities	Long-term operating lease liabilities	284	333
Finance lease liabilities	Other non-current liabilities	8	12
Total lease liabilities		$ 404	$ 467

Weighted Average Lease Term and Discount Rate	2024	2023
Weighted average remaining lease term (years):		
Operating leases	4.7	5.0
Finance leases	2.6	3.0
Weighted average discount rate:		
Operating leases	4.9 %	4.6 %
Finance leases	5.2 %	4.8 %

(a) Finance lease assets are recorded net of accumulated amortization of $51 million and $52 million at December 31, 2024 and 2023, respectively.

As of December 31, 2024, maturities of lease liabilities by fiscal year were as follows:

Maturity of Lease Liabilities	Operating Leases		Finance Leases		Total	
2025	$	119	$	7	$	126
2026		102		5		107
2027		75		3		78
2028		52		1		53
2029		37		—		37
Thereafter		52		—		52
Total lease payments		437		16		453
Less: Interest		48		1		49
Present value of lease liabilities	$	389	$	15	$	404

Supplemental income statement information related to the Company's leases is as follows:

	Year Ended December 31,					
Lease Costs	2024		2023		2022	
Operating lease costs	$	122	$	132	$	140
Finance lease costs:						
Amortization of leased assets		11		12		12
Interest on lease liabilities		1		1		1
Other lease costs (a)		23		23		23
Impairment (b)		8		11		6
Less: Sublease income, gross		2		2		2
Net lease cost	$	163	$	177	$	180

_____

(a) Primarily consists of variable lease costs.

(b) Impairment charges relate to the exit and sublease of certain real estate operating leases.

Supplemental cash flow information related to leases was as follows:

	Year Ended December 31,					
	2024		2023		2022	
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases	$	142	$	148	$	162
Operating cash flows from finance leases		1		1		1
Financing cash flows from finance leases		12		13		13
Supplemental non-cash information:						
Lease assets obtained in exchange for lease obligations:						
Operating leases	$	73	$	92	$	92
Finance leases		4		7		14

7. GOODWILL AND INTANGIBLE ASSETS

Goodwill

Changes in the carrying amount of Goodwill and Accumulated impairment losses by reportable segment is as follows:

	Franchise Group	Owned Brokerage Group	Title Group	Total Company
Goodwill (gross) at December 31, 2022	$ 3,953	$ 1,088	$ 455	$ 5,496
Goodwill acquired (a)	—	1	—	1
Goodwill reduction	—	—	—	—
Goodwill (gross) at December 31, 2023	3,953	1,089	455	5,497
Accumulated impairment losses at December 31, 2022	(1,561)	(1,088)	(324)	(2,973)
Goodwill impairment	(25)	—	—	(25)
Accumulated impairment losses at December 31, 2023	(1,586)	(1,088)	(324)	(2,998)
Goodwill (net) at December 31, 2023	$ 2,367	$ 1	$ 131	$ 2,499
Goodwill (gross) at December 31, 2023	$ 3,953	$ 1,089	$ 455	$ 5,497
Goodwill acquired	—	—	—	—
Goodwill reduction	—	—	—	—
Goodwill (gross) at December 31, 2024	3,953	1,089	455	5,497
Accumulated impairment losses at December 31, 2023	(1,586)	(1,088)	(324)	(2,998)
Goodwill impairment	—	—	—	—
Accumulated impairment losses at December 31, 2024 (b)	(1,586)	(1,088)	(324)	(2,998)
Goodwill (net) at December 31, 2024	$ 2,367	$ 1	$ 131	$ 2,499

_____

(a) Goodwill acquired during the year ended December 31, 2023 relates to the acquisition of one real estate brokerage operation.

(b) Includes impairment charges which reduced goodwill by $25 million during 2023, $394 million during 2022, $540 million during 2020, $253 million during 2019, $1,279 million during 2008 and $507 million during 2007.

Intangible Assets

Intangible assets are as follows:

	As of December 31, 2024			As of December 31, 2023		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable—Franchise agreements (a)	$ 2,010	$ 1,189	$ 821	$ 2,010	$ 1,123	$ 887
Indefinite life—Trademarks (b)	$ 584		$ 584	$ 586		$ 586
Other Intangibles						
Amortizable—License agreements (c)	$ 45	$ 17	$ 28	$ 45	$ 16	$ 29
Amortizable—Customer relationships (d)	449	401	48	454	385	69
Indefinite life—Title plant shares (e)	30		30	28		28
Amortizable—Other (f)	4	4	—	7	6	1
Total Other Intangibles	$ 528	$ 422	$ 106	$ 534	$ 407	$ 127

_____

(a) Generally amortized over a period of 30 years.

(b) Primarily related to real estate franchise, title and relocation trademarks which are expected to generate future cash flows for an indefinite period of time. The year ended December 31, 2024 includes $2 million reduction for the sale of a business.

(c) Relates to the Sotheby's International Realty® and Better Homes and Gardens® Real Estate agreements which are being amortized over 50 years (the contractual term of the license agreements).

(d) Relates to the customer relationships which are being amortized over a period of 10 to 20 years.

(e) Ownership in a title plant is required to transact title insurance in certain states. The Company expects to generate future cash flows for an indefinite period of time.

(f) Consists of covenants not to compete which are amortized over their contract lives and other intangibles which are generally amortized over periods ranging from 3 to 5 years.

Intangible asset amortization expense is as follows:

| | For the Year Ended December 31, | | |
	2024	2023	2022
Franchise agreements	$ 66	$ 67	$ 67
License agreements	1	1	1
Customer relationships	21	21	21
Other	1	1	7
Total	$ 89	$ 90	$ 96

Based on the Company's amortizable intangible assets as of December 31, 2024, the Company expects related amortization expense to be approximately $89 million, $89 million, $74 million, $68 million, $68 million and $509 million in 2025, 2026, 2027, 2028, 2029 and thereafter, respectively.

Impairment of Goodwill and Other Indefinite-lived Intangibles

Based upon the impairment analysis performed in the fourth quarter of 2024, there was no impairment of goodwill or other indefinite-lived intangible assets for the year ended December 31, 2024. As a result of the 2023 annual impairment assessment, goodwill at Franchise Group related to the Cartus reporting unit was impaired by $25 million and franchise trademarks were impaired by $25 million. See Note 2, "Summary of Significant Accounting Policies—Impairment of Goodwill, Intangible Assets and Other Long-Lived Assets", for additional information.

8. OTHER CURRENT ASSETS AND ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Other current assets consisted of:

| | December 31, | |
	2024	2023
Prepaid contracts and other prepaid expenses	$ 75	$ 78
Prepaid agent incentives	37	49
Franchisee sales incentives	29	30
Income tax receivables	35	27
Other	30	34
Total other current assets	$ 206	$ 218

Accrued expenses and other current liabilities consisted of:

| | December 31, | |
	2024	2023
Accrued payroll and related employee costs	$ 170	$ 158
Advances from clients	24	29
Accrued volume incentives	27	28
Accrued commissions	41	34
Restructuring accruals	9	14
Deferred income	45	53
Accrued interest	36	34
Current portion of finance lease liabilities	7	9
Due to former parent	40	38
Other	154	176
Total accrued expenses and other current liabilities	$ 553	$ 573

9.   SHORT AND LONG-TERM DEBT

Total indebtedness is as follows:

	December 31,	
	2024	**2023**
Revolving Credit Facility	$ 490	$ 285
Term Loan A Facility	—	206
7.00% Senior Secured Second Lien Notes	630	627
5.75% Senior Notes	558	576
5.25% Senior Notes	444	451
0.25% Exchangeable Senior Notes	399	397
Total Short-Term & Long-Term Debt	$ 2,521	$ 2,542
Securitization Obligations:		
Apple Ridge Funding LLC	$ 140	$ 115

Indebtedness Table

As of December 31, 2024, the Company's borrowing arrangements were as follows:

	Interest Rate	Expiration Date	Principal Amount	Unamortized Premium and Debt Issuance Costs	Net Amount
Revolving Credit Facility (a)	(b)	July 2027 (b)	$ 490	$ *	$ 490
Senior Secured Second Lien Notes (c)	7.00%	April 2030	640	10	630
Senior Notes (d)	5.75%	January 2029	558	—	558
Senior Notes (d)	5.25%	April 2030	449	5	444
Exchangeable Senior Notes (e)	0.25%	June 2026	403	4	399
Total Short-Term & Long-Term Debt			$ 2,540	$ 19	$ 2,521
Securitization obligations: (f)					
Apple Ridge Funding LLC		May 2025	$ 140	$ *	$ 140

————————

* The debt issuance costs related to our Revolving Credit Facility and securitization obligations are classified as a deferred financing asset within other assets.

(a) As of December 31, 2024, the Company had $1,100 million of borrowing capacity under its Revolving Credit Facility. As of December 31, 2024, there were $490 million outstanding borrowings under the Revolving Credit Facility and $33 million of outstanding undrawn letters of credit. On February 21, 2025, the Company had $585 million outstanding borrowings under the Revolving Credit Facility and $33 million of outstanding undrawn letters of credit.

(b) See below under the header "Senior Secured Credit Agreement" for additional information.

(c) See below under the header "7.00% Senior Secured Second Lien Notes" for additional information.

(d) See below under the header "Unsecured Notes" for additional detail and repurchases information in the third quarter of 2024.

(e) See below under the header "Exchangeable Senior Notes" for additional information.

(f) See below under the header "Securitization Obligations" for additional information.

Maturities Table

As of December 31, 2024, the combined aggregate amount of maturities for long-term borrowings for each of the next five years is as follows:

Year	Amount
2025 (a)	$ 490
2026	403
2027	—
2028	—
2029	558

_____

(a) Outstanding borrowings under the Revolving Credit Facility expire in July 2027 (subject to earlier springing maturity) but are classified on the balance sheet as current due to the revolving nature of borrowings and terms and conditions of the facility.

Senior Secured Credit Agreement

The Company's Amended and Restated Credit Agreement dated as of March 5, 2013 (as amended, amended and restated, modified or supplemented from time to time, the "Senior Secured Credit Agreement") governs its senior secured credit facility (the "Senior Secured Credit Facility"), which includes the revolving credit facility (the "Revolving Credit Facility").

The maturity date of the Revolving Credit Facility is July 27, 2027; however, it may spring forward to March 16, 2026 if the 0.25% Exchangeable Senior Notes have not been extended, refinanced or replaced to have a maturity date after October 26, 2027 (or are not otherwise discharged, defeased or repaid by March 16, 2026).

The Senior Secured Credit Facility includes a $1,100 million Revolving Credit Facility which includes a $150 million letter of credit sub-facility.

The interest rate with respect to revolving loans under the Revolving Credit Facility is based on, at Anywhere Group's option, Term Secured Overnight Financing Rate ("SOFR") plus a 10 basis point credit spread adjustment or JP Morgan Chase Bank, N.A.'s prime rate ("ABR"), plus (in each case) an additional margin subject to the following adjustments based on the Company's then current senior secured leverage ratio:

Senior Secured Leverage Ratio	Applicable SOFR Margin	Applicable ABR Margin
Greater than 3.50 to 1.00	2.50%	1.50%
Less than or equal to 3.50 to 1.00 but greater than or equal to 2.50 to 1.00	2.25%	1.25%
Less than 2.50 to 1.00 but greater than or equal to 2.00 to 1.00	2.00%	1.00%
Less than 2.00 to 1.00	1.75%	0.75%

Based on the previous quarter's senior secured leverage ratio, the SOFR margin was 1.75% and the ABR margin was 0.75% for the three months ended December 31, 2024.

The obligations under the Senior Secured Credit Agreement are secured to the extent legally permissible by substantially all of the assets of Anywhere Group, Anywhere Intermediate and all of their domestic subsidiaries, other than certain excluded subsidiaries and subject to certain exceptions.

The Senior Secured Credit Agreement contains financial, affirmative and negative covenants as well as a financial covenant that Anywhere Group maintain (so long as commitments under the Revolving Credit Facility are outstanding) a maximum permitted senior secured leverage ratio, not to exceed 4.75 to 1.00. The leverage ratio is tested quarterly regardless of the amount of borrowings outstanding and letters of credit issued under the Revolving Credit Facility at the testing date. Total senior secured net debt does not include the Apple Ridge securitization obligations or our unsecured indebtedness, including the Unsecured Notes and the Exchangeable Senior Notes. At December 31, 2024, Anywhere Group was in compliance with the senior secured leverage ratio covenant.

Term Loan A Facility and Repayment

The Company's Term Loan A Agreement dated as of October 23, 2015 (as amended, amended and restated, modified or supplemented from time to time, the "Term Loan A Agreement") governed its senior secured term loan A credit facility (the "Term Loan A Facility") until its repayment in full on August 30, 2024. The Company repaid the entire outstanding principal amount of approximately $196 million along with accrued interest under the Term Loan A Facility with a combination of cash on hand and borrowings from the Revolving Credit Facility. The interest rate on outstanding borrowings under the Term Loan A Facility was based on, at the Company's option, Term SOFR plus a 10 basis point credit spread adjustment or ABR, plus (in each case) an additional margin subject to adjustment based on the then current senior secured leverage ratio.

7.00% Senior Secured Second Lien Notes

The 7.00% Senior Secured Second Lien Notes mature on April 15, 2030 and interest is payable semiannually on April 15 and October 15 of each year which commenced October 15, 2023.

The 7.00% Senior Secured Second Lien Notes are guaranteed on a senior secured second priority basis by Anywhere Intermediate and each domestic direct or indirect restricted subsidiary of Anywhere, other than certain excluded entities, that is a guarantor under its Senior Secured Credit Facility and certain of its outstanding debt securities. The 7.00% Senior Secured Second Lien Notes are also guaranteed by Anywhere on an unsecured senior subordinated basis. The 7.00% Senior Secured Second Lien Notes are secured by substantially the same collateral as Anywhere Group's existing first lien obligations under its Senior Secured Credit Facility on a second priority basis.

The indentures governing the 7.00% Senior Secured Second Lien Notes contain various covenants that limit the ability of Anywhere Intermediate, Anywhere Group and Anywhere Group's restricted subsidiaries to take certain actions, which covenants are subject to a number of important exceptions and qualifications. These covenants are substantially similar to the covenants in the indenture governing the 5.75% Senior Notes due 2029 and 5.25% Senior Notes due 2030, as described below under the header "Unsecured Notes".

Unsecured Notes

The 5.75% Senior Notes and 5.25% Senior Notes (collectively the "Unsecured Notes") are unsecured senior obligations of Anywhere Group. The 5.75% Senior Notes mature on January 15, 2029 with interest on such notes payable each year semiannually on January 15 and July 15. The 5.25% Senior Notes mature on April 15, 2030 with interest on such notes payable each year semiannually on April 15 and October 15 which commenced April 15, 2022.

During the third quarter of 2024, the Company repurchased a total of $26 million of its Unsecured Notes, including $24 million held by funds managed by Angelo, Gordon & Co., L.P., a Delaware limited partnership, at an aggregate purchase price of $19 million, plus accrued interest to the respective repurchase dates.

The Company may redeem all or a portion of the 5.75% Senior Notes or 5.25% Senior Notes, as applicable, at the redemption price set forth in the applicable indenture governing such notes, commencing on January 15, 2024 and April 15, 2025, respectively. Prior to those dates, the Company may redeem the applicable notes at its option, in whole or in part, at a redemption price equal to 100% of the principal amount of such notes redeemed plus a "make-whole" premium as set forth in the applicable indenture governing such notes. In addition, prior to the dates noted above, the Company may redeem up to 40% of the notes from the proceeds of certain equity offerings as set forth in the applicable indenture governing such notes.

The Unsecured Notes are guaranteed on an unsecured senior basis by each domestic subsidiary of Anywhere Group that is a guarantor under the Senior Secured Credit Facility and Anywhere Group's outstanding debt securities and are guaranteed by Anywhere Holdings on an unsecured senior subordinated basis.

The indentures governing the Unsecured Notes contain various negative covenants that limit Anywhere Group's and its restricted subsidiaries' ability to take certain actions, which covenants are subject to a number of important exceptions and qualifications. These covenants include limitations on Anywhere Group's and its restricted subsidiaries' ability to (a) incur or guarantee additional indebtedness, or issue disqualified stock or preferred stock, (b) pay dividends or make distributions to their stockholders, (c) repurchase or redeem capital stock, (d) make investments or acquisitions, (e) incur restrictions on the ability of certain of their subsidiaries to pay dividends or to make other payments to Anywhere Group, (f) enter into transactions with affiliates, (g) create liens, (h) merge or consolidate with other companies or transfer all or substantially all of their assets, (i) transfer or sell assets, including capital stock of subsidiaries and (j) prepay, redeem or repurchase debt that is subordinated in right of payment to the Unsecured Notes.

In particular, under the Unsecured Notes:

- the cumulative credit basket is not available to repurchase shares to the extent the consolidated leverage ratio is equal to or greater than 4.0 to 1.0 on a pro forma basis giving effect to such repurchase;

- the consolidated leverage ratio must be less than 3.0 to 1.0 to use the unlimited general restricted payment basket; and

- a restricted payment basket is available for up to $45 million of dividends per calendar year (with any actual dividends deducted from the available cumulative credit basket).

The consolidated leverage ratio is measured by dividing Anywhere Group's total net debt (excluding securitizations) by the trailing twelve-month EBITDA. EBITDA, as defined in the applicable indentures governing the Unsecured Notes, is substantially similar to EBITDA calculated on a Pro Forma Basis, as those terms are defined in the Senior Secured Credit Agreement. Net debt under the indentures governing the Unsecured Notes is Anywhere Group's total indebtedness (excluding securitizations) less (i) its cash and cash equivalents in excess of restricted cash and (ii) a $200 million seasonality adjustment permitted when measuring the ratio on a date during the period of March 1 to May 31.

Exchangeable Senior Notes

In June 2021, Anywhere Group issued $403 million of 0.25% Exchangeable Senior Notes due 2026. The net proceeds from the offering were used to pay the cost of the exchangeable note hedge transactions described below (partially offset by proceeds from the warrant transactions described below). The Exchangeable Senior Notes mature on June 15, 2026 with semiannually interest payments on June 15 and December 15.

The Exchangeable Senior Notes are guaranteed on an unsecured senior basis by each domestic subsidiary of Anywhere Group that is a guarantor under the Senior Secured Credit Facility and Anywhere Group's outstanding debt securities and are guaranteed by Anywhere on an unsecured senior subordinated basis.

Noteholders have the right to exchange their Exchangeable Senior Notes before March 15, 2026 upon the occurrence of certain events (as described in the indenture governing the notes) and on or after March 15, 2026 at their election until the close of business on the second scheduled trading day immediately before the maturity date of the notes. Upon exchange, Anywhere Group will pay cash up to the principal amount being exchanged and pay or deliver cash, shares of the Company's common stock or a combination of both at the Company's election for the portion of the exchange obligation in excess of the aggregate principal amount being exchanged.

The initial exchange rate for Exchangeable Senior Notes is 40.8397 shares of the Company's common stock per $1,000 principal amount of notes (which represents an initial exchange price of approximately $24.49 per share). The exchange rate and exchange price are subject to customary adjustments upon the occurrence of certain events and may be increased for a specified period of time if a "Make-Whole Fundamental Change" (as defined in the indenture governing the Exchangeable Senior Notes) occurs. Initially, a maximum of approximately 23,013,139 shares of the Company's common stock may be issued upon the exchange of the Exchangeable Senior Notes, based on the initial maximum exchange rate of 57.1755 shares of the Company's common stock per $1,000 principal amount of notes, which is subject to customary anti-dilution adjustment provisions.

The Exchangeable Senior Notes are redeemable, in whole or in part, at the Company's option between June 20, 2024 and maturity, if the Company's common stock exceeds 130% of the exchange price for at least 20 trading days, at a cash redemption price equal to the principal amount of the Exchangeable Senior Notes to be redeemed plus accrued and unpaid interest. In addition, calling any Exchangeable Senior Notes for redemption will constitute a Make-Whole Fundamental Change which may increase the exchange rate applicable to the exchange of that note in certain circumstances. In addition, if certain corporate events that constitute a "Fundamental Change" (as defined in the indenture governing the Exchangeable Senior Notes) occurs, then noteholders may require the Company to repurchase their Exchangeable Senior Notes at a cash repurchase price equal to the principal amount of the notes to be repurchased, plus accrued and unpaid interest. The indenture governing the Exchangeable Senior Notes also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the Exchangeable Senior Notes to become or to be declared due and payable.

Exchangeable Note Hedge and Warrant Transactions

In relation to the pricing of the Exchangeable Senior Notes and the exercise by the initial purchasers to buy more notes, the Company engaged in exchangeable note hedge transactions with certain counterparties (the "Option Counterparties"). These transactions, which cost a total of $67 million, protect against potential dilution in the Company's common stock underlying the Notes, with adjustments similar to those applicable to the Exchangeable Senior Notes.

Simultaneously, as part of these transactions, the Company entered into warrant transactions with the Option Counterparties selling warrants to purchase, subject to customary adjustments, up to the same number of shares of the Company's common stock. The initial strike price for the warrants was $30.6075 per share, and the Company received $46 million in cash from these transactions.

The combined effect of acquiring exchangeable note hedges and selling warrants is aimed at mitigating potential dilution and/or cash payments upon the exchange of the Exchangeable Senior Notes, effectively raising the overall exchange price from $24.49 to $30.6075 per share.

Securitization Obligations

Anywhere Group has secured obligations through Apple Ridge Funding LLC under a securitization program which expires in May 2025. As of December 31, 2024, the Company had $200 million of borrowing capacity under the Apple Ridge Funding LLC securitization program with $140 million being utilized leaving $60 million of available capacity subject to maintaining sufficient relocation related assets to collateralize the securitization obligation.

The Apple Ridge entities are consolidated special purpose entities that are utilized to securitize relocation receivables and related assets. These assets are generated from advancing funds on behalf of clients of Anywhere Group's relocation operations in order to facilitate the relocation of their employees. Assets of these special purpose entities are not available to pay Anywhere Group's general obligations. Under the Apple Ridge securitization program, provided no termination or amortization event has occurred, any new receivables generated under the designated relocation management agreements are sold into the securitization program and as new eligible relocation management agreements are entered into, the new agreements are designated to the program.

The Apple Ridge securitization program has restrictive covenants and trigger events, the occurrence of which could restrict our ability to access new or existing funding under this facility or result in termination of the facility, either of which would adversely affect the operation of the Company's relocation services.

Certain of the funds that Anywhere Group receives from relocation receivables and related assets are required to be utilized to repay securitization obligations. These obligations are collateralized by $156 million and $146 million of underlying relocation receivables and other related relocation assets at December 31, 2024 and 2023, respectively. Substantially all relocation related assets are realized in less than twelve months from the transaction date. Accordingly, all of Anywhere Group's securitization obligations are classified as current in the accompanying Consolidated Balance Sheets.

Interest incurred in connection with borrowings under the facility amounted to $10 million and $12 million for the years ended December 31, 2024 and 2023, respectively. This interest is recorded within net revenues in the accompanying Consolidated Statements of Operations as related borrowings are utilized to fund Anywhere Group's relocation operations where interest is generally earned on such assets. The securitization obligations represent floating rate debt for which the average weighted interest rate was 7.9% and 7.5% for the years ended December 31, 2024 and 2023, respectively.

Gain/Loss on the Early Extinguishment of Debt

During the year ended December 31, 2024, the Company recorded gains on the early extinguishment of debt totaling $7 million as a result of the repurchases of Unsecured Notes occurring in the third quarter of 2024.

During the year ended December 31, 2023, the Company recorded gains on the early extinguishment of debt totaling $169 million which consisted of $151 million as a result of the debt exchange transactions and $18 million as a result of the open market repurchases occurring in the third quarter of 2023.

During the year ended December 31, 2022, the Company recorded a loss on the early extinguishment of debt of $96 million, as a result of the refinancing transactions during 2022, which included $80 million related to the make-whole premiums paid in connection with the early redemption of the 7.625% Senior Secured Second Lien Notes due 2025 and 9.375% Senior Notes due 2027.

10.   FRANCHISING AND MARKETING ACTIVITIES

Domestic franchisee agreements generally require the franchisee to pay the Company an initial franchise fee for the franchisee's principal office plus a royalty fee that is a percentage of gross commission income, if any, earned by the franchisee. Franchisee fees can be structured in numerous ways. The Company utilizes multiple franchise fee models, including: (i) volume-based incentive (under which royalty fee rate is subject to reduction based on volume incentives); (ii) flat percentage royalty fee (under which the franchisee pays a fixed percentage of their commission income); (iii) capped fee (under which the franchisee pays a royalty fee capped at a set amount per independent sales agents per year); and (iv) tiered royalty fee (under which the franchisee pays a percentage of their gross commission income as a royalty fee). The volume incentives currently in effect vary for each eligible franchisee for which the Company provides a detailed table that describes the gross revenue thresholds required to achieve a volume incentive and the corresponding incentive amounts and are subject to change.

Domestic initial franchise fees and international area development fees were $5 million, $5 million and $4 million for each of the years ended December 31, 2024, 2023 and 2022, respectively. Franchise royalty revenue is recorded net of annual volume incentives provided to real estate franchisees of $46 million, $43 million and $61 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company's wholly-owned real estate brokerage services segment, Owned Brokerage Group, pays royalties to the Company's franchise business; however, such amounts are eliminated in consolidation. Owned Brokerage Group paid royalties to Franchise Group of $304 million, $301 million and $358 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Marketing fees are generally paid by the Company's real estate franchisees and are generally calculated based on a specified percentage of gross closed commissions earned on real estate transactions, and may be subject to certain minimum and maximum payments. Brand marketing fund revenue was $75 million, $82 million and $89 million for the years ended December 31, 2024, 2023 and 2022, respectively, which included marketing fees paid to Franchise Group from Owned Brokerage Group of $15 million, $14 million and $15 million for the years ended December 31, 2024, 2023 and 2022, respectively. As provided for in the franchise agreements and generally at the Company's discretion, all of these fees are to be expended for marketing purposes.

The number of franchised and company owned offices in operation are as follows:

	(Unaudited) As of December 31,		
	2024	**2023**	**2022**
Franchised (domestic and international):			
Century 21®	10,986	11,972	13,611
ERA®	2,291	2,395	2,407
Coldwell Banker®	2,145	2,140	2,100
Coldwell Banker Commercial®	208	189	171
Sotheby's International Realty®	1,065	1,071	1,035
Better Homes and Gardens® Real Estate	386	440	418
Corcoran®	124	96	82
Total Franchised	17,205	18,303	19,824
Company owned:			
Coldwell Banker®	506	551	606
Sotheby's International Realty®	44	44	44
Corcoran®	25	28	29
Total Company Owned	575	623	679

The number of franchised and company owned offices (in the aggregate) changed as follows:

	(Unaudited) For the Year Ended December 31,		
	2024	**2023**	**2022**
Franchised (domestic and international):			
Beginning balance	18,303	19,824	20,355
Additions	403	571	548
Terminations	(1,501)	(2,092)	(1,079)
Ending balance	17,205	18,303	19,824
Company owned:			
Beginning balance	623	679	675
Additions	1	5	46
Closures	(49)	(61)	(42)
Ending balance	575	623	679

As of December 31, 2024, there were an insignificant number of franchise agreements that were executed for which offices are not yet operating. Additionally, as of December 31, 2024, there were an insignificant number of franchise agreements pending termination.

In order to assist franchisees in converting to one of the Company's brands or as an incentive to renew their franchise agreement, the Company may at its discretion, provide incentives, primarily in the form of conversion notes or other note-backed funding. Provided the franchisee meets certain minimum annual revenue thresholds during the term of the notes and is in compliance with the terms of the franchise agreement, the amount of the note is forgiven annually in equal ratable amounts generally over the life of the franchise agreement. If the revenue performance thresholds are not met or the franchise agreement terminates, franchisees may be required to repay a portion of the outstanding notes. The amount of such franchisee conversion notes or other note-backed funding was $164 million and $174 million at December 31, 2024 and 2023, respectively. These notes are principally classified within other non-current assets in the Company's Consolidated Balance Sheets. The Company recorded a contra-revenue in the statement of operations related to the forgiveness and impairment of these notes and other sales incentives of $35 million, $34 million and $45 million for the years ended December 31, 2024, 2023 and 2022, respectively.

11.   EMPLOYEE BENEFIT PLANS

DEFINED BENEFIT PENSION PLAN

The Company's defined benefit pension plan was closed to new entrants as of July 1, 1997 and existing participants do not accrue any additional benefits. The net periodic pension cost for 2024 was $2 million and was comprised of interest cost of approximately $5 million and the amortization of the actuarial net loss of $2 million, offset by a benefit of $5 million for the expected return on assets. The net periodic pension cost for 2023 was $3 million and was comprised of interest cost of approximately $5 million and the amortization of the actuarial net loss of $3 million, offset by a benefit of $5 million for the expected return on assets.

At December 31, 2024 and 2023, the accumulated benefit obligation of this plan was $92 million and $100 million, respectively, and the fair value of the plan assets were $80 million and $86 million, respectively, resulting in an unfunded accumulated benefit obligation of $12 million and $14 million, respectively, which is recorded in Other current and non-current liabilities in the Consolidated Balance Sheets.

Estimated future benefit payments from the plan as of December 31, 2024 are as follows:

Year	Amount
2025	$ 9
2026	9
2027	9
2028	8
2029	8
2030 through 2034	37

The minimum funding required during 2025 is estimated to be $2 million.

The following table presents the fair values of plan assets by category as of December 31, 2024:

Asset Category	Quoted Price in Active Market for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Total
Cash and cash equivalents	$ 2	$ —	$ —	$ 2
Equity securities	—	—	—	—
Fixed income securities	—	39	—	39
Total	$ 2	$ 39	$ —	$ 41
Plan assets measured at Net Asset Value ("NAV") (a)				39
Total plan assets				$ 80

_____

(a)   The fair values of these plan assets were determined using the NAV as a practical expedient and therefore have not been classified in the fair value hierarchy.

The following table presents the fair values of plan assets by category as of December 31, 2023:

Asset Category	Quoted Price in Active Market for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Total
Cash and cash equivalents	$ 3	$ —	$ —	$ 3
Equity securities	—	—	—	—
Fixed income securities	—	35	—	35
Total	$ 3	$ 35	$ —	38
Plan assets measured at NAV (a)				48
Total plan assets				$ 86

_____

(a) The fair values of these plan assets were determined using the NAV as a practical expedient and therefore have not been classified in the fair value hierarchy.

OTHER EMPLOYEE BENEFIT PLANS

The Company also maintains post-retirement health and welfare plans for certain subsidiaries and a non-qualified pension plan for certain individuals. The related projected benefit obligation for these plans accrued on the Company's Consolidated Balance Sheets (primarily within other non-current liabilities) was $3 million at both December 31, 2024 and 2023.

DEFINED CONTRIBUTION SAVINGS PLAN

The Company sponsors a defined contribution savings plan that provides certain of its eligible employees an opportunity to accumulate funds for retirement and has a Company match for a portion of the contributions made by participating employees. The Company's cost for contributions to this plan was $21 million, $21 million and $22 million for the years ended December 31, 2024, 2023 and 2022, respectively.

12. INCOME TAXES

The components of pretax loss for domestic and foreign operations consisted of the following:

	Year Ended December 31,		
	2024	2023	2022
Domestic	$ (133)	$ (119)	$ (368)
Foreign	4	6	17
Pretax loss	$ (129)	$ (113)	$ (351)

The components of income tax benefit consisted of the following:

	Year Ended December 31,		
	2024	2023	2022
Current:			
Federal	$ (2)	$ 9	$ 24
State	(1)	5	—
Foreign	3	4	4
Total current	—	18	28
Deferred:			
Federal	(13)	(31)	(78)
State	11	(2)	(18)
Foreign	—	—	—
Total deferred	(2)	(33)	(96)
Income tax benefit	$ (2)	$ (15)	$ (68)

A reconciliation of the Company's effective income tax rate at the U.S. federal statutory rate of 21% to the actual expense was as follows:

	Year Ended December 31,		
	2024	2023	2022
Federal statutory rate	21 %	21 %	21 %
State and local income taxes, net of federal tax benefits	5	1	3
Non-deductible equity compensation	(1)	(1)	—
Non-deductible executive compensation	(4)	(4)	(1)
Goodwill impairment	—	(5)	(8)
Uncertain tax positions	—	—	(1)
Tax credits (a)	5	6	7
Net change in valuation allowance (b)	(21)	(5)	—
Other permanent differences	(3)	—	(2)
Effective tax rate	2 %	13 %	19 %

_____

(a)   This item in 2022 includes a benefit related to the completion of a research tax credit study for tax years 2016 through 2022.

(b)   As a result of the Company's recent history of losses, the Company increased the valuation allowance, primarily on foreign tax credits and state net operating losses.

Deferred income taxes result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the deferred income tax assets and liabilities are as follows:

	December 31,	
	2024	2023
Deferred income tax assets:		
Net operating loss carryforwards	$ 37	$ 36
Tax credit carryforwards	32	28
Accrued liabilities and deferred income	108	117
Interest expense limitation carryforward	20	5
Operating leases	105	120
Minimum pension obligations	12	13
Provision for doubtful accounts	9	10
Liability for unrecognized tax benefits	2	2
Total deferred tax assets	325	331
Less: valuation allowance	(51)	(25)
Total deferred income tax assets after valuation allowance	274	306
Deferred income tax liabilities:		
Depreciation and amortization	367	384
Operating leases	87	99
Prepaid expenses	9	9
Basis difference in investment in joint ventures	18	21
Total deferred tax liabilities	481	513
Net deferred income tax liabilities	$ (207)	$ (207)

As of December 31, 2024, the Company's deferred tax asset for net operating loss carryforwards is primarily related to certain state net operating loss carryforwards which expire between 2025 and 2036. The Company's deferred tax asset for tax credits carryforwards is primarily related to foreign tax credits which expire between 2024 and 2034. The Company's interest expense limitation carryforward never expires.

Accounting for Uncertainty in Income Taxes

The Company utilizes the FASB guidance for accounting for uncertainty in income taxes, which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The Company reflects changes in its liability for unrecognized tax benefits as income tax expense in the Consolidated Statements of Operations. As of December 31, 2024, the Company's gross liability for unrecognized tax benefits was $20 million, of which $18 million would affect the Company's effective tax rate, if recognized.

The Company files U.S., state and foreign income tax returns in jurisdictions with varying statutes of limitations. Tax returns for the 2006 through 2024 tax years remain subject to examination by federal and certain state tax authorities. In significant foreign jurisdictions, tax returns for the 2018 through 2024 tax years generally remain subject to examination by their respective tax authorities. The Company believes that it is reasonably possible that the total amount of its unrecognized tax benefits could decrease by $12 million in certain taxing jurisdictions where the statute of limitations is set to expire within the next twelve months.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in interest expense and operating expenses, respectively. The Company recognized an increase in interest expense of $1 million in each of the years ended December 31, 2024, 2023 and 2022.

The rollforward of unrecognized tax benefits are summarized in the table below:

Unrecognized tax benefits—January 1, 2022	$	17
Gross increases - tax positions in prior periods		3
Gross decreases - tax positions in prior periods		(1)
Gross increases - tax positions in current period		1
Unrecognized tax benefits—December 31, 2022		20
Gross decreases - tax positions in prior periods		(1)
Gross increases - tax positions in current period		1
Unrecognized tax benefits—December 31, 2023		20
Gross decreases - tax positions in prior periods		(1)
Gross increases - tax positions in current period		1
Unrecognized tax benefits—December 31, 2024	$	20

The Company is subject to income taxes in the United States and several foreign jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes and recording related assets and liabilities. In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. The Company is regularly under audit by tax authorities whereby the outcome of the audits is uncertain. The Company believes there is appropriate support for positions taken on its tax returns. The liabilities that have been recorded represent the best estimates of the probable loss on certain positions and are adequate for all open years based on an assessment of many factors including past experience and interpretations of tax law applied to the facts of each matter. However, the outcomes of tax audits are inherently uncertain.

Tax Sharing Agreement

Under the Tax Sharing Agreement with Cendant, Wyndham Worldwide and Travelport, the Company is generally responsible for 62.5% of payments made to settle claims with respect to tax periods ending on or prior to December 31, 2006 that relate to income taxes imposed on Cendant and certain of its subsidiaries, the operations (or former operations) of which were determined by Cendant not to relate specifically to the respective businesses of Anywhere, Wyndham Worldwide, Avis Budget or Travelport. With respect to any remaining residual legacy Cendant tax liabilities, the Company and its former parent believe there is appropriate support for the positions taken on Cendant's tax returns. However, tax audits and any related litigation, including disputes on the allocation of tax liabilities between parties under the Tax Sharing Agreement, could result in outcomes for the Company that are different from those reflected in the Company's historical financial statements.

13. STOCK-BASED COMPENSATION

The Company grants stock-based compensation awards to certain senior management members, employees and directors. These awards include non-qualified stock options, restricted stock unit ("RSU") awards, and performance share unit ("PSU") awards.

Equity Based Awards

2018 Long-Term Incentive Plan

The Company's stockholders approved the Second Amended and Restated 2018 Long-Term Incentive Plan (the "2018 Plan") at the 2023 Annual Meeting of Stockholders held on May 3, 2023. Under the 2018 Plan, a total of 14 million shares were authorized for issuance and as of December 31, 2024, approximately 1.8 million shares remain available for future grants.

Equity Grant Provisions

The form of equity award agreements includes a retirement provision for equity grants, allowing for continued vesting of awards once an employee has attained the age of 65 years, or 55 years of age or older plus at least ten years of tenure with the Company, provided the employee has been employed or provided services to the Company for at least one year following the grant date or start of the performance period. Historically, equity awards granted annually generally included a mix of RSU awards, PSU awards and options. However, in 2020 the Company shifted away from granting options, limited equity awards to a small group of executives and granted other key employees cash-based awards.

Restricted Stock Units (RSUs)

RSU awards vest over three years, with 33.33% vesting on each anniversary of the grant date. The fair value of RSU awards is equal to the closing sale price of the Company's common stock on the grant date. During 2024, the Company granted RSU awards related to 1.7 million shares with a weighted average grant date fair value of $5.87. These include shares granted to certain executives in February 2024 and directors in May 2024. At December 31, 2024, there were 3.1 million shares underlying share-settled RSUs outstanding with a weighted average grant date fair value of $6.99.

Performance Share Units (PSUs)

PSU awards are incentives tied to the Company's financial performance. PSUs granted in 2023 and 2022 were based on two metrics over a three-year performance period which began January 1st of the grant year and ends on December 31st of the third year following the grant year. The first metric was based upon the total stockholder return of Anywhere's common stock relative to the total stockholder return of the S&P MidCap 400 index ("RTSR"), and the second metric was based upon the achievement of cumulative free cash flow goals ("CFCF"). The payout under each PSU award is variable and based upon the extent to which the performance goals are achieved over the performance period (with a range of payout from 0% to 175% of target for the RTSR award and 0% to 200% of target for the CFCF award) and will be distributed during the first quarter after the end of the performance period. The fair value of the CFCF awards was based on the Company's stock price at the grant date and the fair value of the RTSR awards was estimated at the grant date using the Monte Carlo Simulation method.

The 2024 PSU awards are tied to three equally weighted, annually established free cash flow goals, averaged over a three-year performance period ending December 31, 2026. Final payouts are subject to a potential 15% upward or downward adjustment based on the Company's relative total stockholder return against its compensation peer group (with double weighting for direct real estate competitors). Consistent with FASB ASC Topic 718, the grant date for each third of the 2024 PSU award will occur as performance targets are established annually. The fair value for each third of the 2024 PSU award is estimated using the Monte Carlo Simulation method on its respective grant date, with compensation expense recorded over the corresponding performance year and adjusted based on actual performance relative to the established free cash flow target. Of the total 2024 PSU award of 1.3 million units at target, 0.4 million units were granted in February 2024 with a grant date fair value of $6.44, to align with the 2024 established free cash flow target. As of December 31, 2024, there were 2.6 million performance share units outstanding with a weighted average grant date fair value of $8.40.

Stock Options

Stock options have a maximum term of ten years and vest over four years, with 25% vesting on each anniversary of the grant date. The options have an exercise price equal to the closing sale price of the Company's common stock on the grant date. The fair value of options is estimated on the grant date using the Black-Scholes option-pricing model. At December 31, 2024, there were 1.4 million options outstanding with a weighted average exercise price of $21.97, all of which are exercisable with an intrinsic value of zero and a weighted average remaining contractual life of 3.3 years. The Company has not granted options since 2019, and forfeiture and exercise activity was immaterial for the year ended December 31, 2024.

Equity Based Compensation Expense

As of December 31, 2024, based on current performance achievement expectations, there was $17 million of unrecognized compensation cost related to incentive equity awards under the plans which would be recorded in future periods as compensation expense over a remaining weighted average period of approximately 1.7 years. The Company recorded compensation expense related to the incentive equity awards of $17 million, $12 million and $22 million for the years ended December 31, 2024, 2023 and 2022, respectively.

14.   RESTRUCTURING COSTS

Restructuring charges for the years ended December 31, 2024, 2023 and 2022 were $32 million, $49 million and $32 million, respectively. The components of the restructuring charges for the years ended December 31, 2024, 2023 and 2022 were as follows:

| | Years Ended December 31, | | |
	2024	2023	2022
Personnel-related costs (a)	$ 15	$ 21	$ 16
Facility-related costs (b)	15	28	16
Other (c)	2	—	—
Total restructuring charges (d)	$ 32	$ 49	$ 32

_____

(a) Personnel-related costs consist of severance costs provided to employees who have been terminated.

(b) Facility-related costs consist of costs associated with planned facility closures such as contract termination costs, amortization of lease assets that will continue to be incurred under the contract for its remaining term without economic benefit to the Company, accelerated depreciation on asset disposals and other facility and employee relocation related costs.

(c) Other restructuring costs consist of costs related to professional fees, consulting fees and other costs associated with restructuring activities which are primarily recorded at Corporate.

(d) Restructuring charges for the year ended December 31, 2024 include $2 million of expense related to the Reimagine25 Plan, $26 million of expense related to the Operational Efficiencies Plan and $4 million of expense related to prior restructuring plans. Restructuring charges for the year ended December 31, 2023 include $43 million of expense related to the Operational Efficiencies Plan and $6 million of expense related to prior restructuring plans. Restructuring charges for the year ended December 31, 2022 include $20 million of expense related to the Operational Efficiencies Plan and $12 million of expense related to prior restructuring plans.

Reimagine25: Strategic Transformation Initiative

In 2025, the Company launched Reimagine25 to transform how it operates as a Company, seizing new opportunities unlocked by generative AI and other emerging technologies to deliver better experiences for its customers faster and at lower cost. These efforts position the Company for long-term success and a stronger competitive edge in an ever-evolving industry. As part of Reimagine25, the Company expects to incur restructuring costs to implement these changes. While these costs will likely include investments in technology, process optimization, and workforce realignment, the Company is still evaluating the scope of the program.

Operational Efficiencies Plan

The Company's Operational Efficiencies Plan, which began at the end of 2022, improved operational efficiency, reduced office footprint costs, and centralized operational support. Additionally, the Company implemented a workforce reduction due to housing market trends and invested in digital transformation and technology to support its agents, franchisees, and consumers.

The following is a reconciliation of the beginning and ending reserve balances related to the Operational Efficiencies Plan:

	Personnel-related costs	Facility-related costs	Total
Balance at December 31, 2023	$ 10	$ 4	$ 14
Restructuring charges (a)	15	11	26
Costs paid or otherwise settled	(18)	(12)	(30)
Balance at December 31, 2024	$ 7	$ 3	10

_____

(a) In addition, the Company incurred $8 million of facility-related costs for lease asset impairments in connection with the Operational Efficiencies Plan during the year ended December 31, 2024.

The following table shows the total costs by type of cost related to the Operational Efficiencies Plan:

	Total amount expected to be incurred	Amount incurred to date	Total amount remaining to be incurred
Personnel-related costs	$ 50	$ 50	$ —
Facility-related costs	39	39	—
Total	$ 89	$ 89	$ —

The following table shows the total costs by reportable segment and in Corporate and Other related to the Operational Efficiencies Plan:

	Total amount expected to be incurred	Amount incurred to date	Total amount remaining to be incurred
Franchise Group	$ 17	$ 17	$ —
Owned Brokerage Group	54	54	—
Title Group	5	5	—
Corporate and Other	13	13	—
Total	$ 89	$ 89	$ —

Prior Restructuring Plans

During 2019, the Company took various strategic initiatives to reduce costs and institute operational and facility related efficiencies to drive profitability. During 2020, as a result of the COVID-19 pandemic, the Company transitioned substantially all of its employees to a remote-work environment which allowed the Company to reevaluate its office space needs. As a result, additional facility and operational efficiencies were identified and implemented which included the transformation of its corporate headquarters in Madison, New Jersey to an open-plan innovation hub. At December 31, 2023, the remaining liability related to these initiatives was $9 million. During the year ended December 31, 2024, the Company incurred $4 million of costs and paid or settled $6 million of costs resulting in a remaining accrual of $7 million at December 31, 2024. The remaining accrual of $7 million and total amount remaining to be incurred of $13 million primarily relate to the transformation of the Company's corporate headquarters.

15. COMMITMENTS AND CONTINGENCIES

Litigation

The Company is involved in various claims, legal proceedings, alternative dispute resolution and governmental inquiries or regulatory actions, including the matters described below.

Litigation and other disputes are inherently unpredictable and subject to substantial uncertainties. Even cases brought by us can involve counterclaims asserted against us and even in matters in which we are not a named party, regulatory investigations and other litigation can have significant implications for the Company, particularly to the extent that changes in industry rules and practices can directly impact us. In addition, litigation and other legal matters, including class action lawsuits, multi-party litigation and regulatory proceedings challenging practices that have broad impact, can be costly to defend and, depending on the class size and claims, could be costly to settle. Certain types of claims, such as RESPA and antitrust laws, generally provide for joint and several liability and treble damages. Insurance coverage may be unavailable for certain types of claims (including antitrust and Telephone Consumer Protection Act ("TCPA") litigation), insurance carriers may dispute coverage, and even where coverage is provided, it may not cover the full amount of losses the Company incurs.

The Company believes that it has adequately accrued for legal matters as appropriate. The Company records litigation accruals for legal matters when it is both probable that a liability will be incurred, and the amount of the loss can be reasonably estimated. Where the reasonable estimate of the probable loss is a range, the Company records as an accrual in its financial statements the most likely estimate of the loss, or the low end of the range if there is no "most likely" estimate. For other litigation, management is unable to provide a meaningful estimate of the possible loss or range of possible losses that could potentially result from such litigation.

The captioned matters described herein cover evolving, complex litigation and the Company assesses its accruals on an ongoing basis taking into account the procedural stage and developments in the litigation. The Company could incur charges or judgments or enter into settlements of claims, based upon future events or developments, with liabilities that are materially in excess of amounts accrued and these judgments or settlements could have a material adverse effect on the Company's financial condition, results of operations or cash flows in any particular period. As such, an increase in accruals for one or more of these matters in any reporting period may have a material adverse effect on the Company's results of operations and cash flows for that period.

From time to time, even if the Company believes it has substantial defenses, it may consider litigation settlements based on a variety of circumstances.

Litigation contingencies incurred in connection with industry-wide antitrust lawsuits and class action lawsuits were: $2 million for the year ended December 31, 2024; $43 million for the year ended December 31, 2023; and $63 million for the year ended December 31, 2022.

All of these matters are presented as currently captioned, but as noted elsewhere in this Annual Report, Realogy Holdings Corp. has been renamed Anywhere Real Estate Inc.

Antitrust Litigation

The three bulleted cases directly below are class actions covering sellers of homes utilizing a broker during the class period that challenge residential real estate industry rules and practices that require an offer of compensation and payment of buyer-broker commissions and certain alleged associated practices, including in the following cases:

- *Burnett, Hendrickson, Breit, Trupiano, and Keel v. The National Association of Realtors, Realogy Holdings Corp., Homeservices of America, Inc., BHH Affiliates LLC, HSF Affiliates, LLC, RE/MAX LLC, and Keller Williams Realty, Inc.* (U.S. District Court for the Western District of Missouri) (formerly captioned as *Sitzer*);

- *Moehrl, Cole, Darnell, Ramey, Umpa and Ruh v. The National Association of Realtors, Realogy Holdings Corp., Homeservices of America, Inc., BHH Affiliates, LLC, The Long & Foster Companies, Inc., RE/MAX LLC, and Keller Williams Realty, Inc.* (U.S. District Court for the Northern District of Illinois); and

- *Nosalek, Hirschorn and Hirschorn v. MLS Property Information Network, Inc., Realogy Holdings Corp., Homeservices of America, Inc., BHH Affiliates, LLC, HSF Affiliates, LLC, RE/MAX LLC, and Keller Williams Realty, Inc.* (U.S. District Court for the District of Massachusetts).

In October 2023, the Company agreed to a settlement, on a nationwide basis, of all claims asserted or that could have been asserted against Anywhere in the Burnett, Moehrl and Nosalek cases, including claims asserted on behalf of home sellers in similar matters (the "Anywhere Settlement") and the court granted final approval of the Anywhere Settlement on May 9, 2024. The final approval has been appealed by several parties, including a plaintiff class member from the Batton buy-side case (described below), specifically claiming that the release in the Anywhere Settlement should not release any buy-side claims that sellers may also have.

The Anywhere Settlement releases the Company, all subsidiaries, brands, affiliated agents, and franchisees from all claims that were or could have been asserted by all persons who sold a home that was listed on a multiple listing service anywhere in the United States where a commission was paid to any brokerage in connection with the sale of the home in the relevant class period. The Anywhere Settlement is not an admission of liability, nor does it concede or validate any of the claims asserted against Anywhere.

Under the terms of the nationwide Anywhere Settlement, Anywhere has agreed to injunctive relief as well as monetary relief of $83.5 million, of which $30 million has been paid and the remaining $53.5 million will be due within 21 business days after all appellate rights are exhausted, the timing of which is uncertain. The Company currently expects the payment to occur no earlier than mid-2025.

The Anywhere Settlement includes injunctive relief for a period of five years, requiring practice changes in the Company owned brokerage operations and that the Company recommend and encourage these same practice changes to its independently owned and operated franchise network. The injunctive relief, includes but is not limited to, reminding Company owned brokerages, franchisees and their respective agents that Anywhere has no rule requiring offers of compensation to buyer brokers; prohibiting Company-owned brokerages (and recommending to franchisees) and agents from using technology (or manually) to sort listings by offers of compensation, unless requested by the client; eliminating any minimum client commission for Company-owned brokerages; and refraining from adopting any requirement that Company-owned brokerages, franchisees or their respective agents belong to NAR or follow NAR's Code of Ethics or MLS handbook. The practice changes are to take place no later than six months after the Anywhere Settlement receives final court approval and all appellate rights are exhausted.

In addition, since late October 2023, dozens of copycat additional lawsuits with similar or related claims have been filed against various real estate brokerages, NAR, MLSs, and/or state and local Realtor associations, about a third of which name Anywhere, its subsidiaries or franchisees. In those cases, plaintiffs have generally either agreed to dismiss or stay the actions against Anywhere, its subsidiaries or franchisees pending the conclusion of the appeals of the trial court's grant of final approval of the Anywhere Settlement.

Separately, a putative nationwide class action on behalf of home buyers (instead of sellers) captioned *Batton, Bolton, Brace, Kim, James, Mullis, Bisbicos and Parsons v. The National Association of Realtors, Realogy Holdings Corp., Homeservices of America, Inc., BHH Affiliates, LLC, HSF Affiliates, LLC, The Long & Foster Companies, Inc., RE/MAX LLC, and Keller Williams Realty, Inc.* (U.S. District Court for the Northern District of Illinois Eastern Division) was filed on January 25, 2021 ("*Batton*", formerly captioned as Leeder), in which the plaintiffs take issue with certain NAR policies, including those related to buyer-broker compensation at issue in the Moehrl,Burnett and Nosalek matters, but claim the alleged conspiracy has harmed buyers (instead of sellers), and seek a permanent injunction enjoining NAR from establishing in the future the same or similar rules, policies, or practices as those challenged in the action as well as an award of damages and/or restitution, interest, and reasonable attorneys' fees and expenses. The only claims remaining outstanding are state law claims. The Company's motion to dismiss has been denied. The Company disputes the allegations against it in this case, believes it has substantial defenses to plaintiffs' claims, and is vigorously defending this litigation. In addition to these substantial defenses, the final approval of the Anywhere Settlement has limited the size of the *Batton* case because the settling plaintiffs are releasing claims of the type alleged in *Batton*. As noted above, the named plaintiffs in the *Batton* case have filed an appeal of the final approval of the Anywhere Settlement, objecting to the release of buy-side claims in that settlement.

Homie Technology v. National Association of Realtors, et al. (U.S. District Court for the District of Utah). On August 22, 2024, Homie Technology filed a complaint against NAR, the Company, several other real estate brokerages and franchisors and a MLS, seeking damages and injunctive relief, alleging that the defendants had conspired to exclude Homie and other new market entrants from the market for real estate brokerage services. The alleged conspiracy includes creating a market structure that facilitates boycotts of new entrants, including through the implementation and enforcement of NAR rules governing the operation of MLSs, which Homie claims to be exclusionary. Homie asserts violations of federal and state antitrust laws along with a common law claim of economic harm. The Company filed a motion to dismiss on October 18, 2024, which was heard by the court on February 20, 2025.

McFall v. Canadian Real Estate Association, et al., Federal Court, Canada, Court File No. T-119-24. In this putative class action, filed on January 18, 2024, plaintiff alleges that Coldwell Banker Canada, amongst other brokers, franchisors, Regional Real Estate Boards and the Canadian Real Estate Board conspired to fix the price of buyer brokerage services in violation of civil and criminal statutes. On March 14, 2024, the Court entered an order functionally staying the matter pending further order of the court. We believe the court will reexamine this order upon conclusion of the appeal in a previously filed matter involving similar allegations but different parties.

Telephone Consumer Protection Act Litigation

Bumpus, et al. v. Realogy Holdings Corp., et al. (U.S. District Court for the Northern District of California, San Francisco Division). In this class action filed on June 11, 2019, plaintiffs allege that independent sales agents affiliated with Anywhere Advisors LLC violated the Telephone Consumer Protection Act of 1991 (TCPA) using dialers provided by Mojo Dialing Solutions, LLC and others. Plaintiffs seek relief on behalf of a National Do Not Call Registry class, an Internal Do Not Call class, and an Artificial or Prerecorded Message class.

In January 2025, the Company entered into a settlement of the case, which remains subject to preliminary and final approval of the court, pursuant to which it will pay $20 million. The court's preliminary approval hearing for the settlement is currently scheduled for February 27, 2025.

Other

Examples of other legal matters involving the Company may include but are not limited to:

• antitrust and anti-competition claims, including claims alleging exclusionary conduct or boycotts, among others;

• TCPA claims;

• claims alleging violations of RESPA, state consumer fraud statutes, federal consumer protection statutes or other state real estate law violations;

• employment law claims, including claims that independent residential real estate sales agents engaged by our company owned brokerages or by affiliated franchisees—under certain state or federal laws—are potentially employees instead of independent contractors, and they or regulators therefore may bring claims against our Owned Brokerage Group for breach of contract, wage and hour classification claims, wrongful discharge, unemployment and workers' compensation and could seek benefits, back wages, overtime, indemnification, penalties related to classification practices and expense reimbursement available to employees or make similar claims against Franchise Group as an alleged joint employer of an affiliated franchisee's independent sales agents;

• other employment law matters, including other types of worker classification claims as well as wage and hour claims and retaliation claims;

• claims alleging violations of consumer protection laws;

• claims regarding non-competition, non-solicitation and restrictive covenants together with claims of tortious interference and other improper recruiting conduct;

• information privacy and security claims, including claims under new and emerging data privacy laws related to the protection of customer, employee or third-party information, claims related to the implementation of various consumer opt-out rights, and claims under biometric data laws such as the Illinois Biometric Information Privacy Act;

• cyber-crime claims, including claims related to the diversion of homesale transaction closing funds;

• vicarious or joint liability claims based upon the conduct of individuals or entities traditionally outside of our control, including franchisees and independent sales agents, under joint employer claims or other theories of actual or apparent agency;

• claims by current or former franchisees that franchise agreements were breached, including improper terminations;

• claims generally against the company owned brokerage operations for negligence, misrepresentation or breach of fiduciary duty in connection with the performance of real estate brokerage or other professional services as well as other brokerage claims associated with listing information and property history;

• claims related to intellectual property or copyright law, including infringement actions alleging improper use of copyrighted photographs on websites or in marketing materials without consent of the copyright holder or claims challenging our trademarks;

• claims concerning breach of obligations to make websites and other services accessible for consumers with disabilities;

• claims against the title agent contending that the agent knew or should have known that a transaction was fraudulent or that the agent was negligent in addressing title defects or conducting the settlement;

• claims related to disclosure or securities law violations as well as derivative suits; and

• fraud, defalcation or misconduct claims.

Other ordinary course legal proceedings that may arise from time to time include those related to commercial arrangements, indemnification (under contract or common law), franchising arrangements, the fiduciary duties of brokers, standard brokerage disputes like the failure to disclose accurate square footage or hidden defects in the property such as mold, claims under the False Claims Act (or similar state laws), consumer lending and debt collection law claims, state auction law, and violations of similar laws in countries where we operate around the world with respect to any of the foregoing. In addition, with the increasing requirements resulting from government laws and regulations concerning data breach notifications and data privacy and protection obligations, claims associated with these laws may become more common. While most litigation involves claims against the Company, from time to time the Company commences litigation, including litigation against former employees, franchisees and competitors when it alleges that such persons or entities have breached agreements or engaged in other wrongful conduct.

* * *

Cendant Corporate Liabilities and Legacy Tax Matter

Anywhere Group (then Realogy Corporation) separated from Cendant on July 31, 2006 (the "Separation"), pursuant to a plan by Cendant (now known as Avis Budget Group, Inc.) to separate into four independent companies—one for each of Cendant's business units—real estate services (Anywhere Group, formerly referred to as Realogy Group), travel distribution services ("Travelport"), hospitality services, including timeshare resorts ("Wyndham Worldwide"), and vehicle rental ("Avis Budget Group"). Pursuant to the Separation and Distribution Agreement dated as of July 27, 2006 among Cendant, Anywhere Group, Wyndham Worldwide and Travelport (the "Separation and Distribution Agreement"), each of Anywhere Group, Wyndham Worldwide and Travelport have assumed certain contingent and other corporate liabilities (and related costs and expenses), which are primarily related to each of their respective businesses. In addition, Anywhere Group has assumed 62.5% and Wyndham Worldwide has assumed 37.5% of certain contingent and other corporate liabilities (and related costs and expenses) of Cendant. The due to former parent balance was $40 million and $38 million at December 31, 2024 and 2023, respectively. The due to former parent balance was comprised of the Company's portion of the following: (i) Cendant's remaining contingent tax liabilities, (ii) potential liabilities related to Cendant's terminated or divested businesses, and (iii) potential liabilities related to the residual portion of accruals for Cendant operations.

In December 2022, a hearing was held with the California Office of Tax Appeals ("OTA") on a Cendant legacy tax matter involving Avis Budget Group that related to a 1999 transaction. The case presented two issues: (i) whether the notices of proposed assessment issued by the California Franchise Tax Board were barred by the statute of limitations; and (ii) whether a transaction undertaken by Avis Budget Group in tax year 1999 constituted a tax-free reorganization under the Internal Revenue Code. In March 2023, the OTA decided in favor of the California Franchise Tax Board on both issues. As a result, the Company increased its accrual for this legacy tax matter in the first quarter of 2023 and as of December 31, 2024 the accrual is $40 million. On April 10, 2024, the Company's petition for rehearing was denied by the OTA, and the tax assessment is anticipated to become payable as early as first quarter of 2025, even if judicial relief is sought.

Tax Matters

The Company is subject to income taxes in the United States and several foreign jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes and recording related assets and liabilities. In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. The Company is regularly under audit by tax authorities whereby the outcome of the audits is uncertain. The Company believes there is appropriate support for positions taken on its tax returns. The liabilities that have been recorded represent the best estimates of the probable loss on certain positions and are adequate for all open years based on an assessment of many factors including past experience and interpretations of tax law applied to the facts of each matter. However, the outcomes of tax audits are inherently uncertain.

Escrow and Trust Deposits

As a service to its customers, the Company administers escrow and trust deposits which represent undisbursed amounts received for the settlement of real estate transactions. Deposits at FDIC-insured institutions are insured up to $250,000. These escrow and trust deposits totaled approximately $518 million at December 31, 2024 and while these deposits are not assets of the Company (and, therefore, are excluded from the accompanying Consolidated Balance Sheets), the Company remains contingently liable for the disposition of these deposits.

Purchase Commitments and Minimum Licensing Fees

In the normal course of business, the Company makes various commitments to purchase goods or services from specific suppliers, including those related to capital expenditures. The purchase commitments made by the Company as of December 31, 2024 are approximately $98 million.

The Company is required to pay a minimum licensing fee to Sotheby's which began in 2009 and continues through 2054. The annual minimum licensing fee is approximately $2 million per year. The Company is also required to pay a minimum licensing fee to Meredith Operations Corporation from 2009 through 2058 for the licensing of the Better Homes and

Gardens® Real Estate brand. The annual minimum fee was approximately $4 million in 2024 and will generally remain the same thereafter.

Future minimum payments for these purchase commitments and minimum licensing fees as of December 31, 2024 are as follows:

Year	Amount
2025	$ 61
2026	23
2027	18
2028	13
2029	13
Thereafter	180
Total	$ 308

Standard Guarantees/Indemnifications

In the ordinary course of business, the Company enters into numerous agreements that contain standard guarantees and indemnities whereby the Company indemnifies another party for breaches of representations and warranties. In addition, many of these parties are also indemnified against any third-party claim resulting from the transaction that is contemplated in the underlying agreement. Such guarantees or indemnifications are granted under various agreements, including those governing: (i) purchases, sales or outsourcing of assets or businesses, (ii) leases and sales of real estate, (iii) licensing of trademarks, (iv) use of derivatives, and (v) issuances of debt securities. The guarantees or indemnifications issued are for the benefit of the: (i) buyers in sale agreements and sellers in purchase agreements, (ii) landlords in lease contracts, (iii) franchisees in licensing agreements, (iv) financial institutions in derivative contracts, and (v) underwriters in issuances of securities. While some of these guarantees extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement or extend into perpetuity (unless subject to a legal statute of limitations). There are no specific limitations on the maximum potential amount of future payments that the Company could be required to make under these guarantees, nor is the Company able to develop an estimate of the maximum potential amount of future payments to be made under these guarantees as the triggering events are not subject to predictability. With respect to certain of the aforementioned guarantees, such as indemnifications of landlords against third-party claims for the use of real estate property leased by the Company, the Company maintains insurance coverage that mitigates any potential payments to be made.

Other Guarantees/Indemnifications

In the normal course of business, the Company coordinates numerous events for its franchisees and thus reserves a number of venues with certain minimum guarantees, such as room rentals at hotels local to the conference center. However, such room rentals are paid by each individual franchisee. If the franchisees do not meet the minimum guarantees, the Company is obligated to fulfill the minimum guaranteed fees. The maximum potential amount of future payments that the Company would be required to make under such guarantees is approximately $6 million. The Company would only be required to pay this maximum amount if none of the franchisees attended the planned events at the reserved venues. Historically, the Company has not been required to make material payments under these guarantees.

Insurance and Self-Insurance

The Consolidated Balance Sheets include liabilities relating to: (i) self-insured risks for errors and omissions and other legal matters incurred in the ordinary course of business within Owned Brokerage Group and (ii) premium and claim reserves for the Company's title underwriting business. The Company may also be subject to legal claims arising from the handling of escrow transactions and closings. Owned Brokerage Group carries errors and omissions insurance for errors made during the real estate settlement process of $15 million in the aggregate, subject to a deductible of $1.5 million per occurrence. In addition, the Company carries an additional errors and omissions insurance policy for Anywhere Real Estate Inc. and its subsidiaries for errors made for real estate related services up to $45 million in the aggregate, subject to a deductible of $2.5 million per occurrence. This policy also provides excess coverage to Owned Brokerage Group creating an aggregate limit of $60 million, subject to Owned Brokerage Group's deductible of $1.5 million per occurrence.

The Company, through its appropriately licensed subsidiaries within Title Group, acts as a title agent in real estate transactions and helps to provide coverage for real property to mortgage lenders and buyers of real property. When a subsidiary within Title Group is acting as a title agent issuing a policy on behalf of an underwriter, assuming no negligence on the part of the title agent, such subsidiary is not liable for losses under those policies but rather the title insurer is typically liable for such losses.

Fraud, defalcation and misconduct by employees are also risks inherent in the business. The Company is the custodian of cash deposited by customers with specific instructions as to its disbursement from escrow, trust and account servicing files. The Company maintains fidelity insurance covering the loss or theft of funds of up to $30 million per occurrence, subject to a deductible of $1 million per occurrence.

The Company also maintains self-insurance arrangements relating to health and welfare, workers' compensation, auto and general liability in addition to other benefits provided to the Company's employees. The accruals for these self-insurance arrangements totaled approximately $13 million and $12 million for December 31, 2024 and 2023, respectively.

16. EQUITY

Changes in Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive losses are as follows:

	Currency Translation Adjustments (a)		Minimum Pension Liability Adjustment		Accumulated Other Comprehensive Loss (b)
Balance at January 1, 2022	$ (9)	$	(41)	$	(50)
Other comprehensive income before reclassifications	—		1		1
Amounts reclassified from accumulated other comprehensive loss	—		2 (c)		2
Income tax expense	—		(1)		(1)
Current period change	—		2		2
Balance at December 31, 2022	(9)		(39)		(48)
Other comprehensive income before reclassifications	—		2		2
Amounts reclassified from accumulated other comprehensive loss	—		3 (c)		3
Income tax expense	—		(1)		(1)
Current period change	—		4		4
Balance at December 31, 2023	(9)		(35)		(44)
Other comprehensive (loss) income before reclassifications	(1)		3		2
Amounts reclassified from accumulated other comprehensive loss	—		2 (c)		2
Income tax expense	—		(2)		(2)
Current period change	(1)		3		2
Balance at December 31, 2024	$ (10)	$	(32)	$	(42)

(a) Assets and liabilities of foreign subsidiaries having non-U.S. dollar functional currencies are translated at exchange rates at the balance sheet dates and equity accounts are translated at historical spot rates. Revenues and expenses are translated at average exchange rates during the periods presented. The gains or losses resulting from translating foreign currency financial statements into U.S. dollars are included in accumulated other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in the Consolidated Statements of Operations.

(b) As of December 31, 2024, the Company does not have any after-tax components of accumulated other comprehensive loss attributable to noncontrolling interests.

(c) These amounts represent the amortization of actuarial gain (loss) to periodic pension cost and were reclassified from accumulated other comprehensive loss to the general and administrative expenses line on the Consolidated Statement of Operations.

Anywhere Group Statements of Equity for the years ended December 31, 2024, 2023 and 2022

Total equity for Anywhere Group equals that of Anywhere, but the components, common stock and additional paid-in capital are different. The table below presents information regarding the balances and changes in common stock and additional paid-in capital of Anywhere Group for each of the three years ended December 31, 2024, 2023 and 2022.

| | Anywhere Group Stockholder's Equity | | | | | | |
| | Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Accumulated Other Comprehensive Loss | Non-controlling Interests | Total Equity |
	Shares	Amount					
Balance at January 1, 2022	—	$ —	$ 4,948	$ (2,712)	$ (50)	$ 6	$ 2,192
Cumulative effect adjustment due to the adoption of ASU 2020-06	—	—	(53)	5	—	—	(48)
Net (loss) income	—	—	—	(287)	—	4	(283)
Other comprehensive income	—	—	—	—	2	—	2
Repurchase of common stock	—	—	(97)	—	—	—	(97)
Contributions from Anywhere	—	—	2	—	—	—	2
Stock-based compensation	—	—	6	—	—	—	6
Dividends	—	—	—	—	—	(8)	(8)
Contributions from non-controlling interests	—	—	—	—	—	1	1
Balance at December 31, 2022	—	$ —	$ 4,806	$ (2,994)	$ (48)	$ 3	$ 1,767
Net loss	—	—	—	(97)	—	(1)	(98)
Other comprehensive income	—	—	—	—	4	—	4
Stock-based compensation	—	—	8	—	—	—	8
Dividends	—	—	—	—	—	(1)	(1)
Contributions from non-controlling interests	—	—	—	—	—	1	1
Balance at December 31, 2023	—	$ —	$ 4,814	$ (3,091)	$ (44)	$ 2	$ 1,681
Net (loss) income	—	—	—	(128)	—	1	(127)
Other comprehensive income	—	—	—	—	2	—	2
Stock-based compensation	—	—	14	—	—	—	14
Dividends	—	—	—	—	—	(1)	(1)
Contributions from non-controlling interests	—	—	—	—	—	1	1
Balance at December 31, 2024	—	$ —	$ 4,828	$ (3,219)	$ (42)	$ 3	$ 1,570

17.   EARNINGS (LOSS) PER SHARE

Earnings (loss) per share attributable to Anywhere

Basic earnings (loss) per common share is computed based on net income (loss) attributable to Anywhere stockholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common share is computed consistently with the basic computation plus the effect of dilutive potential common shares outstanding during the period. Dilutive potential common shares include shares that the Company could be obligated to issue from its Exchangeable Senior Notes and warrants if dilutive (see Note 9, "Short and Long-Term Debt", for further discussion) and outstanding stock-based compensation awards (see Note 13, "Stock-Based Compensation", for further discussion). For purposes of computing diluted earnings (loss) per common share, weighted average common shares do not include potentially dilutive common shares if their effect is anti-dilutive. As such, the shares that the Company could be obligated to issue from its stock options, warrants and Exchangeable Senior Notes are excluded from the earnings (loss) per share calculation if the exercise or exchangeable price exceeds the average market price of common shares.

The Company uses the treasury stock method to calculate the dilutive effect of outstanding stock-based compensation. If dilutive, the Company uses the if converted method to calculate the dilutive effect of its Exchangeable Senior Notes. These notes will have a dilutive impact when the average market price of the Company's common stock exceeds the initial exchange price of $24.49 per share. The Exchangeable Senior Notes were not dilutive as of December 31, 2024 as the closing price of the Company's common stock as of December 31, 2024 was less than the initial exchange price.

The Company was in a net loss position for the years ended December 31, 2024, 2023 and 2022. Therefore, the impact of incentive equity awards was excluded from the computation of dilutive loss per share as the inclusion of such amounts would be anti-dilutive.

Stock Repurchases

The Company may repurchase shares of its common stock under authorizations from its Board of Directors. Shares repurchased are retired and not displayed separately as treasury stock on the consolidated financial statements. The par value of the shares repurchased and retired is deducted from common stock and the excess of the purchase price over par value is first charged against any available additional paid-in capital with the balance charged to retained earnings. Direct costs incurred to repurchase the shares are included in the total cost of the shares.

The Company's Board of Directors authorized a share repurchase program of up to $300 million of the Company's common stock in February 2022. From the date of authorization through December 31, 2024, the Company repurchased and retired 8.8 million shares of common stock for $97 million. The Company has not repurchased any shares under the share repurchase program since 2022. As of December 31, 2024, $203 million remained available for repurchase under the share repurchase program. The purchase of shares under this plan reduces the weighted-average number of shares outstanding in the basic earnings per share calculation. The Company is subject to limitations on share repurchases, which include compliance with the terms of our debt agreements.

18. RISK MANAGEMENT AND FAIR VALUE OF FINANCIAL INSTRUMENTS

RISK MANAGEMENT

The following is a description of the Company's risk management policies.

Interest Rate Risk

The Company is exposed to market risk from changes in interest rates primarily through senior secured debt. At December 31, 2024, the Company's primary interest rate exposure was to interest rate fluctuations, specifically SOFR, due to its impact on our borrowings under the Revolving Credit Facility.

As of December 31, 2024, the Company had variable interest rate debt from outstanding amounts under Revolving Credit Facility of $490 million, which was based on Term SOFR, excluding $140 million of securitization obligations.

Credit Risk and Exposure

The Company is exposed to counterparty credit risk in the event of nonperformance by counterparties to various agreements and sales transactions. The Company manages such risk by evaluating the financial position and creditworthiness of such counterparties and by requiring collateral in instances in which financing is provided. The Company mitigates counterparty credit risk associated with its derivative contracts by monitoring the amounts at risk with each counterparty to such contracts, periodically evaluating counterparty creditworthiness and financial position, and where possible, dispersing its risk among multiple counterparties.

As of December 31, 2024, there were no significant concentrations of credit risk with any individual counterparty or a group of counterparties. The Company actively monitors the credit risk associated with the Company's receivables.

Market Risk Exposure

Owned Brokerage Group operates real estate brokerage offices located in and around large metropolitan areas in the U.S. Owned Brokerage Group has more offices and realizes more of its revenues in California, Florida and the New York metropolitan area than any other regions of the country. For the year ended December 31, 2024, Owned Brokerage Group generated approximately 23% of its revenues from California, 21% from the New York metropolitan area and 13% from Florida. For the year ended December 31, 2023, Owned Brokerage Group generated approximately 22% of its revenues from California, 21% from the New York metropolitan area and 14% from Florida. For the year ended December 31, 2022, Owned Brokerage Group generated approximately 23% of its revenues from California, 21% from the New York metropolitan area and 13% from Florida.

Fair Value Measurements

The following tables present the Company's assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

Level Input:	Input Definitions:
Level I	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.
Level II	Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.
Level III	Unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The availability of observable inputs can vary from asset to asset and is affected by a wide variety of factors including, for example, the type of asset, whether the asset is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level III. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The fair value of financial instruments is generally determined by reference to quoted market values. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques, as appropriate. The fair value of interest rate swaps is determined based upon a discounted cash flow approach.

The Company measures financial instruments at fair value on a recurring basis and recognizes transfers within the fair value hierarchy at the end of the fiscal quarter in which the change in circumstances that caused the transfer occurred.

The following table summarizes fair value measurements by level at December 31, 2024 for assets and liabilities measured at fair value on a recurring basis:

	Level I	Level II	Level III	Total
Deferred compensation plan assets (included in other non-current assets)	$ 1	$ —	$ —	$ 1
Contingent consideration for acquisitions (included in accrued expenses and other current liabilities and other non-current liabilities)	—	—	2	2

The following table summarizes fair value measurements by level at December 31, 2023 for assets and liabilities measured at fair value on a recurring basis:

	Level I	Level II	Level III	Total
Deferred compensation plan assets (included in other non-current assets)	$ 1	$ —	$ —	$ 1
Contingent consideration for acquisitions (included in accrued expenses and other current liabilities and other non-current liabilities)	—	—	4	4

The fair value of the Company's contingent consideration for acquisitions is measured using a probability weighted-average discount rate to estimate future cash flows based upon the likelihood of achieving future operating results for individual acquisitions. These assumptions are deemed to be unobservable inputs and as such the Company's contingent consideration is classified within Level III of the valuation hierarchy. The Company reassesses the fair value of the contingent consideration liabilities on a quarterly basis.

The following table presents changes in Level III financial liabilities measured at fair value on a recurring basis:

	Level III
Fair value of contingent consideration at December 31, 2023	$ 4
Additions: contingent consideration related to acquisitions completed during the period	—
Reductions: payments of contingent consideration	(2)
Changes in fair value (reflected in general and administrative expenses)	—
Fair value of contingent consideration at December 31, 2024	$ 2

The following table summarizes the principal amount of the Company's indebtedness compared to the estimated fair value, primarily determined by quoted market values, at:

	December 31, 2024		December 31, 2023	
Debt	**Principal Amount**	**Estimated Fair Value (a)**	**Principal Amount**	**Estimated Fair Value (a)**
Revolving Credit Facility	$ 490	$ 490	$ 285	$ 285
Term Loan A Facility	—	—	206	205
7.00% Senior Secured Second Lien Notes	640	564	640	590
5.75% Senior Notes	558	442	576	448
5.25% Senior Notes	449	337	457	336
0.25% Exchangeable Senior Notes	403	359	403	314

_____

(a) The fair value of the Company's indebtedness is categorized as Level II.

19. SEGMENT INFORMATION

The reportable segments presented represent those for which the Company maintains separate financial information regularly provided to and reviewed by its chief operating decision maker ("CODM") for performance assessment and resource allocation. The Company's CODM is the Company's Chief Executive Officer and President. The classification of reportable segments also considers the distinctive nature of services offered by each segment as follows:

• Franchise Group is comprised of the Company's franchise business which franchises a portfolio of well-known, industry-leading franchise brokerage brands and also includes the Company's global relocation services operation and lead generation activities.

• Owned Brokerage Group operates a full-service real estate brokerage business and also includes the Company's share of equity earnings or losses from its minority-owned real estate auction joint venture.

• Title Group provides full-service title, escrow and settlement services to consumers, real estate companies, corporations and financial institutions primarily in support of residential real estate transactions. This segment also includes the Company's share of equity earnings or losses from Guaranteed Rate Affinity, its minority-owned mortgage origination joint venture, and from its minority-owned title insurance underwriter joint venture.

The CODM evaluates the performance of the Company's reportable segments primarily through two measures: revenue and operating EBITDA. The CODM focuses on revenue and operating EBITDA by reportable segment in evaluating period over period performance, including budget-to-actual variances, while also taking into consideration current market conditions. This approach provides greater transparency into the operating results of each reportable segment and facilitates effective resource allocation.

Operating EBITDA is defined as net income (loss) adjusted for depreciation and amortization, interest expense, net (excluding relocation services interest for securitization assets and securitization obligations), income taxes, and certain non-core items. Non-core items include non-cash stock-based compensation, restructuring charges, impairments, former parent legacy items, legal contingencies unrelated to normal operations which currently includes industry-wide antitrust lawsuits and class action lawsuits, gains or losses on the early extinguishment of debt, and gains or losses on discontinued operations or the sale of businesses, investments, or other assets. Effective December 31, 2024, the definition of Operating EBITDA was updated to include adjustments for non-cash stock-based compensation and legal contingencies unrelated to normal operations which currently includes industry-wide antitrust lawsuits and class action lawsuits to conform with similar adjustments and measures disclosed by industry competitors. These updates primarily impact total company Operating

EBITDA. For consistency and to align with how the CODM evaluates performance, prior periods have been recast to align with the updated definition. The changes have an immaterial impact on segment profitability and do not materially alter trends or comparability across reporting periods.

Set forth in the tables below are Segment net revenues and a reconciliation to Total consolidated net revenues and Segment operating EBITDA and a reconciliation to Net loss attributable to Anywhere and Anywhere Group before income taxes for the years ended December 31, 2024, 2023 and 2022.

	Year Ended December 31, 2024			
	Franchise Group	Owned Brokerage Group	Title Group	Totals
Net revenues from external customers	$ 642	$ 4,688	$ 362	$ 5,692
Intersegment revenues (a)	319	—	—	319
Segment net revenues	961	4,688	362	6,011

Reconciliation of Segment net revenues to Total consolidated net revenues

Elimination of intersegment revenues (a)				(319)
Total consolidated net revenues				5,692

Less (b):

Commission and other agent-related costs	—	3,718	—	3,718
Operating	248	882	299	1,429
Marketing	89	102	18	209
General and administrative (c)	103	85	59	247
Equity in earnings	—	(5)	(2)	(7)
Other segment items (d)	—	(1)	1	—
Segment operating EBITDA	521	(93)	(13)	415

Reconciliation of Segment operating EBITDA to Net loss attributable to Anywhere and Anywhere Group before income taxes

Unallocated amounts:

Former parent legacy cost, net	2
Gain on the early extinguishment of debt	(7)
Other corporate expenses	125
Depreciation and amortization	198
Interest expense, net	153
Stock-based compensation	17
Restructuring costs, net	32
Impairments	20
Legal contingencies	2
Loss on the sale of businesses, investments or other assets, net	3
Net loss attributable to Anywhere and Anywhere Group before income taxes	$ (130)

(a) Intersegment revenues include intercompany royalties and marketing fees paid by Owned Brokerage Group to Franchise Group and are eliminated in consolidation.

(b) The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker. Intersegment expenses are included within the amounts shown.

(c) General and administrative expenses exclude non-cash stock-based compensation and legal contingencies unrelated to normal operations which currently includes industry-wide antitrust lawsuits and class action lawsuits.

(d) Other segment items include Net income (loss) attributable to noncontrolling interests and other non-operating items. Amounts are immaterial to each segment.

F-50

	Year Ended December 31, 2023			
	Franchise Group	**Owned Brokerage Group**	**Title Group**	**Totals**
Net revenues from external customers	$ 668	$ 4,628	$ 340	$ 5,636
Intersegment revenues (a)	315	—	—	315
Segment net revenues	983	4,628	340	5,951
Reconciliation of Segment net revenues to Total consolidated net revenues				
Elimination of intersegment revenues (a)				(315)
Total consolidated net revenues				5,636
Less (b):				
Commission and other agent-related costs	—	3,664	—	3,664
Operating	259	893	294	1,446
Marketing	95	114	19	228
General and administrative (c)	102	93	52	247
Equity in earnings	—	(2)	(7)	(9)
Other segment items (d)	—	1	(2)	(1)
Segment operating EBITDA	527	(135)	(16)	376
Reconciliation of Segment operating EBITDA to Net loss attributable to Anywhere and Anywhere Group before income taxes				
Unallocated amounts:				
Former parent legacy cost, net				18
Gain on the early extinguishment of debt				(169)
Other corporate expenses				121
Depreciation and amortization				196
Interest expense, net				151
Stock-based compensation				12
Restructuring costs, net				49
Impairments				65
Legal contingencies				43
Loss on the sale of businesses, investments or other assets, net				2
Net loss attributable to Anywhere and Anywhere Group before income taxes				$ (112)

(a) Intersegment revenues include intercompany royalties and marketing fees paid by Owned Brokerage Group to Franchise Group and are eliminated in consolidation.

(b) The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker. Intersegment expenses are included within the amounts shown.

(c) General and administrative expenses exclude non-cash stock-based compensation and legal contingencies unrelated to normal operations which currently includes industry-wide antitrust lawsuits and class action lawsuits.

(d) Other segment items include Net income (loss) attributable to noncontrolling interests and other non-operating items. Amounts are immaterial to each segment.

	Year Ended December 31, 2022			
	Franchise Group	Owned Brokerage Group	Title Group	Totals
Net revenues from external customers	$ 772	$ 5,606	$ 530	$ 6,908
Intersegment revenues (a)	373	—	—	373
Segment net revenues	1,145	5,606	530	7,281

Reconciliation of Segment net revenues to Total consolidated net revenues

Elimination of intersegment revenues (a)				(373)
Total consolidated net revenues				6,908

Less (b):				
Commission and other agent-related costs	—	4,415	—	4,415
Operating	272	1,034	428	1,734
Marketing	106	141	20	267
General and administrative (c)	94	71	59	224
Equity in losses	—	17	11	28
Other segment items (d)	—	—	1	1
Segment operating EBITDA	673	(72)	11	612

Reconciliation of Segment operating EBITDA to Net loss attributable to Anywhere and Anywhere Group before income taxes

Unallocated amounts:	
Former parent legacy cost, net	1
Loss on the early extinguishment of debt	96
Other corporate expenses	78
Depreciation and amortization	214
Interest expense, net	113
Stock-based compensation	22
Restructuring costs, net	32
Impairments	483
Legal contingencies	63
Gain on the sale of businesses, investments or other assets, net	(135)
Net loss attributable to Anywhere and Anywhere Group before income taxes	$ (355)

_____

(a) Intersegment revenues include intercompany royalties and marketing fees paid by Owned Brokerage Group to Franchise Group and are eliminated in consolidation.

(b) The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker. Intersegment expenses are included within the amounts shown.

(c) General and administrative expenses exclude non-cash stock-based compensation and legal contingencies unrelated to normal operations which currently includes industry-wide antitrust lawsuits and class action lawsuits.

(d) Other segment items include Net income (loss) attributable to noncontrolling interests and other non-operating items. Amounts are immaterial to each segment.

Reconciliations of reportable segment assets and other significant items to consolidated totals:

	As of and for the year ended December 31, 2024					
	Franchise Group	Owned Brokerage Group	Title Group	Segment Total	Unallocated Corporate Amounts	Consolidated Total
Total assets	$ 4,326	$ 561	$ 509	$ 5,396	$ 240	$ 5,636
Capital expenditures	26	28	7	61	17	78
Investment in equity method investees	—	31	151	182	—	182
Depreciation and amortization	117	46	18	181	17	198

	As of and for the year ended December 31, 2023					
	Franchise Group	Owned Brokerage Group	Title Group	Segment Total	Unallocated Corporate Amounts	Consolidated Total
Total assets	$ 4,430	$ 630	$ 531	$ 5,591	$ 248	$ 5,839
Capital expenditures	28	24	7	59	13	72
Investment in equity method investees	—	26	152	178	—	178
Depreciation and amortization	114	52	12	178	18	196

	As of and for the year ended December 31, 2022					
	Franchise Group	Owned Brokerage Group	Title Group	Segment Total	Unallocated Corporate Amounts	Consolidated Total
Capital expenditures	$ 42	$ 40	$ 11	$ 93	$ 16	$ 109
Depreciation and amortization	119	63	11	193	21	214

The geographic segment information provided below is classified based on the geographic location of the Company's subsidiaries.

	United States	All Other Countries	Total
On or for the year ended December 31, 2024			
Net revenues	$ 5,626	$ 66	$ 5,692
Total assets	5,589	47	5,636
Net property and equipment	246	1	247
On or for the year ended December 31, 2023			
Net revenues	$ 5,562	$ 74	$ 5,636
Total assets	5,784	55	5,839
Net property and equipment	279	1	280
On or for the year ended December 31, 2022			
Net revenues	$ 6,829	$ 79	$ 6,908
Total assets	6,309	74	6,383
Net property and equipment	316	1	317

EXHIBIT INDEX

Exhibit	Description
2.1	Separation and Distribution Agreement by and among Cendant Corporation, Anywhere Real Estate Group LLC (f/k/a Realogy Corporation), Wyndham Worldwide Corporation and Travelport Inc. dated as of July 27, 2006 (Incorporated by reference to Exhibit 2.1 to Anywhere Real Estate Group LLC's Current Report on Form 8-K filed July 31, 2006).
2.2	Letter Agreement dated August 23, 2006 relating to the Separation and Distribution Agreement by and among Anywhere Real Estate Group LLC (f/k/a Realogy Corporation), Cendant Corporation, Wyndham Worldwide Corporation and Travelport Inc. dated as of July 27, 2006 (Incorporated by reference to Exhibit 2.1 to Anywhere Real Estate Group LLC's Current Report on Form 8-K filed August 23, 2006).
3.1	Seventh Amended and Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.1 to Registrants' Current Report on Form 8-K filed on May 3, 2023).
3.2	Seventh Amended and Restated Bylaws of Anywhere Real Estate Inc., as adopted by the Board of Directors, effective July 30, 2024 (Incorporated by reference to Exhibit 3.1 to Registrants' Form 10-Q for the period ended June 30, 2024).
3.3	Certificate of Amendment of Anywhere Real Estate Group LLC (Incorporated by reference to Exhibit 3.3 to Registrants' Current Report on Form 8-K filed on June 9, 2022).
3.4	Amended and Restated Limited Liability Company Agreement of Anywhere Real Estate Group LLC (Incorporated by reference to Exhibit 3.4 to Registrants' Current Report on Form 8-K filed on June 9, 2022).
4.1	Indenture, dated as of January 11, 2021, among Anywhere Real Estate Group LLC (f/k/a Realogy Group LLC), as Issuer, Anywhere Co-Issuer Corp. (f/k/a Realogy Co-Issuer Corp.), as Co-Issuer, Anywhere Real Estate Inc. (f/k/a Realogy Holdings Corp.), the Note Guarantors (as defined therein) and The Bank of New York Mellon Trust Company, N.A., as Trustee, governing the 5.75% Senior Notes due 2029 (the "5.75% Senior Note Indenture") (incorporated by reference to Exhibit 4.1 to Registrants' Current Report on Form 8-K filed on January 11, 2021).
4.2	Form of 5.75% Senior Notes due 2029 (included in the 5.75% Senior Note Indenture filed as Exhibit 4.1 to Registrants' Current Report on Form 8-K filed on January 11, 2021).
4.3	Supplemental Indenture No. 1 dated as of February 4, 2021 to the 5.75% Senior Note Indenture (Incorporated by reference to Exhibit 4.2 to Registrants' Current Report on Form 8-K filed on February 4, 2021).
4.4	Supplemental Indenture No. 2 dated as of November 1, 2021 to the 5.75% Senior Note Indenture (Incorporated by reference to Exhibit 4.12 to Registrant's Form 10-K for the year ended December 31, 2021).
4.5	Supplemental Indenture No. 3 dated as of May 10, 2022 to the 5.75% Senior Note Indenture (Incorporated by reference to Exhibit 4.1 to Registrants' Form 10-Q for the period ended March 31, 2023.
4.6	Indenture, dated as of June 2, 2021, among Anywhere Real Estate Group LLC (f/k/a Realogy Group LLC), as Issuer, Anywhere Co-Issuer Corp. (f/k/a Realogy Co-Issuer Corp.), as Co-Issuer, the Guarantors (as defined therein) and The Bank of New York Mellon Trust Company, N.A., as Trustee, governing the 0.25% Exchangeable Senior Notes due 2026 (the "0.25% Exchangeable Senior Notes Indenture") (Incorporated by reference to Exhibit 4.1 to Registrants' Current Report on Form 8-K filed on June 3, 2021).
4.7	Form of 0.25% Exchangeable Senior Note due 2026 (included in the 0.25% Exchangeable Senior Note Indenture filed as Exhibit 4.1 to Registrants' Current Report on Form 8-K filed on June 3, 2021).
4.8	Supplemental Indenture No. 1 dated as of November 1, 2021 to the 0.25% Exchangeable Senior Note Indenture (Incorporated by reference to Exhibit 4.14 to Registrant's Form 10-K for the year ended December 31, 2021).
4.9	Supplemental Indenture No. 2 dated as of May 10, 2022 to the 0.25% Exchangeable Senior Note Indenture (Incorporated by reference to Exhibit 4.3 to Registrants' Form 10-Q for the period ended March 31, 2023).
4.10	Indenture, dated as of January 10, 2022, among Anywhere Real Estate Group LLC (f/k/a Realogy Group LLC), as Issuer, Anywhere Co-Issuer Corp. (f/k/a Realogy Co-Issuer Corp.), as Co-Issuer, Anywhere Real Estate Inc. (f/k/a Realogy Holdings Corp.), the Note Guarantors (as defined therein) and the Bank of New York Mellon Trust Company, N.A., as Trustee, governing the 5.250% Senior Notes due 2030 (the "5.250% Senior Note Indenture") (Incorporated by reference to Exhibit 4.1 to Registrants' Current Report on Form 8-K filed on January 10, 2022).

Exhibit	Description
4.11	Form of 5.250% Senior Notes due 2030 (included in the 5.250% Senior Note Indenture filed as Exhibit 4.1 to Registrants' Current Report on Form 8-K filed on January 10, 2022).
4.12	Supplemental Indenture No. 1 dated as of May 10, 2022 to the 5.25% Senior Note Indenture (Incorporated by reference to Exhibit 4.2 to Registrants' Form 10-Q for the period ended March 31, 2023).
4.13	Specimen Common Stock Certificate (Incorporated by reference to Exhibit 3.1 to Registrants' Form 10-Q for the period ended March 31, 2023).
4.14	Indenture, dated as of August 24, 2023, by and among the Anywhere Real Estate Group LLC, Anywhere Co-Issuer Corp., Anywhere Real Estate Inc., Anywhere Intermediate Holdings LLC, the subsidiary guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee and collateral agent, governing the 7.000% Second Lien Senior Secured Notes due 2030 (Incorporated by reference to Exhibit 4.1 to Registrants' Current Report on Form 8-K filed on August 25, 2023).
4.15	Form of 7.000% Second Lien Senior Secured Notes due 2030 (Included as Exhibit A to Exhibit 4.1 to Registrants' Current Report on Form 8-K filed on August 25, 2023).
4.16	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (Incorporated by reference to Exhibit 4.1 to Registrants' Current Report on Form 8-K filed on May 3, 2023).
10.1	Tax Sharing Agreement by and among Anywhere Real Estate Group LLC (f/k/a Realogy Corporation), Cendant Corporation, Wyndham Worldwide Corporation and Travelport Inc. dated as of July 28, 2006 (the "Tax Sharing Agreement") (Incorporated by reference to Exhibit 10.1 to Anywhere Real Estate Group LLC's Form 10-Q for the period ended June 30, 2009).
10.2	Amendment executed July 8, 2008 and effective as of July 26, 2006 to the Tax Sharing Agreement (Incorporated by reference to Exhibit 10.2 to Anywhere Real Estate Group LLC's Form 10-Q for the period ended June 30, 2008).
10.3	Eleventh Amendment, dated as of July 27, 2022, to the Amended and Restated Credit Agreement (Incorporated by reference to Exhibit 10.1 to Registrants' Current Report on Form 8-K filed on July 28, 2022).
10.5	Amended and Restated Guaranty and Collateral Agreement, dated as of March 5, 2013, among Anywhere Intermediate Holdings LLC (f/k/a Realogy Intermediate Holdings LLC), Anywhere Real Estate Group LLC (f/k/a Realogy Group LLC), the subsidiary loan parties thereto, and JPMorgan Chase Bank, N.A., as administrative and collateral agent (Incorporated by reference to Exhibit 10.2 to Registrants' Current Report on Form 8-K filed on March 8, 2013).
10.6	First Priority Intercreditor Agreement, dated as of February 2, 2012, among Anywhere Real Estate Group LLC (f/k/a Realogy Corporation), the other Grantors (as defined therein) from time to time party hereto, JPMorgan Chase Bank, N.A., as collateral agent for the Credit Agreement Secured Parties (as defined therein) and as Authorized Representative for the Credit Agreement Secured Parties, The Bank of New York, Mellon Trust Company, N.A., as the collateral agent and Authorized Representative for the Initial Additional First Lien Priority Note Secured Parties (as defined therein) (Incorporated by reference as Exhibit 10.13 to Registrants' Form 10-K for the year ended December 31, 2011).
10.7	Joinder No. 1 dated as of October 23, 2015 to the First Lien Priority Intercreditor Agreement dated as of February 2, 2012, with JPMorgan Chase Bank, N.A. and the other parties thereto (Incorporated by reference to Exhibit 10.4 to Registrants' Current Report on Form 8-K filed on October 28, 2015).
10.8	Exchange Agreement dated as of July 25, 2023, by and among Anywhere Real Estate Group LLC, Anywhere Co-Issuer Corp., Anywhere Real Estate Inc., Anywhere Intermediate Holdings LLC, the subsidiary guarantors party thereto and funds managed by Angelo Gordon & Co., L.P. (Incorporated by reference to Exhibit 10.1 to Registrants' Current Report on Form 8-K/A filed on July 26, 2023).
10.9	First Lien/Second Lien Intercreditor Agreement, dated as of August 24, 2023, by and among the Issuer and each of the other loan parties from time to time party thereto, JPMorgan Chase Bank, N.A., as the Initial First Lien Priority Representative, the Collateral Agent, as the Initial Second Lien Priority Representative, and each additional First Lien Priority Representative and additional Second Lien Priority Representative from time to time party thereto (Incorporated by reference to Exhibit 10.1 to Registrants' Current Report on Form 8-K filed on August 25, 2023).
10.10	Collateral Agreement, dated as of August 24, 2023, among the Issuers, Intermediate Holdings, and the Subsidiary Guarantors, as Grantors, and The Bank of New York Mellon Trust Company, N.A., as the Collateral

Exhibit	Description
	Agent (Incorporated by reference to Exhibit 10.2 to Registrants' Current Report on Form 8-K filed on August 25, 2023).
10.11	Cooperation Agreement, dated February 8, 2024, between Anywhere Real Estate Inc. and Angelo Gordon & Co., L.P. and certain affiliated investors (Incorporated by reference to Exhibit 10.1 to Registrants' Current Report on Form 8-K filed on February 8, 2024).
10.12	Amendment No. 1 to Cooperation Agreement, dated February 8, 2024, between Anywhere Real Estate Inc. and Angelo Gordon & Co., L.P. and certain affiliated investors ((Incorporated by reference to Exhibit 10.1 to Registrants' Form 10-Q for the period ended March 31, 2024).
10.13	Trademark License Agreement, dated as of February 17, 2004, among SPTC Delaware LLC (as assignee of SPTC, Inc.), Sotheby's (as successor to Sotheby's Holdings, Inc.), Cendant Corporation and Sotheby's International Realty Licensee Corporation (f/k/a Monticello Licensee Corporation)(the "Trademark License Agreement") (Incorporated by reference to Exhibit 10.12 to Anywhere Real Estate Group LLC's (f/k/a Realogy Corporation) Registration Statement on Form 10 (File No. 001-32852)).
10.14	Amendment No. 1 to Trademark License Agreement, dated May 2, 2005 (Incorporated by reference to Exhibit 10.12(a) to Anywhere Real Estate Group LLC's (f/k/a Realogy Corporation) Registration Statement on Form 10 (File No. 001-32852)).
10.15	Amendment No. 2 to Trademark License Agreement, dated May 2, 2005 (Incorporated by reference to Exhibit 10.12(b) to Anywhere Real Estate Group LLC's (f/k/a Realogy Corporation) Registration Statement on Form 10 (File No. 001-32852)).
10.16	Consent of SPTC Delaware LLC, Sotheby's (as successor to Sotheby's Holdings, Inc.) and Sotheby's International Realty License Corporation (Incorporated by reference to Exhibit 10.12(c) to Amendment No. 5 to Anywhere Real Estate Group LLC's (f/k/a Realogy Corporation) Registration Statement on Form 10 (File No. 001-32852)).
10.17	Joinder Agreement dated as of January 1, 2005, between SPTC Delaware LLC, Sotheby's (as successor to Sotheby's Holdings, Inc.), and Cendant Corporation and Sotheby's International Realty Licensee Corporation (Incorporated by reference to Exhibit 10.11 to Anywhere Real Estate Group LLC's ((f/k/a Realogy Corporation) Form 10-Q for the period ended June 30, 2009).
10.18	Amendment No. 3 to Trademark License Agreement dated January 14, 2011 (Incorporated by reference to Exhibit 10.49 to Anywhere Real Estate Group LLC's (f/k/a Realogy Corporation's) Form 10-K for the year ended December 31, 2010).
10.19	Lease Agreement dated November 23, 2011, between 175 Park Avenue, LLC and Anywhere Real Estate Operations LLC (f/k/a Realogy Operations LLC) (Incorporated by reference to Exhibit 10.57 to Registrants' Form 10-K for the year ended December 31, 2011).
10.20	First Amendment to Lease dated April 29, 2013, between 175 Park Avenue, LLC and Anywhere Real Estate Operations LLC (f/k/a Realogy Operations LLC) amending Lease dated November 23, 2011 (Incorporated by reference to Exhibit 10.3 to Registrants' Form 10-Q for the period ended March 31, 2013).
10.21	Guaranty dated November 23, 2011, by Anywhere Real Estate Group LLC (f/k/a Realogy Corporation) to 175 Park Avenue, LLC (Incorporated by reference to Exhibit 10.58 to Registrants' Form 10-K for the year ended December 31, 2011).
10.22	Form of Indemnification Agreement (Incorporated by reference to Exhibit 10.79 to Anywhere Real Estate Inc.'s (f/k/a Realogy Holdings Corp.) Registration Statement on Form S-1 (File No. 333-181988).
10.23	Form of Note Hedge Confirmation (incorporated by reference to Exhibit 10.1 to Registrants' Current Report on Form 8-K filed on June 3, 2021).
10.24	Form of Warrant Confirmation (incorporated by reference to Exhibit 10.2 to Registrants' Current Report on Form 8-K filed on June 3, 2021.
10.25	Binding Term Sheet, dated November 6, 2024, by and between RE Closing Buyer Corp. and Secured Land Transfers LLC (Incorporated by reference to Exhibit 10.1 to Registrants' Form 10-Q for the period ended September 30, 2024).
10.26**	Realogy Holdings Corp. (now known as Anywhere Real Estate Inc.) 2012 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.2 to Anywhere Real Estate Inc.'s Registration Statement on Form S-8 filed on October 12, 2012).

Exhibit	Description
10.27**	Realogy Holdings Corp. (now known as Anywhere Real Estate Inc.) Amended and Restated 2012 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.1 to Anywhere Real Estate Inc.'s Current Report on Form 8-K filed on May 5, 2016).
10.28**	Realogy Holdings Corp. (now known as Anywhere Real Estate Inc.) 2018 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.1 to Anywhere Real Estate Inc.'s Registration Statement on Form S-8 filed on May 2, 2018).
10.29**	Anywhere Real Estate Inc. Amended & Restated 2018 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.1 to Anywhere Real Estate Inc.'s Current Report on Form 8-K filed on May 5, 2021).
10.30**	Second Amended & Restated 2018 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.1 to Registrants' Current Report on Form 8-K filed on May 3, 2023).
10.31**	Form of Notice of Grant and Stock Option Agreement under the 2012 Long-Term Incentive Plan (Incorporated by referenced to Exhibit 10.61 to Registrants' Form 10-K for the year ended December 31, 2013).
10.32**	Form of Notice of Grant and Stock Option Agreement under the Amended and Restated 2012 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.50 to Registrants' Form 10-K for the year ended December 31, 2016).
10.33**	Form of Notice of Grant and Stock Option Agreement under the 2018 Long-Term Incentive Plan (Incorporated by referenced to Exhibit 10.67 to Registrants' Form 10-K for the year ended December 31, 2018).
10.34**	Form of Notice of Grant and Restricted Stock Unit Agreement under the Amended and Restated 2018 Long-Term Incentive Plan (Incorporated by referenced to Exhibit 10.1 to Registrants' Form 10-Q for the period ended March 31, 2022).
10.35**	Form of Notice of Grant and Performance Share Unit Agreement under the Amended and Restated 2018 Long-Term Incentive Plan (Incorporated by referenced to Exhibit 10.2 to the Registrants' Form 10-Q for the period ended March 31, 2022).
10.36** *	Form of Notice of Grant and Cash-Settled Restricted Stock Unit Agreement under the Amended and Restated 2018 Long-Term Incentive Plan.
10.37** *	Form of Notice of Grant and Cash Long-Term Performance Award Agreement under the Amended and Restated 2018 Long-Term Incentive Plan.
10.38** *	Form of Notice of Grant and Restricted Stock Unit Agreement under the Second Amended and Restated 2018 Long-Term Incentive Plan.
10.39** *	Form of Notice of Grant and Performance Share Unit Agreement under the Second Amended and Restated 2018 Long-Term Incentive Plan.
10.40** *	Form of Notice of Grant and Cash-Settled Restricted Stock Unit Agreement under the Second Amended and Restated 2018 Long-Term Incentive Plan.
10.41** *	Form of Notice of Grant and Cash Long-Term Performance Award Agreement under the Second Amended and Restated 2018 Long-Term Incentive Plan.
10.42** *	Form of Director Restricted Stock Unit Notice of Grant and Restricted Stock Unit Agreement under the Second Amended and Restated 2018 Long-Term Incentive Plan.
10.43**	Special Performance Award Notice of Grant & Award Agreement dated November 20, 2023, between Anywhere Real Estate Inc. and Ryan M. Schneider (Incorporated by reference to Exhibit 10.1 to Registrants' Current Report on Form 8-K filed on November 22, 2023).
10.44**	Special Performance and Retention Award and Retention and Cash-Settled Restricted Stock Unit Notice of Grant and Award Agreement dated February 22, 2024, between Anywhere Real Estate Inc. and Charlotte C. Simonelli (Incorporated by reference to Exhibit 10.2 to Registrants' Quarterly Report on Form 10-Q for the period ended March 31, 2024).
10.45**	Anywhere Real Estate Inc. (f/k/a Realogy Holdings Corp.) Severance Pay Plan for Executives (Incorporated by reference to Exhibit 10.1 to Registrants' Current Report on Form 8-K filed on November 6, 2018).
10.46**	Anywhere Real Estate Inc. (f/k/a Realogy Holdings Corp.) First Amendment to Severance Pay Plan for Executives (Incorporated by reference to Exhibit 10.52 to Registrants' Form 10-K for the year ended December 31, 2022).
10.47**	Anywhere Real Estate Inc. (f/k/a Realogy Holdings Corp.) Change in Control Plan for Executives (Incorporated by reference to Exhibit 10.2 to Registrants' Current Report on Form 8-K filed on November 6, 2018).

Exhibit	Description
10.48**	Anywhere Real Estate Inc. (f/k/a Realogy Holdings Corp.) Executive Restrictive Covenant Agreement (Incorporated by reference to Exhibit 10.3 to Registrants' Current Report on Form 8-K filed on November 6, 2018).
10.49**	Amended and Restated Realogy Group LLC (now known as Anywhere Real Estate Group LLC) Executive Deferred Compensation Plan (the "Amended and Restated Executive Deferred Compensation Plan") (Incorporated by reference to Exhibit 10.1 to Registrants' Current Report on Form 8-K filed on April 9, 2013).
10.50**	Amendment No. 1 dated November 4, 2014 to the Amended and Restated Executive Deferred Compensation Plan (Incorporated by reference to Exhibit 10.26 to Registrants' Form 10-K for the year ended December 31, 2014).
10.51**	Amendment No. 2 dated December 11, 2014 the Amended and Restated Executive Deferred Compensation Plan (Incorporated by reference to Exhibit 10.27 to Registrants' Form 10-K for the year ended December 31, 2014).
10.52**	Amendment No. 3 dated December 15, 2017 to the Amended and Restated Executive Deferred Compensation Plan (Incorporated by reference to Exhibit 10.1 to Registrants' Current Report on Form 8-K filed on December 15, 2017).
10.53**	Anywhere Real Estate Inc. (f/k/a Realogy Holdings Corp.) Director Deferred Compensation Plan (the "Director Deferred Compensation Plan") (Incorporated by reference to Exhibit 10.2 to Registrants' Form 10-Q for the period ended March 31, 2013).
10.54**	Amendment No. 1 dated November 4, 2014 to the Director Deferred Compensation Plan (Incorporated by reference to Exhibit 10.29 to Registrants' Form 10-K for the year ended December 31, 2014).
10.55**	Amendment No. 2 dated December 11, 2014 to the Director Deferred Compensation Plan (Incorporated by reference to Exhibit 10.30 to Registrants' Form 10-K for the year ended December 31, 2014).
10.56**	Amended and Restated Employment Agreement, dated as of August 4, 2022, between Anywhere Real Estate Inc. and Ryan M. Schneider (Incorporated by reference to Exhibit 10.2 to Registrants' Form 10-Q for the period ended June 30, 2022, filed on August 5, 2022).
10.57**	Letter Agreement dated February 28, 2019 between Anywhere Real Estate Inc. (f/k/a Realogy Holdings Corp.) and Charlotte Simonelli (Incorporated by reference to Exhibit 10.1 to Registrants' Current Report on Form 8-K filed on March 11, 2019).
10.58**	Letter Agreement dated February 26, 2019 between Anywhere Real Estate Inc. (f/k/a Realogy Holdings Corp.) and Marilyn J. Wasser (Incorporated by reference to Exhibit 10.4 to Registrants' Form 10-Q for the period ended March 31, 2019).
10.59**	Letter Agreement dated February 23, 2016 between Anywhere Real Estate Inc. (f/k/a Realogy Holdings Corp.) and Donald J. Casey (Incorporated by reference to Exhibit 10.27 to Registrants' Form 10-K for the year ended December 31, 2018).
10.60**	Letter Agreement dated November 30, 2020, between Anywhere Real Estate Inc. (f/k/a Realogy Holdings Corp.) and Susan Yannaccone (Incorporated by reference to Exhibit 10.1 to Registrants Form 10-Q filed on May 3, 2023).
10.61** *	Letter Agreement dated February 1, 2024, between Anywhere Real Estate Inc. and Rudy Wolfs.
19.1*	Procedures and Guidelines Governing Securities Trades by Company Personnel.
21.1*	Subsidiaries of Anywhere Real Estate Inc. and Anywhere Real Estate Group LLC.
23.1*	Consent of PricewaterhouseCoopers LLP.
24.1*	Power of Attorney of Directors and Officers of the Registrants (included on signature pages to this Form 10-K).
31.1*	Certification of the Chief Executive Officer of Anywhere Real Estate Inc. pursuant to Rules 13(a)-14(a) and 15(d)-14(a) promulgated under the Securities Exchange Act of 1934, as amended.
31.2*	Certification of the Chief Financial Officer of Anywhere Real Estate Inc. pursuant to Rules 13(a)-14(a) and 15(d)-14(a) promulgated under the Securities Exchange Act of 1934, as amended.
31.3*	Certification of the Chief Executive Officer of Anywhere Real Estate Group LLC pursuant to Rules 13(a)-14(a) and 15(d)-14(a) promulgated under the Securities Exchange Act of 1934, as amended.
31.4*	Certification of the Chief Financial Officer of Anywhere Real Estate Group LLC pursuant to Rules 13(a)-14(a) and 15(d)-14(a) promulgated under the Securities Exchange Act of 1934, as amended.
32.1*	Certification for Anywhere Real Estate Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit	Description
32.2*	Certification for Anywhere Real Estate Group LLC pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1**	Executive Officer Mandatory Compensation Clawback Policy (Incorporated by reference to Exhibit 97.1 of the Registrants' Annual Report on Form 10-K for the year ended December 31, 2023).
101	The following information from Anywhere's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, formatted in iXBRL (Inline Extensible Business Reporting Language): (i) the Consolidated Balance Sheets as of December 31, 2024 and 2023; (ii) the Consolidated Statements of Operations for the years ended December 31, 2024, 2023 and 2022; (iii) the Consolidated Statements of Comprehensive Loss for the years ended December 31, 2024, 2023 and 2022; (iv) the Consolidated Statements of Stockholders' Equity (Deficit) for the years ended December 31, 2024, 2023 and 2022; (v) the Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022; and (vi) the Notes to the Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted in iXBRL and contained in Exhibit 101).

_____

*   Filed herewith.

**   Compensatory plan or arrangement.